      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 1996

                                                      REGISTRATION NO. 333-03131
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 2
                                       TO
                           REGISTRATION STATEMENT ON

                                    FORM S-3
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                       INTERNEURON PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)
                           --------------------------

             DELAWARE                                    04-3047911
  (State or other jurisdiction of               (I.R.S. Employer I.D. number)
          Incorporation)

                           --------------------------

                       INTERNEURON PHARMACEUTICALS, INC.
                                99 Hayden Avenue
                              Lexington, MA 02173
                                 (617) 861-8444
   (Address and telephone number of Registrant's principal executive offices)
                           --------------------------

          GLENN L. COOPER, M.D., PRESIDENT AND CHIEF EXECUTIVE OFFICER
                       INTERNEURON PHARMACEUTICALS, INC.
                                99 HAYDEN AVENUE
                              LEXINGTON, MA 02173
                                 (617) 861-8444
              (Address and telephone number of agent for service)
                           --------------------------

                                   COPIES TO:

          Jill M. Cohen, Esq.                       Bruce K. Dallas, Esq.
 Bachner, Tally, Polevoy & Misher, LLP              Davis Polk & Wardwell
           380 Madison Avenue                       450 Lexington Avenue
        New York, New York 10017                  New York, New York 10017
             (212) 503-2000                            (212) 450-4000

                           --------------------------

          APPROXIMATE DATE OF PROPOSED COMMENCEMENT OF SALE TO PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. / /
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / / ________________
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ________________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                           --------------------------


                   CALCULATION OF ADDITIONAL REGISTRATION FEE



                                                                                             PROPOSED MAXIMUM
                                                    ADDITIONAL AMOUNT    PROPOSED MAXIMUM       AGGREGATE           AMOUNT OF
              TITLE OF EACH CLASS OF                      TO BE           OFFERING PRICE        ADDITIONAL          ADDITIONAL
      ADDITIONAL SECURITIES TO BE REGISTERED            REGISTERED        PER SHARE (2)     OFFERING PRICE (2)   REGISTRATION FEE
Common Stock, $.001 par value.....................     575,000 (1)           $39.3125         $22,604,687.50        $7,794.72*

*    $41,390 previously paid.
(1) Includes 75,000 additional shares which the Underwriters have the option to purchase from the Selling Stockholders to cover over-allotments, if any.
(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low price of the Common Stock as reported by The Nasdaq National Market on May 31, 1996.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                3,000,000 SHARES


                       INTERNEURON PHARMACEUTICALS, INC.

                                  COMMON STOCK


    ALL OF THE 3,000,000 SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE (THE "COMMON STOCK"), OFFERED HEREBY ARE BEING SOLD BY INTERNEURON PHARMACEUTICALS, INC. THE COMMON STOCK OF THE COMPANY IS TRADED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "IPIC." ON MAY 31, 1996, THE LAST REPORTED SALE PRICE OF THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $38.75 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK."


    THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY.

                               -----------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION NOR  HAS  THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED  UPON THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------
                                    PRICE TO           UNDERWRITING          PROCEEDS TO
                                     PUBLIC             DISCOUNT(1)          COMPANY(2)
- --------------------------------------------------------------------------------------------
PER SHARE....................           $                    $                    $
TOTAL (3)....................           $                    $                    $
- --------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------

(1) SEE  "UNDERWRITING"  FOR  INFORMATION  CONCERNING  INDEMNIFICATION  OF   THE
    UNDERWRITERS AND OTHER MATTERS.
(2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY, ESTIMATED AT APPROXIMATELY $700,000.

(3) CERTAIN OF THE COMPANY'S STOCKHOLDERS HAVE GRANTED TO THE UNDERWRITERS A 30-DAY OPTION TO PURCHASE UP TO 450,000 ADDITIONAL SHARES OF COMMON STOCK SOLELY TO COVER OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE THIS
    OPTION IN  FULL, THE  PRICE TO  PUBLIC WILL  TOTAL $         ,  UNDERWRITING
    DISCOUNT  WILL TOTAL $        AND PROCEEDS TO  THE SELLING STOCKHOLDERS WILL
    TOTAL $ . SEE "PRINCIPAL AND SELLING STOCKHOLDERS" AND "UNDERWRITING." THE COMPANY WILL NOT RECEIVE ANY OF THE PROCEEDS FROM THE SALE OF SHARES BY THE SELLING STOCKHOLDERS.



    THE SHARES OF COMMON STOCK ARE OFFERED BY THE SEVERAL UNDERWRITERS NAMED HEREIN, SUBJECT TO PRIOR SALE, WHEN, AS AND IF DELIVERED TO AND ACCEPTED BY THE UNDERWRITERS, AND SUBJECT TO THEIR RIGHT TO REJECT ORDERS IN WHOLE OR IN PART. IT IS EXPECTED THAT DELIVERY OF THE CERTIFICATES REPRESENTING SUCH SHARES WILL BE MADE AGAINST PAYMENT THEREFOR AT THE OFFICES OF MONTGOMERY SECURITIES ON OR
ABOUT JUNE   , 1996.


                              -------------------

MONTGOMERY SECURITIES

   LEHMAN BROTHERS

                                           VECTOR SECURITIES INTERNATIONAL, INC.


                                 JUNE   , 1996

    In this Prospectus, unless the context indicates otherwise, the term "Interneuron" refers to Interneuron Pharmaceuticals, Inc., the term "Company" refers to Interneuron and its subsidiaries and the term "Common Stock" refers to the common stock, $.001 par value, of Interneuron.

    Interneuron was originally incorporated in New York in October 1988 and in March 1990 was reincorporated in Delaware. The Company's executive offices are located at One Ledgemont Center, 99 Hayden Avenue, Suite 340, Lexington, Massachusetts 02173, and its telephone number is (617) 861-8444.

    Redux-TM- is a trademark of Les Laboratoires Servier, licensed to the Company and American Home Products Corp. Melzone-TM-, PMS Escape-TM-, Boston Sports Supplement-TM- and Transphores-TM- are trademarks of the Company. All other trademarks or tradenames referred to in this Prospectus are the property of their respective owners.
                              -------------------

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK OF THE COMPANY ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."
                              -------------------

    Interneuron furnishes its stockholders with annual reports containing audited financial statements audited by its independent certified public accountants and with quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED OR
INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS THE CONTEXT INDICATES OTHERWISE, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE
UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "UNDERWRITING." INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER THE HEADING "RISK FACTORS."

                                  THE COMPANY

    The Company is a diversified biopharmaceutical company engaged in the development and commercialization of a portfolio of products and product candidates primarily for neurological and behavioral disorders, including obesity, stroke, anxiety and insomnia. Interneuron focuses primarily on developing products that mimic or affect neurotransmitters, which are chemicals that carry messages between nerve cells of the central nervous system ("CNS") and the peripheral nervous system. The Company is also developing products and technologies, generally outside the CNS field, through four subsidiaries:
Intercardia, Inc. ("Intercardia") focused on cardiovascular disease, Progenitor, Inc. ("Progenitor") focused on developmental genomics, Transcell Technologies, Inc. ("Transcell") focused on carbohydrate-based drug discovery and drug transport and InterNutria, Inc. ("InterNutria") focused on dietary supplement products.

REDUX FOR OBESITY

    The Company's first pharmaceutical product, Redux (dexfenfluramine), received FDA clearance on April 29, 1996 to be marketed as a prescription drug for the treatment of obesity. The approved indication is for the management of obesity, including weight loss and maintenance, in patients on a reduced calorie diet who have an initial body mass index ("BMI") of greater than or equal to 30 kg/m(2) or greater than or equal to 27 kg/m(2) in the presence of other risk factors (e.g., hypertension, diabetes, or hyperlipidemia). BMI, a relationship between height and weight, is a widely-used measure of obesity. For an individual with a height of 5' 5", a BMI of 30 corresponds to a weight of approximately 180 pounds and a BMI of 27 corresponds to a weight of approximately 162 pounds. These amounts exceed "ideal body weight" of a person of such height by approximately 36% and 22%, respectively.


    Obesity, a serious and widespread disease, is increasingly prevalent in the U.S. Based on published studies, the Company believes that approximately 45 million adults in the U.S. meet the labeling criteria for Redux. Redux is the first new weight-loss drug to receive FDA clearance for marketing in approximately 20 years and the first to be indicated for weight loss maintenance. Redux has been approved for marketing in over 60 countries and the Company believes Redux has been used by over 10 million patients for short-term use during the past ten years outside the U.S. The Company obtained U.S. rights to Redux to treat abnormal carbohydrate craving and obesity from Les Laboratoires Servier ("Servier") and granted American Home Products Corp. ("AHP") exclusive U.S. marketing rights in exchange for royalties on sales and milestone payments, while retaining co-promotion and certain manufacturing rights.


CITICOLINE FOR ISCHEMIC STROKE

    The Company has completed a pivotal Phase 3 clinical trial of citicoline for the treatment of ischemic stroke, suffered by an estimated 415,000 people in the U.S. each year. Results of the Phase 3 clinical trial indicated a statistically significant improvement over placebo at certain dose levels in the recovery of patients who suffered an ischemic stroke and were treated with citicoline. In this study, patients were treated with citicoline up to 24 hours post-stroke. Based on the clinical data to date, the Company believes citicoline may be a promising post-stroke therapy, particularly due to its potentially broad therapeutic window. The Company intends to commence a second pivotal Phase 3 trial in 1996 to confirm the efficacy and safety of citicoline. The Company has U.S. and Canadian marketing rights to certain uses of citicoline, which has been approved for marketing in over 20 countries.

BUCINDOLOL FOR CONGESTIVE HEART FAILURE

    Through Intercardia, the Company is developing bucindolol, which is currently undergoing a Phase 3 clinical trial known as the Beta-blocker Evaluation of Survival Trial (the "BEST Study"). The BEST Study is being conducted by a division of the National Institutes of Health (the "NIH") and the Department of Veterans Affairs (the "VA") for the treatment of congestive heart failure, a cardiovascular disease suffered by an estimated 3,500,000 people in the U.S. and 4,500,000 people in Europe. Several placebo-controlled Phase 2 studies of bucindolol have shown improvement in myocardial function of patients with congestive heart failure who were already receiving current optimal therapy. Intercardia obtained worldwide rights to bucindolol and, in December 1995, entered into an agreement with Astra Merck, Inc. ("Astra Merck") for the development and commercialization of bucindolol for the treatment of congestive heart failure. Intercardia retains rights to a once-daily formulation of bucindolol, as well as all rights to bucindolol outside the U.S.

    Other product candidates in the Company's pipeline include pagoclone, a drug under development to treat anxiety/panic disorders for which Phase 1 clinical trials have been completed and Melzone, a low-dose form of melatonin, a naturally occurring hormone regulating the body's circadian (sleep) rhythm, which may be useful as a dietary supplement to induce restful sleep, and for which a regional test launch is expected in 1996.

    The Company is developing additional products and technologies through its subsidiaries. Progenitor's research and development programs emphasize functional genomics through developmental biology and include the following: a novel human hematopoietin receptor, a leptin receptor, which may play a role in obesity, blood cell growth, diabetes and fertility; the DEL-1 gene, which may play a role in angiogenesis, and a nonviral gene delivery system. Transcell's leading technologies include a combinatorial carbohydrate chemistry method for synthesis and library development of oligosaccharides and glycoconjugates, novel non-viral compounds for transporting DNA across cell membranes and compounds for transmembrane drug transport.

    InterNutria's leading product candidates are PMS Escape, a dietary supplement for women during the pre-menstrual period, which is undergoing a regional test launch in New England, and Boston Sports Supplement, a choline-rich dietary supplement for the enhancement of athletic performance and reduction of fatigue, for which the Company anticipates a regional test launch in 1996.

                                  THE OFFERING


Common Stock Offered.........................  3,000,000 shares (1)
Common Stock Outstanding after the
 Offering....................................  40,539,658 shares (2)
Use of Proceeds..............................  For research and  product development,  sales and  marketing,  working capital  and general
                                                corporate purposes. See "Use of Proceeds."
Nasdaq National Market symbol................  IPIC


- ---------

(1) Excludes up to an aggregate of 450,000 shares which may be sold by the Selling Stockholders to cover over-allotments. See "Principal and Selling Stockholders" and "Underwriting."



(2) Based on the number of shares outstanding as of May 30, 1996. Excludes (i) 4,096,681 shares issuable upon exercise of outstanding options under the Company's 1989 Stock Option Plan and 1994 Long Term Incentive Plan (the "Option Plans"), at a weighted average exercise price of $10.06 per share;
    (ii) 1,060,563 shares issuable upon exercise of other outstanding options and warrants at a weighted average exercise price of $7.87 per share; (iii) 74,917 shares issuable under the Company's 1995 Employee Stock Purchase Plan (the "1995 Plan"); (iv) 622,222 shares issuable upon conversion of outstanding Preferred Stock held by AHP; (v) a maximum of 2,181,250 shares issuable in June 1998 in the event certain put protection rights are exercised and (vi) additional shares (the "Acquisition Shares") issuable in connection with technology acquisitions (including 150,000 shares (subject to adjustments) in connection with the acquisition of bucindolol and $2,400,000 of shares (based on the market price at the time of issuance) in connection with the acquisition of PMS Escape) and issuable upon conversion of additional series of preferred stock issuable to AHP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Securities."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                 SIX MONTHS ENDED MARCH
                                                 FISCAL YEAR ENDED SEPTEMBER 30,                          31,
                                  -------------------------------------------------------------  ----------------------
                                    1991        1992         1993         1994         1995         1995        1996
                                  ---------  -----------  -----------  -----------  -----------  ----------  ----------
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Revenues:
  Contract and license fees.....  $     123  $        67  $    11,583  $       101  $     3,463  $      103  $    6,249
  Investment and other income...        556          759          939          505        1,039         427       1,132
                                  ---------  -----------  -----------  -----------  -----------  ----------  ----------
    Total revenues..............        679          826       12,522          606        4,502         530       7,381
Costs and expenses:
  Research and development
   expenses.....................      4,182       10,235       20,014       17,737       15,168       7,278       6,726
  Selling, general and
   administrative expenses......      1,952        2,863        5,242        8,403        7,878       3,502       7,024
  Purchase of in-process
   research and development.....         --           --           --        1,852           --          --       8,234
                                  ---------  -----------  -----------  -----------  -----------  ----------  ----------
    Total costs and expenses....      6,134       13,098       25,256       27,992       23,046      10,780      21,984
                                  ---------  -----------  -----------  -----------  -----------  ----------  ----------
Net loss from operations........     (5,455)     (12,272)     (12,734)     (27,386)     (18,544)    (10,250)    (14,603)
Minority interest...............         --           --           --           --          563          86        (542)
                                  ---------  -----------  -----------  -----------  -----------  ----------  ----------
Net loss........................  $  (5,455) $   (12,272) $   (12,734) $   (27,386) $   (17,981) $  (10,164) $  (15,145)
                                  ---------  -----------  -----------  -----------  -----------  ----------  ----------
                                  ---------  -----------  -----------  -----------  -----------  ----------  ----------
Net loss per common share.......  $   (0.32) $     (0.57) $     (0.50) $     (0.98) $     (0.59) $    (0.34) $    (0.44)
                                  ---------  -----------  -----------  -----------  -----------  ----------  ----------
                                  ---------  -----------  -----------  -----------  -----------  ----------  ----------
Weighted average common shares
 outstanding....................     17,126       21,428       25,492       27,873       30,604      29,719      34,411


                                                                                         AS OF MARCH 31, 1996
                                                                                     -----------------------------
                                                                                       ACTUAL     AS ADJUSTED(1)
                                                                                     ----------  -----------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital....................................................................  $   63,323     $   171,898
Total assets.......................................................................      78,129         186,704
Long-term debt (2).................................................................         671             671
Total liabilities..................................................................      12,649          12,649
Minority interest..................................................................      19,999          19,999
Accumulated deficit................................................................     (93,937)        (93,937)
Stockholders' equity...............................................................      45,481         154,056


- ---------

(1) Gives effect to the issuance of the 3,000,000 shares of Common Stock offered hereby at an assumed public offering price of $38.75 per share and the receipt of the net proceeds therefrom. See "Use of Proceeds."


(2) Consists primarily of capital lease obligations.

                                  RISK FACTORS

    EACH PROSPECTIVE INVESTOR SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS OTHERS DESCRIBED ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, ASSOCIATED WITH THIS OFFERING, BEFORE MAKING AN INVESTMENT. PROSPECTIVE INVESTORS ARE CAUTIONED THAT THE STATEMENTS IN THIS PROSPECTUS THAT ARE NOT DESCRIPTIONS OF HISTORICAL FACTS MAY BE FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED DUE TO A NUMBER OF FACTORS, INCLUDING THOSE IDENTIFIED UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS OR DOCUMENTS INCORPORATED BY REFERENCE HEREIN.

    HISTORY OF LOSSES; ACCUMULATED DEFICIT AND ANTICIPATED FUTURE LOSSES; POTENTIAL FLUCTUATIONS IN REVENUES. The Company is engaged primarily in research and development activities and its only revenues from operations have been license fees and development expense reimbursements. At March 31, 1996, the Company had accumulated net losses since inception of approximately $94 million. Losses are continuing and cash continues to be used by operating activities. The Company will be required to conduct significant development and clinical testing activities and establish regulatory, marketing, sales and administrative capabilities for many of its proposed products, which are expected to result in continued operating losses for the foreseeable future. The extent of future losses and time required to achieve profitability are highly uncertain. There can be no assurance that the Company will be able to achieve profitability on a sustained basis, if at all. The Company has experienced, and may continue to experience, fluctuations in revenues as a result of the timing of license fees or royalties, regulatory approvals, product launches and milestone payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


    RISK RELATING TO REDUX. The Company's future success may depend in large part on whether Redux is marketed successfully. There can be no assurance as to the successful commercialization of Redux, which may be affected by various factors, including the following:


        RECENT FDA APPROVAL; COSTS ASSOCIATED WITH LAUNCH. Redux received clearance for marketing in the U.S. by the FDA on April 29, 1996.
    Accordingly, the Company has no experience in selling Redux or in manufacturing Redux in commercial quantities. The Company expects to incur substantial costs in connection with the launch of Redux, including costs associated with developing a sales force and implementation of co-promotion activities. In addition, substantial working capital will be required to fund inventories and receivables associated with the commercialization of Redux.

        DEPENDENCE ON AHP FOR MARKETING; NO ASSURANCE OF SUCCESSFUL COMMERCIALIZATION. The ability to commercialize Redux will depend to a significant extent on the marketing and sales efforts of AHP, over which the Company has minimal control. There can be no assurance that AHP will devote resources to Redux sufficient to achieve successful market penetration and acceptance, that the Company will generate significant revenues from royalties, or that such royalties will be sufficient to offset the Company's significant investment in research and development and other costs associated with Redux. AHP has the right to terminate its agreements with the Company (the "AHP Agreements") at any time prior to commercial introduction of Redux or at any time after commercial introduction on 12 months notice. The Company's agreements with Servier (the "Servier Agreements") require launch of the product within six months after FDA approval. The Company anticipates that, assuming successful launch of Redux, royalties from AHP may constitute a substantial portion of the Company's revenues. Accordingly, cancellation of the AHP Agreements or AHP's failure or delay in commercializing Redux would materially adversely affect the Company.

        DEPENDENCE ON SUPPLIERS. The Company is required to purchase all requirements of dexfenfluramine bulk chemical from Servier at a fixed cost, subject to annual adjustments. The Company is responsible for supplying AHP with its requirements for Redux and has contracted to purchase all Redux requirements until December 1998 from Boehringer Ingelheim Pharmaceuticals, Inc. ("Boehringer Ingelheim"), which is the sole manufacturer of the finished product identified in the Redux new drug application ("NDA"). The Company will be required to obtain a replacement supplier of Redux prior to expiration of the Boehringer Ingelheim agreement. There can be no assurance a replacement supplier will be approved by the FDA in sufficient time to avoid an interruption in supply. The Company will be materially dependent on the ability of each of Servier and Boehringer Ingelheim to have manufactured and delivered, on a timely basis, sufficient quantities of bulk chemical and capsules, respectively. The Company is unable to predict whether product inventory will be sufficient to meet demand. In the event the Company is unable to deliver to AHP sufficient quantities of capsules, the Company's business and results of operations would be materially adversely affected.

        SAFETY ISSUES; POST-MARKETING STUDY. Included in the FDA approved labeling for Redux are references to certain risks which may be associated with dexfenfluramine and which were highlighted during the FDA's review of the drug. These risks relate to whether dexfenfluramine is associated with the development of primary pulmonary hypertension ("PPH"), a rare but serious lung disorder, or with certain neurochemical changes in the brain. The occurrence or perceived likelihood of the occurrence of the labeled risks in patients taking Redux may adversely affect the market for the drug, as well as the Company's business, financial condition and results of operations. The Company has agreed with the FDA to conduct a Phase 4, or post-marketing, study of Redux to further evaluate long-term neurocognitive function in patients taking Redux. Adverse results, if any, resulting from the Phase 4 trial could have a material adverse effect on the Company. See "Business -- Principal Products and Products under Development -- Redux."

        EFFECT OF CONTROLLED SUBSTANCES ACT AND SIMILAR STATE REGULATIONS. Fenfluramine and its isomers, including dexfenfluramine, are currently designated as Schedule IV substances under the Controlled Substances Act. This act imposes various registration and record keeping requirements and restricts the number of prescription refills. In September 1995, an advisory committee of the FDA recommended the removal of fenfluramine and its isomers, including dexfenfluramine, from these controls. There can be no assurance as to whether descheduling will occur or as to the timing of such descheduling. In connection with the committee's recommendation to deschedule the drug, the Company and AHP have agreed to develop and administer a program to monitor for potential abuse or misuse of dexfenfluramine. Further, state descheduling actions are required by many states even after federal descheduling. The continued status of dexfenfluramine as a controlled substance would adversely affect the marketability of the drug and would result in reduced and/or delayed milestone payments, equity investments and royalties to the Company under the AHP Agreements.

        TERMINATION OF AGREEMENTS. The Servier Agreements may be terminated by Servier under certain conditions, including an acquisition by a new party (other than existing stockholders or their affiliates as of the date of the Servier Agreements) of a 20% beneficial ownership interest in the Company without Servier's consent. The Servier Agreements also require Servier's consent to a Company sublicense, which consent was obtained in connection with the AHP Agreements. However, Servier has the right to withdraw its consent to the AHP Agreements in the event of a change in control of AHP or unless certain minimum net sales are achieved or payments are made as if such minimum sales were achieved. In the event of a breach of the Servier Agreements by the Company, or of other specified events which result in the termination of the Servier Agreements, AHP may succeed to the Company's position under the Servier Agreements. AHP has the right to terminate its sublicense at any time prior to its first commercial sale of Redux or, upon 12 months notice, after such first commercial sale. The termination of either agreement would have a material adverse effect on the Company. See "Business -- Collaborative Agreements."

        OTHER RISKS. The successful commercialization of Redux is also subject to other risks including those set forth under "Risks Factors -- Uncertainty of Patent Position and Proprietary Rights,"
    "-- Risks Relating to Managing Growth," "-- Competition," "-- Risk of Product Liability" and
    "-- Uncertainty Regarding Pharmaceutical Pricing and Reimbursement."

    FUNDING REQUIREMENTS. The Company has expended and will continue to expend substantial funds to conduct research and development activities and preclinical and clinical testing on products under development, including products which may be acquired in the future. In addition, the Company intends to establish sales and marketing capabilities for certain of its products. The Company intends to co-promote Redux and may market directly citicoline, Melzone and PMS Escape, assuming applicable regulatory approvals are obtained and test launches are successful. The Company will therefore be required to establish and maintain appropriate internal sales forces and will require additional funds for direct marketing activities. The Company believes that the net proceeds of this offering, together with its existing cash resources and funds expected to be generated from operations and interest income, should be sufficient to fund the Company's anticipated operations for approximately 24 months, absent the occurrence of unplanned events, although there can be no assurance the Company will not require additional funds prior to such date. The Company may also seek additional funds through corporate collaborations or future equity or debt financings to provide funding for new business opportunities and future growth. The Company does not have the resources or capability to manufacture or market by itself, on a commercial scale, many of its proposed products. Accordingly, the Company may continue to seek collaborative agreements for commercial scale manufacturing and marketing of these products, as well as any new products which may be acquired.



    Interneuron is currently funding the activities of Progenitor, Transcell and InterNutria, each of which is seeking to enter into collaborations, business combinations or private or public equity or debt financings to pursue development and commercialization of their technologies or products. Although Interneuron may acquire additional equity in a subsidiary through participation in any such financing or conversion of inter-company debt, equity financings by a subsidiary will likely reduce Interneuron's percentage ownership of that subsidiary and funds raised by the subsidiaries will generally not be available to Interneuron. Although certain of the subsidiaries are engaged in discussions relating to potential private or public equity financings, none of the subsidiaries has any commitments for additional financing and there can be no assurance that such financing will be available on acceptable terms, if at all. In particular, Progenitor is contemplating an initial public offering of its securities. However, a registration statement relating to any such offering has not yet been filed with the Securities and Exchange Commission (the "Commission") and there can be no assurance that any offering will be completed or as to the timing or amount of any offering. Such offering will be made, if at all, only by means of a prospectus relating to that offering. If adequate funds are not available to these subsidiaries on acceptable terms, such subsidiaries may be required to delay, scale back or eliminate one or more of their respective product development programs or product launches. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


    UNCERTAINTIES RELATED TO CLINICAL TRIALS. Before obtaining regulatory approval for the commercial sale of any of its pharmaceutical products under development, the Company must demonstrate that the product is safe and efficacious for use in each target indication. The results of preclinical studies and early clinical trials may not be predictive of results that will be obtained in large-scale testing or use, and there can be no assurance that clinical trials of the products under development by the Company will demonstrate the safety and efficacy of such products or that, regardless of clinical trial results, FDA approval will be obtained or that marketable products will result. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials or have not received FDA approval, even after promising results in earlier trials. If the Company were unable to demonstrate the safety and efficacy of certain products under development, the Company may be adversely affected. Citicoline and bucindolol are currently in Phase 3 clinical trials and the Company intends to conduct a second pivotal Phase 3 trial on citicoline. There can be no assurance that this trial will confirm the results of the initial pivotal Phase 3 trial on citicoline or that the BEST Study of bucindolol will demonstrate the safety and efficacy of bucindolol. Further, the patient enrollment rate of the BEST Study may be adversely affected if carvedilol, a drug under development for congestive heart failure by SmithKline Beecham, is approved by the FDA as a treatment for congestive heart failure during the trial. The Company also expects to conduct clinical evaluation on certain dietary supplement products under development to substantiate the claims that are expected to be made for the products. These dietary supplement products are not subject to premarket approval by the FDA. There can be no assurance that these clinical evaluations will be successful.

    EARLY STAGE OF PRODUCTS UNDER DEVELOPMENT BY THE COMPANY. The Company is investigating for therapeutic potential a variety of pharmaceutical compounds, technologies and other products at various stages of development. In particular, Progenitor and Transcell each are conducting early stage research and all of their proposed products require significant further research and development, as well as testing and regulatory clearances, and are subject to the risks of failure inherent in the development of products or therapeutic procedures based on innovative technologies. The products under development by the Company are subject to the risk that any or all of these proposed products are found to be ineffective or unsafe, or otherwise fail to receive necessary regulatory clearances. The Company is unable to predict whether any of its products will be successfully manufactured or marketed. Further, due to the extended testing and regulatory review process required before marketing clearance can be obtained, the time frames for commercialization of any products or procedures are long and uncertain.

    RISKS RELATING TO TEST LAUNCHES OF PRODUCTS. The Company has commenced and intends to conduct regional test launches of certain non-pharmaceutical products during 1996, including PMS Escape, a dietary supplement for women with pre-menstrual syndrome which is continuing to be clinically evaluated, and Melzone, a low-dose dietary supplement formulation of melatonin. Based on the results of these respective test launches, the Company may determine not to market the product, to conduct additional testing of the product or to market the product on a broader scale. There can be no assurance either of these test launches will be successful, or if successful, be predictive of the commercial viability of either product if marketed more broadly.

    UNCERTAINTY OF GOVERNMENT REGULATION. The Company's research, development and preclinical and clinical trials and the manufacturing and marketing of most of its products are subject to an extensive regulatory approval process by the FDA and other regulatory agencies in the U.S. and other countries. The process of obtaining FDA and other required regulatory approvals for drug and biologic products, including required preclinical and clinical testing, is lengthy, expensive and uncertain. There can be no assurance that, even after such time and expenditures, the Company will be able to obtain necessary regulatory approvals for clinical testing or for the manufacturing or marketing of any products. Even if regulatory clearance is obtained, post-market evaluation of the products, if required, could result in restrictions on a product's marketing or withdrawal of the product from the market as well as possible civil or criminal sanctions. In addition, the Company will be dependent upon the manufacturers of its products to maintain compliance with current Good Manufacturing Practices ("GMP") and on laboratories and medical institutions conducting preclinical studies and clinical trials to maintain both good laboratory and good clinical practices. Certain products are proposed to be marketed by the Company as dietary supplements, such as Melzone and PMS Escape. There can be no assurance that the FDA will not attempt to regulate the products as drugs, which would require the filing of NDAs and review and approval by the FDA prior to marketing, or otherwise restrict the marketing of these products. In addition, classification of these products as dietary supplements limits the types of claims that can be made in marketing.

    In addition to the regulatory framework for product approvals, the Company and its collaborative partners may be subject to regulation under state and federal laws, including requirements regarding occupational safety, laboratory practices, environmental protection and hazardous substance control, and may be subject to other present and possible future local, state, federal and foreign regulation. The impact of such regulation upon the Company cannot be predicted and could be material and adverse. See "Business -- Government Regulation."


    UNCERTAINTY OF PATENT POSITION AND PROPRIETARY RIGHTS. The Company's success will depend to a significant extent on its ability to obtain and enforce patent protection on its products and technologies, to maintain trade secrets and to operate without infringing on the proprietary rights of others. There can be no assurance that any Company patents will afford any competitive advantages or will not be challenged or circumvented by third parties or that any pending patent applications will result in patents being issued. Certain of the Company's patents and patent applications include biotechnology claims, the patentability of which generally is highly uncertain and involves complex legal and factual questions. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before a potential product can be commercialized, any related patent may expire, or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent.


    The composition of matter patent on dexfenfluramine in the U.S. has expired. The use patent on dexfenfluramine for the treatment of abnormal carbohydrate craving, which has been licensed to the Company, expires in 2000. Competitors, including generic drug manufacturers, may market dexfenfluramine in the U.S. claiming uses other than obesity related to abnormal carbohydrate craving, assuming FDA approval can be obtained. Thus there can be no assurance that this use patent will afford any competitive advantage or will not be challenged or circumvented by third parties, although Redux will likely be entitled to market exclusivity under the Drug Price Competition and Patent Term Restoration Act of 1984 (the "Waxman-Hatch Act") until April 1999. The Company's royalty obligations to Servier for the license of the know-how and trademark extend beyond the patent expiration date. This royalty obligation may adversely affect the Company's ability to compete against any then available generic drugs that are offered at lower prices. In addition, the U.S. composition of matter patent on bucindolol expires in November 1997, prior to the anticipated launch of the product. As a result, assuming FDA approval can be obtained, competitors, including generic drug manufacturers, may market bucindolol, subject to potential market exclusivity under the Waxman-Hatch Act. The Company's licensed U.S. patent covering the administration of citicoline to treat patients afflicted with conditions associated with the inadequate release of brain acetylcholine expires in 2003. As described in the licensed patent, the inadequate release of acetylcholine may be associated with several disorders, including the behavioral and neurological syndromes seen after brain traumas and peripheral neuro-muscular disorders including myasthenia gravis and post-stroke rehabilitation. The claim of the licensed patent, while being broadly directed to the treatment of inadequate release of brain acetylcholine, does not specifically recite the indications for which the investigational new drug application ("IND") has been filed.


    The Company may conduct research on pharmaceutical or chemical compounds or technologies, the patents or other rights to which may be held by third parties. Others have filed and in the future may file patent applications covering certain products or technologies that are similar to those of the Company. If products based on such technologies are commercialized by the Company, they may infringe such patents or other rights, licenses to which may not be available to the Company. Failure to obtain needed patents, licenses or proprietary information held by others may have a material adverse effect on the Company's business. There can be no assurance that others will not independently develop similar technologies or duplicate any technology developed by the Company or, if patents are issued, successfully design around the patented aspects of any technology developed by the Company. Furthermore, litigation may be necessary to enforce any patents issued to the Company, to determine the scope and validity of the patent rights of others, or in response to legal action against the Company claiming damages for infringement of patent rights or other proprietary rights or seeking to enjoin commercial activities relating to the affected product or process. Not only is the outcome of any such litigation highly uncertain, but such litigation may also result in significant use of management and financial resources. The Company believes there may be significant litigation in the industry regarding patent and other intellectual property rights relating to leptin receptors; patent applications relating to leptin receptors have been filed by Progenitor. The Company is aware that Millennium Pharmaceuticals, Inc. ("Millenium") has filed a patent application based on the purported full-length sequence of the gene that encodes a receptor for leptin. Due to a lack of available information, the Company is unable to determine the priority of Progenitor's invention relative to that of Millenium's. There can be no assurance that the invention by Millenium will be accorded an invention date later than Progenitor's invention date, that any patent will issue to Progenitor or that a patent will not issue to Millenium or any other third party relating to a leptin receptor or to specific applications of the leptin receptor, including obesity. See "Business -- Patents and Proprietary Rights."


    To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to the Company's proposed products, disputes may arise as to the proprietary rights to such information which may not be resolved in favor of the Company. Most of the Company's consultants are employed by or have consulting agreements with third parties and any inventions discovered by such individuals generally will not become property of the Company. There can be no assurance that Company confidentiality agreements will not be breached or that the Company's trade secrets will not otherwise become known or be independently discovered by competitors.

    UNCERTAINTY REGARDING WAXMAN-HATCH ACT. Certain provisions of the Waxman-Hatch Act grant market exclusivity for certain new drugs and dosage forms. The Waxman-Hatch Act provides that a patent which claims a product, use or method of manufacture covering certain drugs and certain other products may be extended for up to five years to compensate the patent holder for a portion of the time required for research and FDA review of the product. Although the Company expects to apply for such protection for the use patent relating to dexfenfluramine, there can be no assurance that it will receive an extension. The Waxman-Hatch Act also establishes a period of time from the date of FDA approval of certain new drug applications during which the FDA may not accept or approve short-form applications for generic versions of the drug from other sponsors, although it may accept or approve long-form applications (that is, other complete NDAs) for such drug. Although the Company will likely be entitled to three years of market exclusivity for Redux, there can be no assurance it will receive marketing exclusivity for any other product, such as bucindolol, for which the composition of matter patent expires in November 1997. There can be no assurance that any of the benefits of the Waxman-Hatch Act or similar foreign laws will be available to the Company or that such laws will not be amended or repealed. See "Business
- -- Patents and Proprietary Rights" and "-- Government Regulation."

    DEPENDENCE ON OTHERS FOR CLINICAL DEVELOPMENT, REGULATORY APPROVALS, MANUFACTURING AND MARKETING. The Company expects to rely upon collaborative partners for the development, manufacturing and marketing of certain of its products. The ability to commercialize Redux will depend to a significant extent on the marketing and sales efforts of AHP, over which the Company has minimal control. The Company is therefore dependent on the efforts of these collaborative partners and the Company may have limited control over the manufacture and commercialization of such products. For example, with respect to bucindolol, neither the Company nor Intercardia controls the BEST Study, which is being conducted by the NIH and the VA, and the Company will be substantially dependent upon Astra Merck for the commercial success of the twice-daily formulation of bucindolol in the U.S. In the event certain of the Company's collaborative partners terminate the related agreements or fail to manufacture or commercialize products, the Company would be materially adversely affected. Because the Company will generally retain a royalty interest in sales of products licensed to third parties, its revenues may be less than if it retained commercialization rights and marketed products directly. Although the Company believes that its collaborative partners will have an economic motivation to commercialize the products which they may license, the amount and timing of resources devoted to these activities generally will be controlled by each partner. There can be no assurance that the Company will be successful in establishing any additional collaborative arrangements, or that any such collaborative partners will be successful in commercializing products or not terminate their collaborative agreements with the Company. See "Business -- Collaborative Agreements."

    RISKS RELATING TO MANAGING GROWTH. Assuming proposed product launches occur, the Company anticipates experiencing a period of rapid growth, which is likely to place significant demands on the Company's management, operational, financial and accounting resources. The Company's intention to market certain products directly will further strain these resources. In particular, the Company intends to co-promote Redux with a limited sales force, which will require the Company to establish a sales force and related management systems. The Company's future success will depend in part on whether it can expand its operational, financial and accounting systems and expand, train and manage its employee base. The Company's inability to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

    COMPETITION. Competition from other pharmaceutical companies, biotechnology companies, dietary supplement companies and research and academic institutions is intense and expected to increase. The Company is aware of products and technologies under development by its competitors that address diseases being targeted by the Company and competitors have developed or are in the process of developing products or technologies that are, or in the future may be, the basis for competitive products. Redux may be subject to substantial competition. The Company is aware of drugs under development for the treatment of obesity including sibutramine, for which BASF AG has filed an NDA to treat obesity, a drug under development by Roche Holdings Ltd. that is in clinical trials, and a drug for which Neurogen Corporation has filed an IND. In addition, dexfenfluramine is an isomer of fenfluramine, which is sold under the brand name Pondimin by AHP for approximately the same use as dexfenfluramine, although indicated only for "short-term (a few weeks) use." Although dexfenfluramine is distinguishable from fenfluramine, there can be no assurance that Redux, which will be higher priced then Pondimin, will achieve greater market acceptance than Pondimin or any other prescription drug used to treat obesity. In addition, other drugs and technologies relating to the treatment of obesity are in earlier stages of development and, due to the limited period of marketing exclusivity, Redux may eventually be subject to competition from generic versions of dexfenfluramine. The Company is also aware of a number of products in clinical development pursuing an indication for stroke which could compete with citicoline. In addition, if regulatory approval is obtained, bucindolol is expected to compete with carvedilol, which is under development in the U.S. by SmithKline Beecham, for the treatment of congestive heart failure, and the patient enrollment rate of the BEST Study may be adversely affected if carvedilol is approved by the FDA as a treatment for congestive heart failure during the trial. An advisory committee of the FDA which met on May 2, 1996 recommended against the approval of carvedilol to treat congestive heart failure. In addition, Melzone will compete with a substantial number of available melatonin dietary supplement products.

    Many companies in the pharmaceutical and dietary supplement industries have substantially greater financial resources and development capabilities than the Company and have substantially greater experience in undertaking preclinical and clinical testing of products, obtaining regulatory approvals and manufacturing and marketing products. In addition to competing with universities and other research institutions in the development of products, technologies and processes, the Company may compete with other companies in acquiring rights to products or technologies. There can be no assurance that the Company will develop products that are more effective or achieve greater market acceptance than competitive products, or that the Company's competitors will not succeed in developing products and technologies that are safer or more effective or less expensive than those being developed by the Company or that would render the Company's products and technologies less competitive or obsolete.


    DEPENDENCE UPON KEY PERSONNEL AND CONSULTANTS. The Company is dependent on certain executive officers and scientific personnel. The Company has key person life insurance policies on the lives of Glenn L. Cooper, M.D., Richard Wurtman, M.D. and Lindsay A. Rosenwald, M.D. Drs. Wurtman and Rosenwald devote only a portion of their time to the Company's business. In addition, the Company is dependent upon certain executive officers or scientific personnel of the subsidiaries, each of which has separate management who are responsible, to a large extent, for the day-to-day operations of the respective subsidiary. See "Management." In addition, the Company relies on independent consultants to design and supervise clinical trials and assist in preparation of FDA submissions.


    Competition for qualified employees among pharmaceutical and biotechnology companies is intense, and the loss of any of such persons, or an inability to attract, retain and motivate additional highly skilled employees, could adversely affect the Company's business and prospects. There can be no assurance that the Company will be able to retain its existing personnel or to attract additional qualified employees.

    RISK OF PRODUCT LIABILITY. The use of the Company's products in clinical trials and the marketing of any products may expose the Company to substantial product liability claims. Certain of the Company's agreements require the Company to obtain specified levels of insurance coverage, naming the other party thereto as an additional insured. There can be no assurance that the Company will be able to obtain such insurance coverage with respect to Redux or any other products, or if obtained, that such insurance can be acquired in sufficient amounts to protect the Company or other named parties against such liability or at a reasonable cost. The Company is required to indemnify Servier, Boehringer Ingelheim and AHP against any claims, damages or liabilities incurred by any of them in connection with the marketing of dexfenfluramine under certain circumstances. The Company may also be required to indemnify other licensors against product liability claims incurred by them as a result of products developed by the Company under licenses from such entities. In the event of an uninsured or inadequately insured product liability claim, or in the event an indemnification claim was made against the Company, the Company's business and financial condition could be materially adversely affected. Included in the FDA-approved labeling for Redux are references to certain risks which may be associated with dexfenfluramine and which were highlighted during the FDA's review of the drug. See "Business -- Principal Products and Products Under Development -- Redux."

    UNCERTAINTY REGARDING PHARMACEUTICAL PRICING AND REIMBURSEMENT. The Company's business and financial condition will be affected by the efforts of governmental and third-party payors to contain or reduce the cost of health care. There have been, and the Company anticipates that there will continue to be, a number of federal and state proposals to implement government control over the pricing or profitability of prescription pharmaceuticals, as is currently the case in many foreign markets. While the Company cannot predict whether any such legislative or regulatory proposals will be adopted or the effect such proposals may have on its business, the announcement or adoption of such proposals could have an adverse effect on the Company. Furthermore, the Company's ability to commercialize its potential products may be adversely affected to the extent that such proposals have a material adverse effect on the business, financial condition and profitability of companies that are prospective collaborative partners of the Company. Successful commercialization of many of the Company's products, including Redux, may depend on the availability of reimbursement for the cost of such products and related treatment from third-party health care payors, such as the government, private insurance plans and managed care organizations. There can be no assurance that such reimbursement will be available. Such third-party payors are increasingly challenging the price of medical products and services. Significant uncertainty exists as to the reimbursement status of certain newly approved health care products, and there can be no assurance that adequate third-party coverage will be available with respect to any of the Company's products.


    CONTROL BY PRESENT STOCKHOLDERS; ANTI-TAKEOVER PROVISIONS. The officers, directors and principal stockholders of the Company (including individuals or entities related to such stockholders) will beneficially own approximately 46% of the Company's outstanding Common Stock after the offering, assuming no exercise of the over-allotment option. Accordingly, these officers, directors and stockholders may have the ability to exert significant influence over the election of the Company's Board of Directors and to determine corporate actions requiring stockholder approval.



    The Board of Directors has the authority, without further approval of the Company's stockholders, to fix the rights and preferences of and to issue shares of preferred stock. Further, the Servier Agreements may be terminated in the event of any acquisition by a new party (other than existing stockholders or their affiliates as of the date of the Servier Agreements) of a 20% beneficial interest in the Company. The preferred stock held by AHP provides that AHP's consent is required prior to the merger of the Company, the sale of substantially all of the Company's assets or certain other transactions. In addition, outstanding options under the Option Plans become immediately exercisable upon certain changes in control of the Company. In addition, Delaware corporate law imposes limitations on certain business combinations. These provisions could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and, accordingly, could adversely affect the price of the Company's Common Stock.


    NO DIVIDENDS. The Company has not paid any cash dividends on its Common Stock since inception and does not expect to do so in the foreseeable future. Any dividends will be subject to the preferential cumulative dividend of $0.1253 per share and $1.00 per share payable on the outstanding Series B Preferred Stock and Series C Preferred Stock, respectively, and dividends payable on any other preferred stock issued by the Company.


    POSSIBLE  VOLATILITY OF  STOCK PRICE.   The market prices  for securities of
emerging growth companies have historically been highly volatile. Future announcements concerning the Company or its subsidiaries, including Intercardia, which is publicly-traded, or the Company's competitors, including the results of testing and clinical trials, technological innovations or competitive products, government regulations, developments concerning proprietary rights, litigation, the Company's results of operations or public concern as to the safety or commercial value of the Company's products may have a significant impact on the market price of the Company's Common Stock.



    SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS. At May 30, 1996, the Company had approximately 37,540,000 shares of Common Stock outstanding. Of these shares approximately 14,631,000 are owned by affiliates of the Company or are "restricted securities" within the meaning of Rule 144. Substantially all of these shares are eligible for sale under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons who may be deemed to be "affiliates" of the Company as that term is defined under the Securities Act of 1933, as amended (the "Securities Act"), is entitled to sell within any three-month period a number of restricted shares beneficially owned for at least two years that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock, or
(ii) the average
weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. However, a person who is not an affiliate and has beneficially owned such shares for at least three years is entitled to sell such shares without regard to the volume or other requirements. However, the Company's executive officers and directors and certain principal stockholders have agreed not to sell any of their shares (except pursuant to the over-allotment option) for 90 days from the date of this Prospectus without the prior consent of Montgomery Securities on behalf of the Underwriters. See "Underwriting."



    One stockholder of the Company has demand and piggy-back registration rights relating to a minimum of 1,000,000 shares of Common Stock commencing June 2, 1996. Another stockholder of the Company has demand and piggy-back registration rights, which have been waived in connection with this offering, relating to 622,222 shares of Common Stock issuable upon conversion of preferred stock. Two other stockholders of the Company have piggy-back registration rights until March 1997 relating to an aggregate of approximately 1,330,000 shares of Common Stock, which rights have been waived in connection with this offering. Holders of shares of Common Stock to be issued in each of November 1996 and 1997 with a market value of $1,200,000 at the time of each issuance have registration rights in January 1997 and 1998 relating to the resale of those shares. In the event up to a maximum of 2,181,250 shares of Common Stock are issued in June 1998 pursuant to certain put protection rights, holders of such shares will have registration rights at that time.


    The Company has a registration statement on Form S-3 relating to the resale of approximately 3,533,000 shares of Common Stock and has registration statements on Form S-8 relating to its Option Plans and the 1995 Plan in order to permit holders of options issued pursuant to the Plans, other than affiliates of the Company, to sell, without restriction, shares of Common Stock issued upon exercise of options or pursuant to the 1995 Plan.


    As of May 30, 1996, approximately 5,157,244 shares of Common Stock were issuable upon exercise of outstanding options and warrants. In addition, the Company is required to issue additional shares of Common Stock in connection with technology acquisitions and may issue additional shares if certain put protection rights are exercised. To the extent such shares are issued, the interest of holders of Common Stock will be diluted. See "Description of Securities."

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock being offered hereby at an assumed public offering price of $38.75 per share (the reported last sale price on May 31, 1996), are estimated to be approximately $108,575,000 after deducting the underwriting discount and estimated offering expenses. The Company intends to add the net proceeds of this offering to existing cash resources and currently anticipates that approximately $22,000,000 of the net proceeds will be used for sales and marketing, including establishing a sales force and implementing co-promotion activities and test or national launches of dietary supplement products, and approximately $34,000,000 will be used for research and product development, including preclinical and clinical trials and NDA submissions, and costs associated with funding research and development by certain subsidiaries if third-party financing is not available to those subsidiaries. The balance of the net proceeds will be used for working capital, including financing product inventories and receivables, capital equipment and general corporate and administrative expenses. A portion of the net proceeds may be used or reallocated to acquire rights to products or businesses, including investments in subsidiaries, consistent with the Company's strategy and to fund development of new products acquired. Although the Company evaluates such acquisition opportunities on an on-going basis it currently has no agreements or commitments with respect to any particular acquisition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."



    The allocation, amounts and timing of the above expenditures may vary significantly depending upon numerous factors, including whether, and the extent to which, Redux is successfully commercialized, the progress of the Company's research and development on product candidates, including those that may be acquired in the future, the progress and results of clinical studies and test launches, the regulatory review process, technological advances, the success of subsidiary financing efforts, determinations as to commercial potential of products under development, changes in or terminations of collaborative arrangements and the status of competitive products. Expenditures will also be dependent upon the establishment of collaborative arrangements with other companies, the availability of third-party financing and other factors. Subject to the variables set forth above, the Company believes that the net proceeds of this offering, together with its existing cash resources and funds expected to be generated from operations and interest income, should be sufficient to fund the Company's anticipated operations for approximately 24 months, absent the occurrence of unplanned events.


    Pending such uses, the net proceeds from this offering will be temporarily invested by the Company in short-term, interest bearing securities.

                          PRICE RANGE OF COMMON STOCK

    Interneuron's Common Stock is quoted on the Nasdaq National Market under the symbol "IPIC." The table below sets forth the high and low reported last sale prices of Interneuron's Common Stock as reported by the Nasdaq National Market for the periods indicated.


                                                                 HIGH                     LOW
                                                              -----------             -----------
          Fiscal Year Ended September 30, 1994
            October 1 through December 31, 1993...            $10  1/8                $ 8  1/8
            January 1 through March 31............             11  3/4                  8  3/4
            April 1 through June 30...............              9                       4  7/8
            July 1 through September 30...........              7                       4  7/8
          Fiscal Year Ended September 30, 1995
            October 1 through December 31, 1994...            $ 6  1/4                $ 4
            January 1 through March 31............              8                       4  1/8
            April 1 through June 30...............             10  3/4                  6  3/4
            July 1 through September 30...........             19  1/4                  9  1/8
          Fiscal Year Ending September 30, 1996
            October 1 through December 31, 1995...            $31  1/4                $11  5/8
            January 1 through March 31............             38                      22  1/2
            April 1 through May 31................             42                      32  1/4



    As of May 31, 1996 the number of record holders of the Company's Common Stock was approximately 725 and the Company believes that the number of beneficial owners exceeds 5,000. On May 31, 1996 the reported last sale price on the Nasdaq National Market for the Company's Common Stock was $38.75 per share.


                                DIVIDEND POLICY

    The Company has never paid a cash dividend on its Common Stock and anticipates that for the foreseeable future any earnings will be retained for use in its business and, accordingly, does not anticipate the payment of cash dividends. Any dividends will be subject to the preferential dividend of $0.1253 per share on the outstanding Series B Preferred Stock ($30,000 per annum), $1.00 per share payable on the outstanding Series C Preferred Stock ($5,000 per annum) and dividends payable on any other preferred stock issued by the Company.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company as of March 31, 1996 and as adjusted as of that date to reflect the sale by the Company of the 3,000,000 shares of Common Stock offered hereby at an assumed public offering price of $38.75 per share (the reported last sale price on May 31, 1996) and the receipt of the estimated net proceeds therefrom. See "Use of Proceeds."



                                                                                                 MARCH 31, 1996
                                                                                             ----------------------
                                                                                              ACTUAL    AS ADJUSTED
                                                                                             ---------  -----------
                                                                                                 (IN THOUSANDS)
Long-term debt (1).........................................................................  $     671   $     671
Minority interest..........................................................................     19,999      19,999
Stockholders' equity:
  Preferred Stock, $.001 par value; 5,000,000 authorized; 244,425 issued and outstanding,
   actual and as adjusted..................................................................      3,500       3,500
  Common Stock, $.001 par value; 60,000,000 shares authorized; 37,300,798 shares issued and
   outstanding actual; 40,300,798 shares issued and outstanding as adjusted(2).............         37          40
  Additional paid-in capital...............................................................    135,881     244,453
  Accumulated deficit......................................................................    (93,937)    (93,937)
                                                                                             ---------  -----------
    Total stockholders' equity.............................................................     45,481     154,056
                                                                                             ---------  -----------
      Total capitalization.................................................................  $  66,151   $ 174,726
                                                                                             ---------  -----------
                                                                                             ---------  -----------


- ---------

(1) Consists primarily of capital lease obligations.


(2) Excludes 238,860 shares of Common Stock issued subsequent to March 31, 1996 and through May 30, 1996 primarily upon exercises of options and warrants and, as of May 30, 1996 (i) 4,096,681 shares issuable upon exercise of outstanding options under the Company's Option Plans at a weighted average exercise price of $10.06 per share; (ii) 1,060,563 shares issuable upon exercise of other outstanding options and warrants at a weighted average exercise price of $7.87 per share; (iii) 74,917 shares issuable under the 1995 Plan; (iv) 622,222 shares issuable upon conversion of outstanding Preferred Stock held by AHP; (v) a maximum of 2,181,250 shares issuable in June 1998 in the event certain put protection rights are exercised and (vi) the Acquisition Shares and additional shares issuable upon conversion of additional series of preferred stock issuable to AHP. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Securities."

                                    DILUTION


    The net tangible book value of the Company's Common Stock at March 31, 1996, was $1.12 per share. Net tangible book value per common share is equal to the Company's total tangible assets less its total liabilities, minority interest, and the liquidation preference of the preferred stock, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the shares of Common Stock offered hereby at an assumed public offering price of $38.75 per share (the reported last sale price on May 31, 1996), the net tangible book value at March 31, 1996 would have been $3.73 per share. This represents an immediate increase in net tangible book value of $2.61 per share to existing stockholders and an immediate dilution in net tangible book value of $35.02 per share to new investors. The following table, which assumes no exercise of any outstanding stock options or warrants after March 31, 1996, illustrates this per share dilution:



Assumed public offering price per share (1).......................             $   38.75
  Net tangible book value per share of Common Stock at March 31,
   1996...........................................................  $    1.12
  Increase in net tangible book value per share of Common Stock
   attributable to new investors..................................       2.61
                                                                    ---------
Net tangible book value per share after the offering..............                  3.73
                                                                               ---------
Dilution per share to new investors...............................             $   35.02
                                                                               ---------
                                                                               ---------


- ---------
(1) Before deduction of the underwriting discount and estimated offering expenses to be paid by the Company.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data as of and for the years ended September 30, 1991, 1992, 1993, 1994 and 1995 have been derived from the audited consolidated financial statements of the Company. The consolidated financial statements of the Company as of September 30, 1994 and 1995 and for each of the three years in the period ended September 30, 1995, together with the notes thereto and the related report of Coopers & Lybrand L.L.P., independent accountants, are incorporated by reference in this Prospectus and the selected consolidated financial data presented below are qualified in their entirety by reference thereto. The selected financial data as of March 31, 1996 and for the six-month period ended March 31, 1995 and 1996 are derived from the unaudited consolidated financial statements of the Company which are also incorporated by reference herein. In the opinion of management, the unaudited consolidated financial statements have been prepared on a basis consistent with the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The operating results for the six-month period ended March 31, 1996 are not necessarily indicative of results that may be expected for the entire fiscal year. The following data should be read in conjunction with the Company's audited and unaudited consolidated financial statements and notes thereto incorporated by reference herein and related "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                            SIX MONTHS ENDED
                                                  FISCAL YEAR ENDED SEPTEMBER 30,               MARCH 31,
                                          -----------------------------------------------   -----------------
                                           1991      1992      1993      1994      1995      1995      1996
                                          -------   -------   -------   -------   -------   -------   -------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
 DATA:
Revenues:
Contract and license fees...............  $   123   $    67   $11,583   $   101   $ 3,463   $   103   $ 6,249
Investment and other income.............      556       759       939       505     1,039       427     1,132
                                          -------   -------   -------   -------   -------   -------   -------
  Total revenues........................      679       826    12,522       606     4,502       530     7,381
Costs and expenses:
Research and development expenses.......    4,182    10,235    20,014    17,737    15,168     7,278     6,726
Selling, general and administrative
 expenses...............................    1,952     2,863     5,242     8,403     7,878     3,502     7,024
Purchase of in-process research and
 development............................       --        --        --     1,852        --        --     8,234
                                          -------   -------   -------   -------   -------   -------   -------
  Total costs and expenses..............    6,134    13,098    25,256    27,992    23,046    10,780    21,984
                                          -------   -------   -------   -------   -------   -------   -------

Net loss from operations................   (5,455)  (12,272)  (12,734)  (27,386)  (18,544)  (10,250)  (14,603)
Minority interest.......................       --        --        --        --       563        86      (542)
                                          -------   -------   -------   -------   -------   -------   -------
Net loss................................  $(5,455)  $(12,272) $(12,734) $(27,386) $(17,981) $(10,164) $(15,145)
                                          -------   -------   -------   -------   -------   -------   -------
                                          -------   -------   -------   -------   -------   -------   -------
Net loss per common share...............  $ (0.32)  $ (0.57)  $ (0.50)  $ (0.98)  $ (0.59)  $ (0.34)  $ (0.44)
                                          -------   -------   -------   -------   -------   -------   -------
                                          -------   -------   -------   -------   -------   -------   -------
Weighted average common shares
 outstanding............................   17,126    21,428    25,492    27,873    30,604    29,719    34,411


                                                           SEPTEMBER 30,
                                          -----------------------------------------------       MARCH 31,
                                           1991      1992      1993      1994      1995           1996
                                          -------   -------   -------   -------   -------   -----------------
                                                                    (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Working capital.........................  $ 6,200   $16,025   $19,444   $ 8,577   $25,755       $ 63,323
Total assets............................    7,809    18,244    23,689    18,278    37,516        78,129
Capital lease obligations, long-term
 portion................................        1        --        --     1,025       782          656
Total liabilities.......................      918     1,472     2,462     8,501    10,486        12,649
Minority interest.......................       --        --        --        --     5,638        19,999
Accumulated deficit.....................   (8,420)  (20,692)  (33,426)  (60,811)  (78,792)      (93,937)
Stockholders' equity....................    6,892    16,771    21,227     9,777    21,392        45,481

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    PROSPECTIVE INVESTORS ARE CAUTIONED THAT THE STATEMENTS IN THIS PROSPECTUS THAT ARE NOT DESCRIPTIONS OF HISTORICAL FACTS MAY BE FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED DUE TO A NUMBER OF FACTORS, INCLUDING THOSE IDENTIFIED UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS OR DOCUMENTS INCORPORATED BY REFERENCE HEREIN.

OVERVIEW

    From inception in October 1988 to date, the Company has incurred significant operating expenses developing its products and, through March 31, 1996, had generated only nominal product sales. Substantially all of the Company's revenues have been license fees, milestone payments or research and development funding from collaborative partners. As a result, the Company has experienced fluctuations in revenues resulting from the timing of license agreements and milestone payments and has experienced substantial operating losses. The Company may continue to experience significant fluctuations in revenues from the timing of license fees, contract and royalty income and milestone payments and expects to continue to incur operating losses, at least over the next several years.

    Consistent with the Company's strategy, the Company from time to time explores various business, technology or product acquisition and/or financing opportunities and is currently engaged in discussions relating to such opportunities, although it has no agreements or commitments relating to any particular acquisition. Any such initiatives may include the issuance of securities of Interneuron or its subsidiaries in public or private equity financings and/or financial commitments to fund product development and may result in related charges to operations. See "Use of Proceeds."

RECENT DEVELOPMENTS

    On April 29, 1996, Redux received clearance from the FDA for marketing for the management of obesity. Redux is expected to be marketed by the Wyeth-Ayerst division of AHP. To supplement AHP's marketing efforts, the Company is developing an approximately 30-person sales force to co-promote Redux to certain endocrinologists, diabetologists, bariatricians and weight management specialists. Although a portion of the Company's co-promotion costs are expected to be funded by AHP, the Company will likely incur substantial costs to develop the Company's sales force and in connection with the launch of Redux, prior to receipt of any revenues. These costs include build-up of Redux inventories, which are being manufactured for the Company on a contract basis by Boehringer Ingelheim.

    The Company is highly dependent upon AHP to market Redux. The AHP Agreements provide for base royalties to the Company of 11.5% of AHP's net sales (equal to the royalty required to be paid by the Company to Servier) and for additional royalties, ranging from a minimum of 5% of the first $50 million of net sales if dexfenfluramine is not descheduled to a maximum of 12% of net sales over $200 million if dexfenfluramine is descheduled and the Company does not manufacture Redux (subject to a 50% reduction if generic drug competition exceeds a specified market share percentage in two consecutive quarters). In connection with the receipt of FDA marketing clearance, the Company is entitled to a $500,000 milestone payment from AHP and is entitled to an additional $6,000,000 payment and a $3,500,000 equity investment if dexfenfluramine is descheduled within 12 months from the FDA approval date.

    In March 1996, a Registration Statement on Form S-3 was declared effective relating to the resale of an aggregate of approximately 3,533,000 shares of Interneuron Common Stock held by or issuable to certain selling stockholders primarily in connection with financing transactions completed during fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

    At March 31, 1996, the Company had cash, cash equivalents and marketable securities of $71,110,000. The Company's principal sources of funds to date have been sales of equity securities by Interneuron and its subsidiaries and, to a lesser extent, license and milestone payments from corporate partners. The principal sources of funds during the six-month period ended March 31, 1996 were approximately $30,000,000 of net proceeds received by Intercardia in connection with its initial public offering in February 1996 (the "Intercardia IPO"), net of Interneuron's $5,000,000 investment in the Intercardia IPO, $5,000,000 received by

Intercardia from Astra Merck and approximately $14,000,000 received by Interneuron from option and warrant exercises (including exercises of the Class B Warrants, which expired on March 15, 1996). Funds held by the subsidiaries are generally not available to Interneuron. For the six-month period ended March 31, 1996, the Company had a net cash outflow from operations of $7,635,000, reflecting the $15,145,000 net loss for the period, offset primarily by $8,098,000 of non-cash charges relating to the purchase of in-process research and development associated with bucindolol and PMS Escape (in exchange for Interneuron Common Stock).

    As a result of the Intercardia IPO, in the three-month period ended March 31, 1996, Interneuron recognized a gain on its investment in Intercardia of approximately $16,350,000 which is reflected as a credit to the Company's Additional paid-in capital but not in the Company's Consolidated Statement of Operations. The Company also recorded an addition to minority interest of approximately $13,650,000.


    The Company's principal expenditures are for product development and clinical trials, including expenses required under collaboration agreements. The Company also expects to incur significant costs in connection with the launch of Redux relating to inventory build-up and the development of an approximately 30-person sales force to co-promote the product to certain endocrinologists, diabetologists, bariatricians and weight management specialists. The Company's agreement with Servier requires launch to occur within six months of FDA approval. The Company is purchasing inventories of Redux in preparation for launch and initial shipments of Redux have commenced. At March 31, 1996, the Company had inventory of $3,629,000 consisting of dexfenfluramine drug substance, and had deferred revenue of $1,942,000, relating to AHP's purchase from the Company of such dexfenfluramine drug substance. Inventory levels depend to a large extent on forecasts provided by AHP. The Company's contract manufacturing agreement with Boehringer Ingelheim requires the Company to purchase a specified annual minimum quantity of capsules, at a cost of approximately $423,000 per year. In connection with the receipt of FDA marketing clearance of Redux, the Company agreed to conduct a Phase 4 or post-marketing trial on Redux. The precise nature of this study has not yet been determined and, accordingly, the Company is unable to predict with certainty its cost, 50% of which is expected to be paid by AHP.



    Intercardia is contractually committed to provide certain support to the BEST Study for bucindolol, which commenced in June 1995 and which is sponsored by the NIH and the VA. The NIH and VA have committed up to $15,750,000 primary funding for the BEST study, with specific levels of NIH and VA funding to be based upon patient enrollment milestones. Intercardia is committed to provide up to $2,000,000 during the course of the BEST Study, of which $750,000 had been paid as of March 31, 1996, as well as drug supplies and monitoring costs of the study expected to aggregate an additional $2,500,000. In December 1995, Intercardia received $5,000,000 upon execution of a development and marketing collaboration and licensing agreement with Astra Merck (the "Astra Merck Collaboration"), which obligates Astra Merck to fund certain U.S. development, marketing and manufacturing costs and to assume Intercardia's funding obligation for the BEST Study, including the drug supplies and monitoring costs, and royalty obligation to Bristol-Myers Squibb Company ("Bristol-Myers Squibb"). Intercardia will be entitled to royalties based on net sales by Astra Merck. Intercardia has agreed to pay Astra Merck $10,000,000 in December 1997 and to reimburse Astra Merck for one-third of certain product launch costs, up to $11,000,000. In the event Intercardia elects not to make these payments, royalties payable by Astra Merck to Intercardia will be substantially reduced.


    As additional consideration in connection with Intercardia's acquisition of 80% of CPEC, Inc. ("CPEC") in September 1994, Intercardia agreed to make two additional purchase price payments, each equal to 75,000 shares of Interneuron Common Stock, subject to adjustment based upon the fair market value at the time of issuance, upon the achievement of milestones relating to the regulatory review of bucindolol. The Company may incur noncash charges in connection with these issuances, based upon their fair market value at the time of issuances, of a minimum of $750,000 and a maximum of $1,875,000.

    The Company also expects to incur substantial research and development expenses for several other products for the foreseeable future. In particular, the Company is performing a Phase 3 clinical trial to confirm whether treatment of stroke with citicoline limits infarct size. The Company also intends to commence a second pivotal Phase 3 clinical trial and related studies for citicoline in 1996. The two Phase 3 clinical trials are expected to proceed into fiscal 1997. The costs of the clinical trials and the preparation of the NDA are estimated to aggregate approximately $13,000,000. The Company is unable to predict with certainty the costs of related studies, which will depend upon FDA requirements. Further, as the Company currently intends to market citicoline directly, additional funds will be required for manufacturing, distribution and selling efforts. The Company will also incur substantial development costs in connection with Phase 2/3 clinical trials of pagoclone, expected to commence in 1996, and on other products under development, including those which may be acquired by the Company in the future.


    In December 1995, the Company acquired from Walden Laboratories, Inc. ("Walden") technology and know-how (subsequently resulting in the PMS Escape product), in exchange for $2,400,000, payable in two installments of Interneuron Common Stock, the first in late 1996 and the second in late 1997, at the then-prevailing market price. InterNutria commenced a test-launch of PMS Escape in a regional market in March 1996 while continuing the clinical evaluation of the product. The costs related to this test-launch are estimated to be approximately $2,100,000 in fiscal 1996.


    Interneuron is funding operations of Progenitor, Transcell and InterNutria. Expenses of the subsidiaries, including those required under collaboration agreements, constitute a significant part of the Company's overall expenses.

    As of March 31, 1996, the Company and its subsidiaries were party to various consulting agreements and employment agreements with officers and directors containing minimum aggregate annual payments of approximately $1,700,000. Certain employment agreements are subject to additional bonuses and annual increases as may be determined by the Company's Board of Directors.

    At March 31, 1996, the Company and its subsidiaries had net operating loss carryforwards, for tax reporting purposes, of approximately $94 million available to reduce future federal income taxes. The use of these net operating loss carry forwards may be subject to limitation under the change in stock ownership rules of the Internal Revenue Code and may not be fully available for use on a consolidated basis.


    The Company believes that the net proceeds of this offering, together with its existing cash resources and funds expected to be generated from operations and interest income, should be sufficient to fund the Company's anticipated business needs for approximately 24 months, absent the occurrence of unforeseeable events and subject to the variables described under "Use of Proceeds." However, the Company may seek additional funds through equity and/or debt financings and corporate collaborations to provide funding for new business opportunities and future growth. Interneuron is currently funding the activities of Progenitor, Transcell and InterNutria, each of which is seeking to enter into collaborations, business combinations or public or private equity or debt financings to pursue development and commercialization of their technologies or products. Although Interneuron may acquire additional equity in subsidiaries through participation in financings or conversion of inter-company debt, equity financings by a subsidiary will likely reduce Interneuron's percentage ownership of that subsidiary and such funds will generally not be available to Interneuron. Although certain of the subsidiaries are engaged in discussions relating to potential private or public equity financings, none of the subsidiaries has any commitments for additional financing and there can be no assurance that such financing will be available on acceptable terms, if at all. In particular, Progenitor is contemplating an initial public offering of its securities. However, a registration statement relating to any such offering has not yet been filed with the SEC and there can be no assurance that any offering will be completed or as to the timing or amount of any offering. Such offering will be made, if at all, only by means of a prospectus relating to that offering. If subsidiary financing efforts are not successful, certain activities at these subsidiaries may be reduced. The Company's goal is for its subsidiaries to establish independent operations and financing through corporate alliances, equity financings, mergers or other business combinations, with Interneuron generally retaining an on-going equity interest. The nature of any such transaction is expected to vary depending on the business and capital needs of each subsidiary and the stage of development of their respective technologies or products.

RESULTS OF OPERATIONS

    SIX-MONTH PERIOD ENDED MARCH 31, 1996 COMPARED TO SIX-MONTH PERIOD ENDED MARCH 31, 1995.

    Total revenues increased by $6,851,000 to $7,381,000 in the six-month period ended March 31, 1996 from $530,000 in the six-month period ended March 31, 1995. Contract revenue increased $6,146,000 primarily as a result of the $5,000,000 payment received by Intercardia in December 1995 pursuant to the Astra Merck Collaboration, a $500,000 milestone payment received by Progenitor from Chiron Corporation ("Chiron") in January 1996 and grant revenue received by Progenitor. Increased investment income resulted from higher invested cash balances resulting primarily from the investment of the net proceeds from the February 1996 Intercardia IPO, the $5,000,000 payment from Astra Merck, and Interneuron's net proceeds from the exercise of options and warrants.

    Total costs and expenses increased by $11,204,000, or 104%, to $21,984,000 in the six-month period ended March 31, 1996 from $10,780,000 during the six-month period ended March 31, 1995. During the six month period ended March 31, 1996, the Company incurred charges aggregating $8,234,000, equal to 73% of the increased costs and expenses (of which $6,084,000 was incurred in the three-month period ended March 31, 1996), for the purchase of in-process research and development. These charges (of which $8,098,000 were non-cash) related to (i) the Company's January 1996 acquisition of the remaining 20% of CPEC not owned by Intercardia in exchange for the issuance of 342,792 shares of Interneuron Common Stock and (ii) the Company's November 1995 acquisition of assets and technology relating to a dietary supplement for use by women during their pre-menstrual period in exchange for the issuance of $2,400,000 of Interneuron Common Stock, payable in equal installments in late 1996 and 1997.

    Research and development expenses decreased by $552,000, or 8%, to $6,726,000 in the six-month period ended March 31, 1996 from $7,278,000 during the six-month period ended March 31, 1995. During the six-month period ended March 31, 1996, research and development expenses relating to the citicoline Phase 3 clinical trial, which completed patient enrollment prior to the beginning of fiscal 1996, and to various adjunct studies relating to citicoline decreased compared to citicoline-related expenses incurred in the fiscal 1995 periods. Offsetting these decreases were costs incurred by Intercardia related to research on catalytic antioxidant small molecules and the establishment of a development staff to manage the development of bucindolol and other technologies and costs incurred by InterNutria relating to the development of its products. Costs relating to certain dexfenfluramine clinical activities incurred in fiscal 1995 were replaced by fiscal 1996 costs incurred to support the Company's preparation for the November 1995 advisory committee meeting and subsequent efforts to secure FDA marketing clearance for Redux. The Company has begun to incur expenses relating to the commencement of a second Phase 3 clinical trial for citicoline which is expected to continue through fiscal 1997.

    Selling, general and administrative expenses increased by $3,522,000, or 101%, to $7,024,000 during the six-month period ended March 31, 1996 from $3,502,000 during the six-month period ended March 31, 1995. These increases reflect the addition of management personnel by Intercardia and InterNutria (which was organized in April 1995) subsequent to the end of the fiscal 1995 periods, and the commencement by InterNutria of a regional test launch of PMS Escape in the three-month period ended March 31, 1996 and related sales, marketing and public relations expenses. Also included in selling, general and administrative expenses for the six-month period ended March 31, 1996 are severance and related charges in connection with certain management changes at Transcell. In preparation for the launch of Redux the Company has incurred costs related to the establishment of a sales force to co-promote Redux, including recruiting costs. The Company has also incurred additional general and administrative costs for increased wages and benefits and insurance premiums. Selling, general and administrative expenses will increase as the Company hires sales representatives to co-promote and sell Redux, although a portion of such sales force costs is expected to be paid by AHP, and for the test launch of PMS Escape.

    As a result of the foregoing, the Company incurred net losses of ($15,145,000) and ($10,164,000), or ($0.44) and ($0.34) per share, for the six-month periods ended March 31, 1996 and 1995, respectively. Weighted average common shares increased in the fiscal 1996 period reflecting additional equity issuances.

    Activities of the subsidiaries continue to represent a significant percentage of the Company's consolidated expenses and represented 48% (which includes $2,150,000 for the purchase of in-process research and development by InterNutria) and 46% of the consolidated expenses in the six-month periods ended March 31, 1996 and 1995, respectively. While the rate of spending by Progenitor and Transcell (except for the charges relating to the Transcell management changes incurred in the three-month period ended March 31, 1996) was essentially unchanged in the fiscal 1996 period, increased spending by the subsidiaries is expected to increase the total amount of expenses pertaining to the subsidiaries in fiscal 1996.

    The Company  from  time  to  time explores  various  technology  or  product acquisition and/or financing opportunities and is currently engaged in discussions relating to such opportunities. Any such initiatives may involve the issuance of shares of Interneuron's Common Stock and/or financial commitments to fund product development, either of which may adversely affect the Company's consolidated financial condition or results of operations.

    FISCAL YEAR ENDED SEPTEMBER 30, 1995 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1994

    Revenues increased $3,896,000 to $4,502,000 in fiscal 1995 from $606,000 in fiscal 1994. This increase was primarily due to the receipt of $2,500,000 by Progenitor under its license agreement with Chiron. The Company had minimal contract and license fee revenues in fiscal 1994. Also contributing to the increased revenues was a substantial increase in investment income primarily resulting from higher invested balances as well as higher prevailing interest rates.

    Total costs and expenses decreased $4,946,000, or 18%, to $23,046,000 in fiscal 1995 from $27,992,000 in fiscal 1994. This decrease was due to a general reduction in spending and prioritizing of resources and the non-recurrence of a $1,852,000 charge during fiscal 1994 relating to the purchase of technology rights associated with the acquisition of CPEC. Activities of the subsidiaries represented 42% and 54% of consolidated expenses in fiscal 1994 and 1995, respectively.

    Research and development expenses decreased $2,569,000, or 14%, to $15,168,000 in fiscal 1995 from $17,737,000 in fiscal 1994. Substantial initial expenses incurred in fiscal 1994 for the Phase 3 clinical trial for citicoline caused a relative decrease in such spending in fiscal 1995. Also contributing to this decrease were reduced spending on development of certain other products by the Company and decreased spending by Transcell and Progenitor. Additionally, fiscal 1994 included an initial license payment by Interneuron to Rhone-Poulenc Rorer Pharmaceuticals Inc. ("Rhone-Poulenc Rorer") for the acquisition of pagoclone, and a non-recurring charge pertaining to the issuance of warrants to a licensee of the Company. Partially offsetting these decreases in fiscal 1995 was a $750,000 charge for Progenitor's obligation to fund certain manufacturing costs at Chiron, Intercardia's increased funding of a Phase 3 clinical trial for bucindolol, and the Company's increased spending to prepare for advisory committee meetings occurring in September 1995.

    General and administrative expenses decreased $525,000, or 6%, to $7,878,000 in fiscal 1995 from $8,403,000 in fiscal 1994. This decrease was primarily due to decreased recruiting, relocation and severance costs and non-recurring business development costs which were partially offset by increased wage, benefit and administrative costs related to management additions and business development activity at Intercardia and InterNutria.

    Primarily as a result of increased revenues, decreased costs and expenses and the allocation of a portion of the net loss of certain subsidiaries to their minority stockholders, net loss decreased $9,405,000, or 34%, to ($17,981,000) in fiscal 1995 from ($27,386,000) in fiscal 1994. Net loss per share decreased from ($0.98) in fiscal 1994 to ($0.59) in fiscal 1995 also reflecting an increase in weighted average shares outstanding from 27,873,000 in fiscal 1994 to 30,604,000 in fiscal 1995 resulting from additional equity issuances.

    FISCAL YEAR ENDED SEPTEMBER 30, 1994 COMPARED TO FISCAL YEAR ENDED SEPTEMBER 30, 1993

    Revenues decreased to $606,000 in fiscal 1994 from $12,522,000 in fiscal 1993. Revenues in fiscal 1993 consisted of contract and license fees and reimbursement of clinical trial expenses from AHP (approximately $5,830,000) and license fees from Elan Corporation plc ("Elan") (approximately $5,400,000). The Company did not earn any such revenues in fiscal 1994. As a result, contract and license fee income decreased from

$11,583,000 in fiscal 1993 to $101,000 in fiscal 1994. Investment and other income decreased $434,000, or 46%, from $939,000 in fiscal 1993 to $505,000 in fiscal 1994, primarily as a result of a change in the portfolio to investments with shorter maturities, which carry lower relative interest rates.

    Research and development expenses decreased $2,277,000, or 11%, to $17,737,000 in fiscal 1994 from $20,014,000 in fiscal 1993. Costs related to the development of dexfenfluramine decreased approximately $8,000,000 from fiscal 1993 to fiscal 1994 reflecting the submission of the NDA in May 1993. This decrease was partially offset by approximately $4,000,000 of increased development costs for other products including citicoline, which entered Phase 2/3 trials in 1994, dihydrexidine, for which preclinical development was completed and pagoclone, which entered Phase 1 trials in 1994. Progenitor and Transcell increased their research and development expenses by approximately $2,000,000 in fiscal 1994 over fiscal 1993.

    General and administrative expenses increased $3,161,000, or 60%, to $8,403,000 in fiscal 1994 from $5,242,000 in fiscal 1993. This increase reflects the increased number of executive officers and business development personnel at the Company and its subsidiaries and increased legal and professional fees necessary to manage the Company's expanding portfolio of products and activities at the corporate and subsidiary level.

    During fiscal 1994, the Company incurred a charge of $1,852,000, reflected as a purchase of technology rights, relating to the acquisition of CPEC in the fourth quarter. Of this amount $759,000 was a non-cash charge relating to the issuance of the Company's Common Stock as part of the purchase price. Primarily as a result of the lack of revenues from operations, increased general and administrative expenses and the technology acquisition charge, net loss increased from ($12,734,000), or ($0.50) per share, in fiscal 1993 to ($27,386,000), or ($0.98) per share, in fiscal 1994. Weighted average common shares increased from 25,492,000 in fiscal 1993 to 27,873,000 in fiscal 1994 reflecting additional equity issuances.

                                    BUSINESS

GENERAL

    The Company is a diversified biopharmaceutical company engaged in the development and commercialization of a portfolio of products and product candidates primarily for neurological and behavioral disorders, including obesity, stroke, anxiety and insomnia. The Company focuses primarily on developing products that mimic or affect neurotransmitters, which are chemicals that carry messages between nerve cells of the central nervous system and the peripheral nervous system. The Company is also developing products and technologies, generally outside the CNS field, through four subsidiaries:
Intercardia, focused on cardiovascular disease, Progenitor, focused on developmental genomics, Transcell, focused on carbohydrate-based drug discovery and drug transport and InterNutria, focused on dietary supplement products.

  REDUX FOR OBESITY

    The Company's first pharmaceutical product, Redux (dexfenfluramine), received FDA clearance on April 29, 1996 to be marketed as a prescription drug for the management of obesity, including initial weight loss and weight loss maintenance. Obesity, a serious and widespread disease, is increasingly prevalent in the U.S. Based on published studies, the Company believes that approximately 45 million adults in the U.S. meet the labeling criteria for Redux. Redux is the first new weight-loss drug to receive FDA clearance for marketing in approximately 20 years and the first to be indicated for weight loss maintenance. Redux is approved for marketing in over 60 countries and the Company believes Redux has been used by over 10 million patients for short-term use during the past ten years outside the U.S. The Company obtained U.S. rights to Redux, which is expected to be marketed by the Wyeth-Ayerst division of AHP and co-promoted by the Company.

  CITICOLINE FOR ISCHEMIC STROKE

    The Company has completed a pivotal Phase 3 clinical trial of citicoline for the treatment of ischemic stroke, suffered by an estimated 415,000 people in the U.S. each year. Results of the Phase 3 clinical trial indicated a statistically significant improvement over placebo at certain dose levels in the recovery of patients who suffered an ischemic stroke and were treated with citicoline. In this study, patients were treated with citicoline up to 24 hours post-stroke. Based on the clinical data to date, the Company believes citicoline may be an attractive post-stroke therapy, particularly due to its potentially broad therapeutic window. The Company intends to commence a second pivotal Phase 3 trial in 1996 to confirm the efficacy and safety of citicoline. The Company has U.S. and Canadian marketing rights to certain uses of citicoline, which has been approved for marketing in over 20 countries.

  BUCINDOLOL FOR CONGESTIVE HEART FAILURE

    Through Intercardia, the Company is developing bucindolol, which is currently undergoing the BEST Study, a Phase 3 clinical trial being conducted by the NIH and VA for the treatment of congestive heart failure, a cardiovascular disease suffered by an estimated 3,500,000 people in the U.S. and 4,500,000 people in Europe. Several placebo-controlled Phase 2 studies of bucindolol have shown improvement in myocardial function of patients with congestive heart failure who were already receiving current optimal therapy. Intercardia obtained worldwide rights to bucindolol and, in December 1995, entered into an agreement with Astra Merck for the development and commercialization of bucindolol for the treatment of congestive heart failure. Intercardia retains rights to a once-daily formulation of bucindolol, as well as all rights to bucindolol outside the U.S.

    Other product candidates in the Company's pipeline include pagoclone, a drug under development to treat anxiety/panic disorders for which Phase 1 clinical trials have been completed; and Melzone, a low-dose form of melatonin, a naturally occurring hormone regulating the body's circadian (sleep) rhythm, which may be useful as a dietary supplement to induce restful sleep, and for which a regional test launch is expected in 1996.

    The Company is developing additional products and technologies through its subsidiaries. Progenitor's research and development programs emphasize functional genomics through developmental biology and include the following: a novel human hematopoietin receptor, a leptin receptor, which may play a role in obesity, blood cell growth, diabetes and fertility; the DEL-1 gene, which may play a role in angiogenesis and a nonviral gene delivery system. Transcell's leading technologies include a combinatorial carbohydrate chemistry method for synthesis and library development of oligosaccharides and glycoconjugates, novel non-viral compounds for transporting DNA across cell membranes and compounds for transmembrane drug transport.

    InterNutria's leading product candidates are PMS Escape, a dietary supplement for women during the pre-menstrual period, which currently is undergoing a regional test launch in New England and for which clinical evaluation is continuing, and Boston Sports Supplement, a choline-rich dietary supplement for the enhancement of athletic performance and reduction of fatigue, for which the Company anticipates a regional test launch in 1996.

COMPANY STRATEGY

    In order to reduce risks of product development and accelerate product commercialization, the Company's strategy is to identify, develop and commercialize products with significant clinical data or international market experience. The Company's primary focus is on products to treat CNS diseases and disorders and, through its subsidiaries, cardiovascular disease and other promising technologies outside the CNS field.

    Key elements of this strategy include:

        FOCUS ON COMMERCIALIZATION OF REDUX AND DEVELOPMENT AND COMMERCIALIZATION OF CITICOLINE AND BUCINDOLOL. A substantial portion of the Company's efforts over the next few years will be devoted to commercialization  of Redux, which  received FDA clearance  for marketing in
    April 1996, and development and commercialization of citicoline and bucindolol, which are both in Phase 3 clinical trials.


        LEVERAGE DEVELOPMENT AND COMMERCIALIZATION EFFORTS THROUGH THIRD PARTY COLLABORATIONS. While maintaining control over product development and the regulatory process, the Company utilizes third parties to supplement its internal expertise and resources in advancing product development and commercialization. The Company believes this strategy reduces its fixed costs and capital outlays, while capitalizing on the respective strengths of the Company and its collaborators. The Company contracts with independent consultants to conduct preclinical and clinical studies and assist in regulatory submissions on behalf of the Company, with the Company managing the overall process. The Company will continue to seek to collaborate with leading pharmaceutical and other companies for marketing of products requiring broad distribution capabilities or extensive additional clinical studies, generally retaining co-promotion rights. To limit Company capital expenditures, the Company intends to rely on its collaborators or on independent contractors for manufacturing.



        ESTABLISH AND LEVERAGE FOCUSED SALES AND MARKETING ORGANIZATION. The Company intends to rely on the greater marketing capabilities of its corporate partners to address broad target markets such as obesity. In order to retain a greater share of the potential economic value of its products, the Company may also develop a sales and marketing organization to target specialized physician groups. For Redux, while relying on AHP for broader market penetration and distribution, advertising and promotional activities, the Company is developing a sales force to promote Redux to certain endocrinologists, diabetologists, bariatricians and weight management specialists. The Company may eventually expand its sales force and establish internal marketing capabilities for other products targeted to specialized physician groups within the Company's area of expertise and where extensive sales force coverage is not required.


        EXPAND PRODUCT PORTFOLIO. From its inception, the Company has sought to develop its product portfolio by acquiring rights to products that have international market experience or are in late-stages of clinical development, with particular emphasis on opportunities which fit within the areas in which the Company has existing capabilities. As the Company develops an internal sales capability, the Company may also seek to acquire rights to products, including through business acquisitions, which may be effectively promoted to the same specialty physician groups targeted by the Company's then existing sales force.

        DEVELOP AND COMMERCIALIZE NON-CNS PRODUCTS AND TECHNOLOGIES THROUGH SUBSIDIARIES. The Company has established four subsidiaries to pursue the development of new products or core technologies outside the CNS field. The Company believes that maintaining separate organizations with their own management, employees and facilities, encourages focused research and commercialization efforts, creates an entrepreneurial environment for management and employees and provides opportunities for separately financing new fields of development. The Company's goal is for its subsidiaries to establish independent operations and financing through corporate alliances, public or private equity financings, mergers or other business combinations, with Interneuron generally retaining an ongoing equity interest. The nature of any such transaction is expected to vary depending on the business and capital needs of each subsidiary and the stage of development of their respective technologies or products. For example, Intercardia, which develops therapeutics for the treatment of cardiovascular and pulmonary diseases, completed its initial public offering in February 1996.

PRINCIPAL PRODUCTS AND PRODUCTS UNDER DEVELOPMENT

    The following table summarizes the indication (or use, in the case of the dietary supplements), current status and commercial rights of the principal products and products under development by the Company.

PRODUCT          INDICATION/USE          STATUS*                 COMMERCIAL RIGHTS
- ---------------  ----------------------  ----------------------  ----------------------

Redux            Obesity                 U.S. marketing          U.S. rights only;
                                          clearance               sublicensed to AHP;
                                                                  Interneuron retains
                                                                  co-promotion and
                                                                  manufacturing rights

Citicoline       Stroke                  Phase 3                 U.S. and Canada

Bucindolol       Congestive heart        Phase 3                 Worldwide by
                  failure                                         Intercardia; licensed
                                                                  in U.S. to Astra
                                                                  Merck

Pagoclone        Anxiety/Panic           Phase 2/3 to commence   Worldwide, except for
                  disorders               in 1996                 France

Melzone          Dietary supplement for  Regional test launch    Worldwide
                  sleep                   expected in 1996

PMS Escape       Dietary supplement for  Regional test launch    Worldwide by
                  pre-menstrual           in progress             InterNutria
                  syndrome
- ---------
* See "Government Regulation."

REDUX

    BACKGROUND

    Redux, or dexfenfluramine, received clearance by the FDA for marketing on April 29, 1996 as a prescription product to treat obesity. The approved indication is for the management of obesity, including weight loss and maintenance, in patients on a reduced calorie diet who have a BMI of greater than or equal to 30 kg/m(2) or greater than or equal to 27 kg/m(2) in the presence of other risk factors (e.g. hypertension, diabetes, or hyperlipidemia). BMI, a relationship between height and weight, is a widely-used measure of obesity. For an individual with a height of 5' 5", a BMI of 30 corresponds to a weight of approximately 180 pounds and a BMI of 27 corresponds to a weight of approximately 162 pounds. These amounts exceed "ideal body weight" of a person of such height by approximately 36% and 22%, respectively.

    Redux is approved for marketing in over 60 countries and the Company believes it has been used by over 10 million patients during the last 10 years for short-term use outside the U.S. Redux is the first new weight-loss drug to receive FDA clearance for marketing in approximately 20 years and the first to be indicated for maintenance of weight loss.

    PREVALENCE OF AND COSTS ASSOCIATED WITH OBESITY

    Obesity, a serious and widespread disease, is increasingly prevalent in the U.S. According to the third National Health and Nutritional Examination Surveys ("NHANES III"), in 1991 approximately 58 million adults in the U.S. (33% of the adult population) were estimated to be clinically obese, compared to 34 million adults (25.4% of the adult population) in the 1980 Survey. Clinical obesity was defined as a BMI >27.8 for men and >27.3 for women. The Company believes that approximately 45 million adults in the U.S. meet the labeling criteria for Redux.

    Numerous epidemiologic studies have shown that obesity is associated with increased risk of developing a number of serious diseases, including hypertension, non-insulin dependent diabetes mellitus (adult onset diabetes), heart disease and cerebrovascular disease, and with an increase in overall mortality. In particular, obesity has been associated with approximately 171,000 deaths per year from heart disease and 40,000 deaths per year from adult onset diabetes in the U.S. The risk attributes associated with obesity are exacerbated as weight increases. Overall, nearly 300,000 deaths per year are associated with obesity. A 1995 report by the National Academy of Sciences estimated that the costs associated with obesity aggregated approximately $68 billion per year, including morbidity and mortality costs arising from the increased prevalence of serious diseases among obese patients, and indirect costs such as lost productivity. Studies also suggest that weight loss, if maintained, may produce health benefits for some patients with chronic obesity who may also be at risk for or suffer from these and other diseases.

    CURRENT WEIGHT LOSS TREATMENTS

    The most common methods of attempting to lose weight are dietary change and exercise, often in conjunction with nutritional or dietary substitutes and supplements. These methods are generally not effective over the long term and are characterized by considerable diversity in success rate. Prescription drugs for the treatment of obesity comprise only a small percentage of the weight loss market. The initial prescription drugs used for appetite suppression, amphetamine, methamphetamine and phenmetrazine, have a high potential for abuse and are rarely used. Fenfluramine, sold by AHP under the tradename Pondimin, has been available as a drug to treat obesity since the 1970s. Fenfluramine contains both "dextro" (dexfenfluramine) and "levo" isomers, with the therapeutic activity believed to be substantially concentrated in the dextro-isomer. Because the mechanism of action of the levo-isomer may be associated with drowsiness, Pondimin is commonly prescribed with phentermine, an amphetamine-like compound which is scheduled as a controlled substance. Both Pondimin and phentermine are indicated only for "short-term (a few weeks) use." Phentermine, unlike fenfluramine and dexfenfluramine, has not been recommended for descheduling.

    Because of the widespread and growing prevalence of obesity and the serious health risks and costs of healthcare associated with obesity, a renewed interest in pharmacotherapy for obesity has evolved. The Company believes that Redux, which has been approved for weight reduction and maintenance in obese patients, should address market needs not satisfied by existing therapies. See "Competition."

    CLINICAL DEVELOPMENT

    Dexfenfluramine is believed to increase levels of the neurotransmitter serotonin within brain synapses both by releasing it from nerve terminals and by blocking its re-uptake into neurons. Numerous studies have suggested that serotonin appears to mediate a variety of physiological processes including appetite (e.g., a deficit of serotonin can lead to carbohydrate craving, resulting in weight gain). Animal and human studies suggest that drugs causing the release of serotonin, or prolonging its action in the synapse, appear to reduce food intake and, in particular, to reduce carbohydrate craving.

    Originally developed by Servier, the Company's licensor, dexfenfluramine is approved for marketing in over 60 countries outside the U.S. and is marketed primarily in France, Italy and the United Kingdom. After obtaining U.S.  rights,  the  Company established  and  implemented  a  clinical development strategy for the drug. The Company analyzed clinical, pharmacological, toxicological, analytical and other studies and data relating to formulation, methods of administration, and specifications and conducted additional preclinical and clinical trials. In May 1993, the Company submitted an NDA to the FDA for dexfenfluramine for the treatment of obesity. The NDA included 19 double-blind, placebo-controlled clinical studies involving over 4,000 patients, conducted in the U.S. and several foreign countries by Interneuron and others.

    In 17 of these studies, all patients were also on reduced caloric diets. In 16 of these 17 trials, which had various treatment durations and design features, dexfenfluramine-treated patients lost statistically significantly more weight on average than those treated with placebo. In the International Dexfenfluramine ("INDEX") study, a one-year, double-blind, placebo-controlled trial of 930 eligible patients, dexfenfluramine produced a statistically significant reduction in weight during the first four to six months, and this result was maintained during continuation of treatment (up to the 12 month course of the study). Of the 560 patients who completed the trial, all of whom were also on a reduced calorie diet, the weight loss results were as follows:

  PERCENTAGE WEIGHT
        LOSS             REDUX + DIET       PLACEBO + DIET
- ---------------------  -----------------  -------------------
greater than or equal
     to 5% loss                   64%                 43%
greater than or equal
     to 10% loss                  40%                 21%
greater than or equal
     to 15% loss                  21%                 10%

    All results were highly statistically significant (p < .001).

    In another analysis of the INDEX study, among 463 patients who were treated with dexfenfluramine and were on a reduced caloric diet, 78% were identified as initial responders (i.e., lost at least four pounds in the first four weeks of dexfenfluramine therapy). Of the initial responders approximately 60% went on to lose at least 10% of their initial body weight by the end of one year of treatment. At the end of one year, the mean weight loss for the initial responders to dexfenfluramine was 22 pounds while the non-responders to dexfenfluramine had a mean weight loss of 6 pounds. The mean weight of the initial responders at the beginning of the study was approximately 200 pounds. Dexfenfluramine was well-tolerated; the most common adverse events attributed to dexfenfluramine were diarrhea, dry mouth and somnolence, which were generally described as mild and transient. The safety and effectiveness of dexfenfluramine beyond one year has not yet been studied.

    Redux received FDA clearance for marketing in April 1996. Included in the FDA-approved labeling for Redux are references to certain risks which may be associated with dexfenfluramine and which were highlighted during the FDA's review of the drug. One issue relates to whether there is an association between anorectic drugs, including dexfenfluramine, and the development of PPH, a rare but serious lung disorder. In the general population, the yearly occurrence of PPH is estimated to be about 1-2 cases per million persons. An epidemiologic study conducted in Europe examining risk factors for PPH showed that among other factors, weight reduction drugs including dexfenfluramine, systemic hypertension, and obesity itself were associated with a higher risk of PPH. The study estimated the yearly occurrence to be approximately 18 cases per million for patients taking anorexigen (anti-obesity) drugs for greater than three months duration. In the study, obesity itself was associated with double the risk of developing PPH. Although the Company believes that the benefits of weight loss by obese patients meeting the labeling criteria for Redux outweigh the risk of developing PPH, the occurrence or perceived likelihood of the occurrence of the labeled risks in patients taking Redux may adversely affect the market for the drug, as well as the Company's business, financial condition and results of operations. A second issue raised by the FDA was whether dexfenfluramine is associated with certain neurochemical changes in the brain. Certain studies related to this issue, conducted by third parties, purport to show that very high doses of dexfenfluramine cause prolonged serotonin depletion in certain animals, which some researchers believe is an indication of neurotoxicity. The Company presented data relating to the lack of neurocognitive effects in patients taking Redux and believes that, as demonstrated in human trials, these animal studies are clinically irrelevant to humans because of pharmacokinetic differences between animals and humans (resulting in much higher brain concentrations of dexfenfluramine and its active metabolite in certain animals than in humans) and because of the high dosages used in the animal studies. The Company has agreed with the FDA to conduct a Phase 4, or post marketing, study of Redux. Although the precise nature of this study has not been determined, Interneuron expects the Phase 4 study to include a double-blind placebo-controlled trial involving approximately 200 patients intended to further evaluate long-term neurocognitive function, using standardized neuro-psychological tests, in patients taking Redux. Approximately 50% of the costs of the Phase 4 study, which is expected to be conducted over an approximately two to three-year period, is expected to be paid by AHP. See "Risk Factors -- Risks Relating to Redux -- Safety Issues; Post-Marketing Study" and "Collaborative Agreements -- Marketing Agreements."

    COMMERCIALIZATION

    The Company obtained from Servier exclusive U.S. rights to dexfenfluramine (including its tradename, Redux) to treat abnormal carbohydrate craving and obesity. The Company granted AHP rights to market Redux in the U.S., while retaining co-promotion and certain manufacturing rights. Interneuron has a contract manufacturing agreement with Boehringer Ingleheim for the production of Redux capsules, while the active ingredient of the drug is supplied by Servier. Although the Company intends to rely primarily on AHP for marketing, advertising and promotion of Redux, the Company is developing an approximately 30-person sales force to co-promote Redux to certain endocrinologists, diabetologists, bariatricians and weight management specialists. Under the AHP Agreements, through March 31, 1996, the Company received $4,500,000 in milestone payments, $3,500,000 in equity investments and approximately $1,700,000 in research and development funding. In connection with the receipt of FDA marketing clearance, the Company is entitled to a $500,000 milestone payment from AHP and is entitled to an additional $6,000,000 payment (and a $3,500,000 equity investment) if dexfenfluramine is descheduled within 12 months from the FDA approval date.

    The AHP Agreements provide for base royalties to the Company of 11.5% of AHP's net sales (equal to the royalty required to be paid by the Company to Servier) and for additional royalties, ranging from a minimum of 5% of the first $50 million of net sales if dexfenfluramine is not descheduled to a maximum of 12% of net sales over $200 million if dexfenfluramine is descheduled and the Company does not manufacture the finished dosage formulation of dexfenfluramine (subject to 50% reduction if generic drug competition exceeds a 10% market share percentage in two consecutive quarters). AHP is also expected to pay for a portion of the Company's co-promotion sales force costs. See "Marketing and Sales" and "Collaborative Agreements."

    In September 1995, a joint committee of the Advisory Committee and the Drug Abuse Advisory Committee of the FDA voted to remove fenfluramine and its isomers, including dexfenfluramine, from Schedule IV of the Controlled
Substances Act. Controls imposed upon all Schedule IV substances relate to record-keeping procedures for dispensing pharmacists and procedural mandates for prescribing physicians. The Company is unable to predict whether or when the descheduling of dexfenfluramine will occur and, accordingly, product launch is likely to occur prior to federal descheduling. In addition to marketing factors which may be influenced by dexfenfluramine's status as a controlled substance, such status would affect the timing of certain milestone payments and the royalty rate to be received by the Company under the AHP Agreements. Certain states will deschedule the drug automatically upon federal descheduling while other states have varying procedures for descheduling. In connection with the Committee's recommendation to deschedule the drug, the Company and AHP have agreed to develop and administer a program to monitor for potential abuse or misuse of dexfenfluramine.

CITICOLINE

    BACKGROUND

    Cytidyl diphosphocholine ("citicoline") is under development by the Company as a potential treatment for ischemic stroke. Based on clinical data to date, the Company believes that citicoline may be a promising post-stroke therapy based on its potentially broad window of opportunity for treatment (up to 24 hours post-stroke), well-tolerated nature, oral dosage form, and sub-chronic use.

    An ischemic stroke occurs when brain tissue dies or is severely damaged as the result of interrupted blood flow caused by a clogged artery which deprives an area of the brain (the "infarct") of blood and oxygen. This loss of blood flow and oxygen causes, among other events, a break down of brain cell membranes and puts the surrounding tissue (the "penumbra") at risk for death, resulting in an extension of the size of infarct probably from the release and oxidation of such compounds as free fatty acids. This release is likely caused in part by the inappropriate release of glutamate and other neurotransmitters.

    A patient suffering a stroke experiences a variety of sudden physical events that signal the death of brain tissue. The nature and extent of the events are directly related to the initial size and location of the stroke and the additional loss of nerve cells caused by the toxic oxidation products of fatty acids. Typical symptoms include: weakness or numbness of the face, arm or leg; dimness or loss of vision; difficulty speaking or understanding speech; severe headache; or dizziness, unsteadiness or falls. The long-term effects of a stroke depend upon the extent of the brain damage and the location of the stroke and the extent to which surviving damaged neurons can be repaired. These effects may include partial or extensive paralysis, loss of neurological function (affecting memory and motor skills) and death.

    PREVALENCE AND COSTS ASSOCIATED WITH STROKE

    Ischemic  stroke is estimated  to represent approximately  83% (415,000 each year) of all strokes suffered by individuals in the U.S., according to a study conducted by the Agency for Health Care Policy and Research. Stroke exacts a great cost in terms of patient morbidity and health care resources. According to the National Stroke Association, the economic impact of stroke in the U.S. exceeds $30 billion a year, including direct hospital, physician and rehabilitation costs, and indirect costs such as time lost from work by caregivers and patients.

    CURRENT THERAPIES FOR STROKE


    There are no available effective drug therapies specific for stroke. Current treatment for patients who have suffered a stroke include administration of corticosteroids and mannitol to decrease brain swelling, coupled with general respiratory, fluid and nutritional support. Several drugs are under development for the treatment of stroke, including Activase (tissue plasminogen activator or t-PA), for which Genentech, Inc. has filed a supplemental Product License Application ("PLA") with the FDA. An advisory committee of the FDA has been scheduled to meet on June 6, 1996 to consider the approvability of t-PA to treat acute ischemic stroke. Available data from a clinical trial with t-PA, a thrombolytic agent which acts by dissolving blood clots at the infarct, indicated that t-PA should be administered only within the first three hours following the stroke onset due to the increased risk of intracerebral hemorrhaging associated with administration beyond this window. Historically, the vast majority of stroke patients have not sought treatment within three hours following stroke onset. See "Competition."


    CLINICAL DEVELOPMENT

    Citicoline appears to have multiple mechanisms of action in diminishing the effects of stroke. Citicoline is believed to remove fatty acids, which would otherwise yield toxic oxidation products, by incorporating them into membrane constituents, and to promote the formation of additional membranes needed by damaged neurons to restore functional activity. Citicoline raises blood levels of choline and cytidine, substrates believed to be essential for the formation of the nerve cell membrane. By promoting the manufacture of new membrane elements, citicoline is believed to help stabilize the cell membrane and, as a result, decrease edema, or brain swelling, caused when blood flow to brain cells is stopped, and help to re-establish normal neurochemical function in the brain. It also increases levels of acetylcholine, a neurotransmitter believed to be associated with learning and memory functions. Preclinical studies also suggest that citicoline can limit infarct size and prevent the accumulation of toxic free fatty acids following a stroke.

    The Company recently completed a Phase 3 clinical trial in the U.S. to treat patients suffering from ischemic stroke. The double-blind, placebo-controlled, dose-ranging trial involved 259 patients who were enrolled on a national, multi-center basis within 24 hours following the onset of symptoms. The average time from onset of symptoms to initiation of treatment was approximately 14 hours. Patients were randomly assigned to receive placebo or one of three oral doses (500 mg, 1,000 mg or 2,000 mg) of citicoline for six weeks and were monitored for an additional six weeks. The results indicated a statistically significant improvement at week 12 in the recovery of patients who suffered an ischemic stroke and were treated with 500 mg or 2,000 mg of citicoline compared to patients who received placebo, as measured by three standard indices of neurological function following stroke. The clinical results associated with the 500 mg dose were as follows:

    - On the primary endpoint of improved neurologic function as measured by the Barthel Index, 53% achieved a score of 95 or greater at 12 weeks, indicative of complete or near-complete recovery from stroke, compared with 33% of placebo-treated patients (p< 0.04);

    - A secondary endpoint, the NIH stroke scale analysis, showed that 34% of all citicoline treated patients versus 16% of placebo-treated patients achieved complete or near-complete normalization of function at 12 weeks following stroke (p< 0.04);

    - Global neurologic status assessed by another well-known measurement, the Rankin Scale, was significantly improved with citicoline compared to placebo (p< 0.04).

    In addition, the rate of improvement was significantly faster than for the placebo-treated patients (p< 0.02), with patients receiving 500 mg or 2,000 mg of citicoline achieving complete or near complete recovery two weeks faster. There was no significant difference in the incidence of death among the four treatment groups in the trial. The safety profile of all citicoline groups differed minimally from placebo; only the rate of dizziness and accidental injuries (falls) differed significantly from placebo. The 500 mg dose was deemed to be optimal, although all doses appeared to be well tolerated.

    Efficacy outcome measures for the patients treated with 1,000 mg of citicoline were substantially the same as placebo. On baseline entry into the study, patients in the 1,000 mg group had statistically significantly higher body weight and a higher prevalance of co-morbid medical conditions (including hypertension, coronary heart disease, previous stroke or chronic obstructive pulmonary disease) that are generally viewed as indicative of poor prognosis from stroke, compared to the other treatment groups. The Company believes that these and other confounding variables may explain the results of the 1,000 mg group in the trial.

    In 12 patients studied in the Phase 3 trial at one center with a specialized imaging technique to measure the size of the infarct, the administration of citicoline limited the size of infarct following interrupted blood flow. The Company recently commenced a Phase 3 clinical trial to confirm whether treatment of stroke with citicoline limits infarct size.

    The Company also intends to undertake a second pivotal Phase 3 trial to confirm the efficacy and safety of the 500 mg dose of citicoline. The second pivotal trial is being designed to involve approximately 360 patients at approximately 30 centers across the U.S. The Company is also in the process of refining the formulation of the drug, which is orally administered. The Company intends to define with the FDA the nature and extent of any related or confirmatory studies that may be required prior to submission of an NDA.

    COMMERCIALIZATION

    Citicoline has been approved for marketing in over 20 countries outside the U.S. and is marketed most extensively in Japan. The Company licensed from Grupo Ferrer ("Ferrer"), a Spanish pharmaceutical company, exclusive marketing and manufacturing rights based on certain patent rights relating to the use of citicoline, including certain patent and know-how rights in the U.S. and know-how rights in Canada. The Company has also filed a patent application relating to the use of citicoline to reduce the infarct size. See "Collaborative Agreements" and "Patents and Proprietary Rights."

    If FDA approval is obtained, the Company plans to contract with a third party for the manufacture of citicoline and, assuming sufficient funds are available, may market the product to specialty physicians through an expanded internal sales force.

BUCINDOLOL

    BACKGROUND

    Through Intercardia, the Company is developing bucindolol, a cardiovascular drug in Phase 3 clinical testing, for the treatment of congestive heart failure. Congestive heart failure is a syndrome of progressive degeneration of cardiac function and is generally defined as the inability of the heart to pump sufficient volume of blood for proper functioning of vital organs. Symptoms are reflected in decreasing activity capacity and include fatigue, shortness of breath and fluid retention.

    The Company believes that approximately 3,500,000 people in the U.S. and 4,500,000 people in Europe suffer from congestive heart failure, with the incidence increasing annually. According to the National Heart, Lung and Blood Institute, in the U.S., patients with moderate or severe symptoms (New York Hospital Association ("NYHA") Class III or IV) constitute approximately 30% of these patients, and patients with mild symptoms (Class II) constitute approximately 35% of these patients. In the U.S., heart failure has become the most common hospital discharge diagnosis for people over 65.

    Congestive heart failure is caused by a number of conditions that produce a primary injury or stress to the heart muscle including ischemic heart diseases, poorly controlled hypertension, inflammatory disorders, infections and toxins. Regardless of the cause of the primary damage, the body activates compensatory mechanisms in an attempt to maintain cardiac output. These mechanisms include stimulation of the renin-angiotensin and beta-adrenergic receptors on cells located in the heart and vascular system. Chronic stimulation of these receptors is believed to contribute to the continual worsening of cardiac function and high mortality.

    CURRENT THERAPIES

    Existing pharmaceutical treatment for heart failure is inadequate to prevent the progression of this debilitating syndrome. Currently, only approximately 50% of all patients diagnosed with congestive heart failure survive for five years, while almost 50% of the patients in the most severe disease classification (Class IV) die within one year. Current pharmacologic treatments for congestive heart failure, often used concurrently, include digitalis to strengthen heart contractility, diuretics to remove excess fluid and ACE inhibitors to prevent vasoconstriction and fluid retention by blocking activation of the renin-angiotensin system. Of the three current treatments, only ACE inhibitors have been shown to prolong survival. Currently, the most effective way to treat severe congestive heart failure is heart transplantation. Patients who receive a heart transplant in an experienced program have a more than 80% five-year survival rate. However, the scarcity of organ donors, high costs and the subsequent rigorous medical regimen required to control rejection significantly limit the number of transplants.

    Drugs that block the effects of adrenergic stimulation (beta-blockers or beta adrenergic receptor antagonists) have been available for almost 30 years and have been used to treat hypertension or angina in millions of patients. For years, physicians were taught that beta-blockers were contraindicated in patients with congestive heart failure because it was believed that the failing heart required the stimulation of the adrenergic receptors. A non-selective beta-blocker (which blocks both beta-1 and beta-2 receptors) with vasoconstricting properties was administered to patients with congestive heart failure in the early 1980s. However, the intense vasoconstriction caused by the drug resulted in rapid worsening of heart failure and development was discontinued.

    More recently, two non-selective beta-blockers, carvedilol (a moderate vasodilator) and bucindolol (a mild vasodilator), have been studied as treatments for congestive heart failure with promising results. These drugs block both beta-1 and beta-2 receptors but do not have the vasoconstrictive effect of previously-studied non-selective beta-blockers. Both drugs produced improved cardiac function in Phase 2 studies and both were well-tolerated.

    Carvedilol, a non-selective beta-blocker with moderate vasodilating properties, is under development for congestive heart failure in the U.S. by SmithKline Beecham. In February 1995, Phase 3 studies of carvedilol, which were designed to assess benefits other than mortality in patients with congestive heart failure, were stopped early due to carvedilol's unexpected effect in reducing mortality. In November 1995,

SmithKline Beecham submitted data to the FDA to supplement its approved NDA for carvedilol for hypertension to cover a twice-daily formulation of carvedilol for the treatment of congestive heart failure. An advisory committee of the FDA which met on May 2, 1996 recommended against the approval of carvedilol to treat congestive heart failure.

    CLINICAL DEVELOPMENT

    Originally developed by Bristol-Myers Squibb and licensed by Bristol-Myers Squibb to CPEC, a subsidiary of Intercardia, bucindolol is a non-selective beta-blocker with mild vasodilating properties that works by blocking beta-adrenergic receptors on cells located in the heart and vascular system. The Company believes that vasodilating non-selective beta-blockers such as bucindolol possess potential advantages over other beta-blockers and represent a promising approach to the treatment of congestive heart failure. The Company believes that mild vasodilation may be better tolerated than moderate vasodilation because mild vasodilation is less likely to cause sudden drops in blood pressure. Bucindolol is expected to be used in addition to other drugs for the treatment of congestive heart failure.


    Bucindolol is the only drug being studied in the BEST Study, a Phase 3 clinical trial which is testing whether the addition of bucindolol to optimal therapy for congestive heart failure will reduce mortality in patients with moderate to severe congestive heart failure. The BEST Study, which is being conducted by the NIH and the VA, commenced in June 1995 and is designed to include up to 2,800 patients, categorized as NYHA classes III and IV, at approximately 90 clinical centers throughout the U.S. The NIH and the VA have agreed to provide up to $15.8 million to fund the BEST Study, based upon patient enrollment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." As of May 24, 1996, 770 patients had been randomized. All patients are expected to receive a minimum follow-up of 18 months, giving a potential maximum duration for the study of four and one-half years.


    COMMERCIALIZATION


    In December 1995, Intercardia entered into an agreement with Astra Merck for the development, commercialization and marketing in the U.S. of a twice-daily formulation of bucindolol for the treatment of congestive heart failure. The agreement calls for Intercardia to receive additional payments based upon milestones related to FDA approval and the achievement of specified levels of sales. Intercardia is entitled to royalties of 15% of the first $110 million per year in net sales and 30% of yearly net sales above $110 million, adjusted for inflation. Intercardia is committed to reimburse Astra Merck $10,000,000 in December 1997 and, through the first 12 months of commercial sales, to reimburse one-third of the launch costs, up to a total of $11 million. In the event Intercardia does not make these payments, the royalty rate declines to 7% of net sales. Intercardia retained U.S. rights to a once-daily formulation of bucindolol, as well as rights for all formulations of bucindolol outside of the U.S. Intercardia is in discussions with third parties relating to the commercialization of bucindolol in Europe. However, there can be no assurance any agreement will be entered into relating to foreign rights. See "Marketing and Sales" and "Subsidiary Agreements."


    The composition of matter patent on bucindolol expires in November 1997. Intercardia currently intends to attempt to enhance its competitive position with respect to bucindolol beyond the five-year period potentially provided by the Waxman-Hatch Act by developing a once-daily formulation of bucindolol. Intercardia currently intends to seek partners for the development and marketing of this formulation and has contracted with a third party for a feasibility study for development of the once-daily formulation of bucindolol.

PAGOCLONE

    Pagoclone is being developed by Interneuron as a drug to treat anxiety/panic disorders. According to the National Institute of Mental Health, an estimated 23 million people in the U.S. suffer from anxiety during a given year, and an additional 2,500,000 suffer from panic disorders. The Company believes that the European incidence of these disorders is similar.

    Persons who suffer  from anxiety  and panic  disorder are  believed to  have
excess   activity  of   certain  neurons,  due   to  decreased   action  of  the
neurotransmitter GABA (gamma amino butyric acid). Current pharmacological treatments for anxiety and panic disorders include serotonin agonists such as BuSpar and benzodiazepines (such as Valium and Xanax). Serotonin agonists have been shown to have limited effectiveness in treating anxiety and are generally not effective in treating panic disorders. Although benzodiazepines help to regulate GABA in the brain, they may cause side effects such as sedation, hangover, dizziness, tolerance with continuing use and the potential for addiction. In addition, the sedative/hypnotic effects of benzodiazepines are increased by alcohol intake, potentially leading to serious side effects that may include coma.

    The Company believes that pagoclone works by increasing the action of the GABA neurotransmitter, thus reducing the excessive activity of certain neurons believed to be responsible for causing symptoms of anxiety and panic attacks. However, unlike benzodiazepines, preclinical studies indicate that pagoclone may be associated with reduced levels of drowsiness, lower addiction and withdrawal potential and less alcohol interaction.

    During 1995, the Company completed a multiple-dose Phase 1 safety study in the United Kingdom. Data from this study suggests there may be evidence of pagoclone's safety and absence of sedating side effects when administered at multiple doses well above the anticipated therapeutic dose. In 1996 the Company expects to begin Phase 2/3 trials of pagoclone in patients with panic disorders aimed at a longer-term safety and efficacy evaluation. The primary clinical endpoint of the trial is expected to be the frequency and intensity of panic attacks suffered by the patient.

    The Company licensed from Rhone-Poulenc Rorer exclusive worldwide rights to this compound, in exchange for licensing, milestone and royalty payments to Rhone-Poulenc Rorer.

MELATONIN-RELATED COMPOUNDS

    The Company is developing Melzone, a low-dose form of melatonin, a naturally occurring hormone, and IP 100-9, a novel compound with a chemical structure similar to melatonin, as sleep inducement aids. Melatonin is a hormone produced by the pineal gland that is believed to play a key role in regulating the body's circadian rhythm, or biologic clock. Research has shown that when a person's melatonin level is high, sleep is induced, and when it is low, wakefulness and vigilance are enhanced. Melzone is formulated with the dose believed to be appropriate to raise blood melatonin levels to normal nighttime levels, following which, these levels fall again each morning, consistent with a normal day-night rhythm in blood melatonin levels.

    Melatonin is believed to induce restful sleep while offering advantages over currently available sleeping aids, many of which have undesirable side effects, including amnesia, "hangover," deleterious alcohol interaction and addiction. Although melatonin is available, generally at much higher doses, as a dietary supplement in health food stores and other outlets, the Company believes that lower doses, which mimic normal nighttime levels, and which are manufactured in accordance with good manufacturing practices, can offer an innovative inducement of restful sleep with a reduced risk of adverse side effects that may be associated with high doses.

    Findings made by scientists at the Massachusetts Institute of Technology ("MIT") have demonstrated that orally administered, natural melatonin, taken at doses under one milligram, can effectively induce sleep in volunteers. Additional studies by a team of researchers in the United Kingdom have demonstrated also that low doses of melatonin can reduce the time required to fall asleep and improve the quality of sleep. Interneuron licensed from MIT a patent issued in September 1995 that covers the use of low-doses of melatonin for the induction of sleep, in exchange for royalties based on sales.

    The Company is currently formulating a commercialization strategy for Melzone to be marketed as a dietary supplement and the Company plans to conduct a regional test launch of the product in 1996. See "Government Regulation."

    With regard to IP 100-9, a patent was issued to Interneuron in April 1995 for a class of melatonin analogs that includes IP 100-9, under preclinical development as a prescription drug to be used as a novel sleeping aid. The analogs were synthesized through rational drug design computer modeling techniques, using naturally occurring melatonin as a lead compound.

OTHER CNS PRODUCTS

    The Company is also developing or evaluating for in-licensing or acquisition other products primarily to treat disorders of the central nervous system. For example, the Company is developing dihydrexidine, a dopamine agonist, as a treatment for the symptoms of Parkinson's disease, most likely as an adjunct to L-dopa therapy. Dopamine agonists interact with receptors on brain cells, thus enabling the body to exercise a certain type of muscle control normally made possible by the action of the neurotransmitter dopamine, the amount of which diminishes in the course of Parkinson's disease. In mid-1995 a Phase 1 clinical trial with the drug was initiated at the NIH in patients with Parkinson's disease. Although the Phase 1 trial is not complete, significant hypotension appears to be associated with a therapeutic dose. Further evaluations are on-going to determine whether a separation can be obtained between the therapeutic dose and the dose which is associated with hypotension.

THE SUBSIDIARIES

    The Company has established four subsidiaries to pursue the development of new products or core technologies outside the CNS field. The Company believes that maintaining separate organizations with their own employees, compensation plans, boards of directors, management and facilities improves the recruitment and retention of management with appropriate skills, encourages focused research and commercialization efforts, creates an entrepreneurial environment for employees and provides opportunities for separately financing new fields of development. The Company's goal is for its subsidiaries to establish independent operations and financing through public or private debt or equity financings, corporate alliances, mergers or other business combinations with Interneuron generally retaining an ongoing equity interest. The nature of any such transaction is expected to vary depending on the business and capital needs of each subsidiary and the stage of development of their respective technologies or products.

INTERCARDIA, INC.

    Intercardia is primarily engaged in developing therapeutics for the treatment of cardiovascular and pulmonary diseases. Intercardia's most advanced product candidate is bucindolol, a non-selective beta-blocker with mild vasodilating properties. Bucindolol is currently in Phase 3 clinical trials for treatment of congestive heart failure. Intercardia established a collaboration with Astra Merck to develop and commercialize bucindolol in the U.S. See "Principal Products and Products under Development -- Bucindolol" and "Subsidiary Agreements -- Intercardia Agreements."

    The following table sets forth the principal products under development by Intercardia.

PRODUCT           INDICATION              STATUS*    COMMERCIAL RIGHTS
- ----------------  ----------------------  ---------  ----------------------

Bucindolol        Congestive heart        Phase 3    Worldwide; twice-daily
                   failure                            formulation licensed
                                                      in U.S. to Astra
                                                      Merck

Antioxidant       Diseases associated     Preclinical Worldwide
 small molecules   with excess oxygen
                   free radicals
- ------------
 * See "Government Regulation."

    Intercardia's other program, conducted by its 61%-owned subsidiary, Aeolus Pharmaceuticals, Inc., ("Aeolus") is in the early stages of development and focuses on catalytic antioxidant small molecules. These compounds may have the potential to address diseases involving toxicities associated with excess oxygen free radicals and regulation of nitric oxide levels. These diseases include asthma, neonatal respiratory syndrome, adult respiratory distress syndrome and stroke.

    In September 1994, Intercardia acquired 80% of CPEC which has exclusive worldwide rights to bucindolol for the treatment of congestive heart failure.The purchase price for the 80% of CPEC consisted of (i) 170,000 shares of Interneuron's Common Stock, (ii) payments to shareholders of CPEC and other related expenses and assumed liabilities totaling approximately $1,100,000 and (iii) future issuances of 150,000 shares of Interneuron's Common Stock (subject to adjustment) based on achieving the milestones of filing an NDA and receiving an approval letter from the FDA for bucindolol. In January 1996, Interneuron acquired the remaining 20% of CPEC not owned by Intercardia by issuing an aggregate of 342,792 shares of Interneuron Common Stock to the former CPEC minority stockholders. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


    Intercardia's strategy is to develop and add value to in-licensed products and to enter into collaborations or licensing agreements with corporate partners for product development, commercialization, manufacturing and marketing. Intercardia may implement its expansion strategy by establishing additional subsidiaries for targeted development programs. Intercardia expects to seek additional corporate collaborations to fund the development and commercialization of bucindolol outside the U.S. and other product candidates.

    Intercardia completed its initial public offering in February 1996, resulting in net proceeds of approximately $35,000,000 including Interneuron's purchase of $5,000,000 of the Intercardia IPO. As of April 30, 1996, the Company owned approximately 60% of the outstanding securities of Intercardia, and 53% on a fully-diluted basis. In certain circumstances, Interneuron has the right to purchase additional shares of Intercardia common stock at fair market value to provide that Interneuron's equity ownership in Intercardia does not fall below 51%. See "Use of Proceeds." Interneuron also owns 20% of CPEC, Intercardia's 80%-owned subsidiary. Clayton I. Duncan is the President and Chief Executive Officer of Intercardia, which had 12 employees as of March 31, 1996.

PROGENITOR, INC.

    Progenitor is engaged in research and development of a group of related, proprietary research technologies in developmental biology, functional genomics and gene delivery, aimed at the discovery of gene and cell-based therapeutic drug leads, initially intended for the treatment of cancer and degenerative diseases associated with aging. Progenitor targets stem cell sources from early developmental tissues to discover novel genes, receptors and growth factors. It employs models that control gene expression to define the biological function of significant gene discoveries for product leads in tissue growth, regulation and repair.

    The following table sets forth the principal research and development programs, and potential product applications under development by Progenitor.


RESEARCH AND DEVELOPMENT    POTENTIAL PRODUCT
PROGRAMS                    APPLICATIONS                STATUS*    COMMERCIAL RIGHTS
- --------------------------  --------------------------  ---------  --------------------------
Novel growth factors and    Leptin receptor gene and    Research   Worldwide
 receptors                   protein variants: drug
                             development targets for
                             blood disorders, obesity,
                             fertility
                            DEL-1 blood vessel gene     Research   Worldwide
                             and protein variants:
                             cancer therapy and
                             imaging
                            Red blood cell stimulating  Research   Worldwide; licensed to
                             activity: growth factor                Novo Nordisk/
                             for blood and immune                   Zymogenetics; certain
                             system disorders                       rights retained by
                                                                    Progenitor
Nonviral gene delivery      Nonviral gene vector:       Preclinical Worldwide, licensed 11
 systems                     treatment of solid                     constructs to Chiron;
                             tumors, immunization                   certain rights retained
                                                                    by Progenitor
Stem cells                  Developmentally-early       Research   Worldwide
                             endothelial cells:
                             cardiovascular diseases,
                             cell and gene therapies,
                             functional genomics
                             research
- --------------
* See "Government Regulation."

NOVEL RECEPTORS AND GROWTH FACTORS

    Progenitor is engaged in identifying and isolating novel members of the hematopoietin family of receptors (proteins that span the cell membrane and convey signals within the receiving cell) and growth factors critical in the maturation of early-stage cells (stem cells) into mature cells of the blood and immune system, and other cells and tissues.


    Progenitor has isolated, cloned and sequenced the gene for a novel human hematopoietin receptor, a leptin receptor, which may play a role in obesity, blood cell growth, diabetes and fertility, and which may be a drug target. Progenitor has filed patent applications covering the gene and several isoforms of this receptor and their potential uses. Progenitor has also obtained rights to and helped identify a gene known as DEL-1, which expresses a protein that may play a central role in the early development and growth of blood vessels. Progenitor continues to apply its screening technology to identify new receptors with distinguishing characteristics. Progenitor is in the process of purifying and characterizing a novel red blood cell stimulating activity produced by murine yolk-sac derived stem cells. See "Patents and Proprietary Rights."



    In May 1995, Progenitor and ZymoGenetics, Inc., a subsidiary of Novo Nordisk A/S ("ZymoGenetics"), entered into an agreement pursuant to which ZymoGenetics would gain access to two proprietary therapeutic growth factor projects that address early development of the hematopoietic system and may have potential therapeutic applications in the treatment of cancer and diseases of the blood and immune systems. See "Subsidiary Agreements -- Progenitor Agreements."


GENE DELIVERY

    Progenitor has acquired and is developing a number of gene therapy vectors, or delivery systems, that are being investigated for their use in the treatment of a broad range of conditions. Vectors under development by Progenitor include a nonviral, cytoplasmic vector.


    In March 1995, Progenitor and Chiron signed an agreement to collaborate in the development and commercialization of this nonviral gene delivery and expression system through which Progenitor licensed to Chiron certain exclusive manufacturing and marketing rights to a technology potentially applicable to a number of therapeutic and vaccine products for certain disorders and diseases. Progenitor retains all rights to product applications of the technology that are not specifically included in the agreement. The two companies will jointly continue development of Progenitor's lead gene therapy product for the treatment of solid-tumor cancers. See "Subsidiary Agreements -- Progenitor Agreements" and "Patents and Proprietary Rights."


STEM CELLS


    Progenitor has developed proprietary methods to isolate, culture and characterize murine and human yolk-sac stem cells, which are early stage cells that can reproduce and differentiate into more mature kinds of cells. Progenitor has derived certain cells from the yolk-sac which are believed to be the precursors of cells responsible for formation and function of the cells that line the blood vessels and the heart (endothelial cells).


    In November 1994, Progenitor was awarded a competitive three year grant through the Advanced Technology Program of the U.S. Department of Commerce. The grant was awarded to support the development of novel treatments for cardiovascular diseases based on the Company's proprietary cell-based technologies.


    Progenitor has licensed from Ohio University the exclusive worldwide rights to a patent and patent applications relating to yolk-sac stem cells and related technologies in exchange for royalties based on sales and an equity investment in Progenitor. See "Patents and Proprietary Rights."


    Douglass B. Given, M.D., Ph.D. is Progenitor's President and Chief Executive Officer. As of March 31, 1996, Progenitor had 25 full-time employees. As of April 30, 1996, Interneuron owned approximately 77% of the outstanding securities of Progenitor.

TRANSCELL TECHNOLOGIES, INC.

    Transcell is engaged in the development of new pharmaceutical products using core technologies in the field of carbohydrate chemistry. Transcell's core technologies are directed toward (i) drug discovery based on the combinatorial synthesis of chemical libraries of carbohydrate compounds known as oligosaccharides, and (ii) the development of new carrier compounds for the delivery of a wide variety of drugs, including gene-based therapeutics, across mucosal membranes and into cells. See "Subsidiary Agreements."

    The following table sets forth the principal applications under development by Transcell.

                                       POTENTIAL                            COMMERCIAL
CORE TECHNOLOGY                        APPLICATION     STATUS*                RIGHTS
- -------------------------------------  --------------  -------------------  -----------
Combinatorial carbohydrate chemistry   Drug discovery  Research              Worldwide
 method for synthesis and library
 development of oligosaccharides and
 glycoconjugates

Novel non-viral compounds for          Non-viral gene  Preclinical,          Worldwide
 transporting DNA across cell           delivery        Research
 membranes

Compounds for trans-membrane drug      Drug transport  Preclinical,          Worldwide
 transport (Transphores)                                Research
- ------------------------
*See "Government Regulation."

COMBINATORIAL CHEMISTRY

    The synthesis technology under development by Transcell involves methods of synthesizing carbohydrate molecules, known as oligosaccharides, for therapeutic use. Oligosaccharides are present on all cell surfaces and, in different configurations, are integral to almost all inter-cellular activities. Transcell's technology is also directed toward adding carbohydrate components to existing molecules to make glycoconjugates to improve the overall efficacy and toxicity profile of the parent compound. Transcell believes its novel synthesis technology may reduce the obstacles associated with traditional methods for making carbohydrates, such as lack of specificity, low yields and relatively long production periods, thereby producing oligosaccharides and glycoconjugates more efficiently and in fewer steps.

    Transcell is applying this technology to produce libraries of oligosaccharides and glycoconjugates for screening as drug candidates, through the synthesis of both carbohydrates directed to a specific therapeutic target and random libraries of carbohydrates. See "Patents and Proprietary Rights."

GENE THERAPY

    Transcell has synthesized a series of novel compounds which may permit the transport (transfection) of DNA or antisense molecules into cells without the use of a virus-based delivery mechanism, and is evaluating this technology in delivering DNA, including genes and antisense molecules, to diverse therapeutic targets, as an alternative to viral gene delivery methods. See "Patents and Proprietary Rights."

DRUG TRANSPORT

    Transcell is developing a family of "carrier" compounds known as Transphores, which deliver therapeutic compounds across biological membranes that are impermeable to certain molecules, including proteins, peptides and other small molecule drugs, thereby increasing the bioavailability of therapeutics that are based on such compounds. Transcell is also targeting Transphores for the extensions of the proprietary position of existing FDA approved drugs coming off patent. See "Patents and Proprietary Rights."

    Glenn L. Cooper, M.D., is the acting President and Chief Executive Officer of Transcell; a search for a full-time president and chief executive officer is in process. Transcell had 21 employees as of March 31, 1996. As of April 30, 1996, Interneuron owned approximately 78% of the outstanding securities of Transcell (on an as converted basis).

INTERNUTRIA, INC.

    In April 1995, Interneuron formed InterNutria to develop and market nutritional products, including those which had been under development by Interneuron, for the dietary management of medical and non-medical conditions. InterNutria's product strategy is based on initial research conducted at MIT which examined the connection between food, behavior and the brain, and how modifications of food intake can enhance the synthesis and release of certain neurotransmitters and thus enhance control over behavior, performance and disease states.

    The following table sets forth the principal products under development by InterNutria.

USE                                      PRODUCT         STATUS*                RIGHTS
- ---------------------------------------  --------------  -------------------  ----------

Dietary supplement for pre-menstrual     PMS Escape      Regional test        Worldwide
 syndrome                                                 launch in progress

Dietary supplement for enhancement of    Boston Sports   Regional test        Worldwide
 athletic performance and reduction of    Supplement      launch expected in
 fatigue                                                  1996
- ------------------------
* See "Government Regulation."

    InterNutria's strategy is to acquire and commercialize proprietary nutritional products that are clinically evaluated but which are not expected to be regulated by the FDA as drugs, for dietary management of physiological processes. InterNutria is expected to have a consumer-oriented commercialization focus.


    In November 1995, InterNutria acquired from Walden technology, including a patent application and know-how, from Walden relating to its first potential product, PMS Escape, in exchange for $2,400,000, payable in two installments of Interneuron Common Stock, the first in late 1996 and the second in late 1997, at the then-prevailing market price. Certain affiliates of Interneuron are or were stockholders of Walden, but will not receive any of the purchase price.


    PMS Escape, a dietary supplement for women with pre-menstrual syndrome, is a beverage which contains a special formulation of natural carbohydrates specifically designed to increase serotonin levels. InterNutria is conducting a regional test launch of PMS Escape in New England, where the product is available at certain large retailers, while continuing clinical evaluation of the product. Depending upon the results of the test launch (which is expected to be completed during 1996), ongoing clinical evaluation and the availability of sufficient funds, the Company will determine whether to commence commercial launch of PMS Escape beyond the New England region. InterNutria currently has a four-person sales force, retained on a contract basis, targeting obstetricians and gynecologists. Broader commercial marketing, including distribution and order fulfillment, is similarly expected to be conducted on a contract basis.

    InterNutria is also developing Boston Sports Supplement as a dietary supplement for enhancement of athletic performance and reduction of fatigue. InterNutria is currently engaged in pre-marketing activities, and intends to conduct a regional test launch of Boston Sports Supplement in 1996.

    James F. Pomroy is the Chairman and Lewis D. Lepene is the President and Chief Executive Officer of InterNutria, which had 5 employees as of March 31, 1996. As of April 30, 1996, the Company owned 100% of the outstanding Common Stock of InterNutria.

MARKETING AND SALES

    In general, the Company intends to rely primarily on third parties for marketing products requiring broad marketing capabilities and for overseas marketing. However, the Company expects to conduct certain marketing activities in the U.S. directly to selected groups of physician specialists. Such activities may include a combination of educational programs to professional audiences, sales force activities or direct advertising and promotion.

    The Company has sublicensed to AHP exclusive marketing rights to Redux, while retaining co-promotion rights. The Company will rely on AHP, a leading pharmaceutical company, to target the broad obesity market and for distribution and advertising and promotional activities. See "Collaborative Agreements -- Marketing Agreements -- AHP Agreements." The Company is also developing an approximately 30-person sales force to promote Redux to certain endocrinologists, diabetologists, bariatricians and weight management specialists. Although the agreement has not been finalized, it is expected that AHP will reimburse a portion of the Company's cost relating to the sales force and Interneuron will be entitled to varying percentages of the profit from Redux sales generated by the Company's sales force. The Company's Redux sales force would be required to promote only Redux for the subsidized period but may eventually market other products aimed at the targeted physician groups.

    In the event FDA approval of citicoline is obtained and assuming sufficient funds are available, the Company currently intends to expand its sales force and develop a marketing organization to market citicoline to neurologists and related specialists.

    Intercardia established a collaboration with Astra Merck under which Astra Merck agreed to conduct sales and marketing of bucindolol in the U.S., with Intercardia retaining co-promotion rights. See "Subsidiary Agreements -- Intercardia Agreements."

    Progenitor established a collaboration with Chiron to develop and commercialize Progenitor's gene therapy technology in selected cancer fields and for certain cardiovascular disorders and infectious diseases, for which Chiron has certain exclusive manufacturing and marketing rights. Chiron agreed to supply clinical and commercial manufacturing for any products resulting from the collaboration and would be a preferred manufacturer for the product fields retained by Progenitor.

    Progenitor also established a collaboration with ZymoGenetics relating to two proprietary therapeutic growth factor projects that address early development of the hematopoietic (blood-cell formation) system and may be valuable in cancer therapy and as treatments for diseases of the blood and immune systems. ZymoGenetics has the right to manufacture and market, on an exclusive worldwide basis, any products developed from this collaboration. See "Subsidiary Agreements -- Progenitor Agreements."

    InterNutria is currently test-launching PMS Escape. Depending upon the results of the test launch (which is expected to be completed during 1996), ongoing clinical evaluation and the availability of sufficient funds, the Company will determine whether to commence commercial launch of PMS Escape beyond the New England region.

    The Company expects that it will continue to seek to enter into collaborative arrangements with pharmaceutical and other companies for the commercialization of products requiring broad marketing capabilities and for overseas marketing. These collaborators are generally expected to be responsible for funding or reimbursing all or a portion of the development costs, including the costs of clinical testing necessary to obtain regulatory clearances and for commercial scale manufacturing. These collaborators are expected to be granted exclusive or semi-exclusive rights to sell specific products in particular geographic territories in exchange for a royalty, joint venture, equity investments, co-marketing or other financial interest. Such collaborative arrangements could result in lower revenues than if the Company markets a product itself.

    In the event the Company determines to establish its own manufacturing or marketing capabilities, it will require substantial additional funds, manufacturing facilities and equipment, and personnel. See "Risk Factors -- Risks Relating to Managing Growth."

MANUFACTURING AND SUPPLY


    The   Company   does  not   intend   to  establish   internal  manufacturing
capabilities, and has entered into manufacturing and supply agreements to provide production capability for its products.


    The Company is required to purchase from Servier for five years from commercial introduction, all requirements of dexfenfluramine bulk chemical for incorporation into the finished dosage formulation. In November 1995, Interneuron entered into a contract manufacturing agreement with Boehringer Ingelheim for the production of commercial scale quantities of the finished dosage formulation of Redux, in capsule form. Boehringer Ingelheim agreed to process active material supplied by Servier, encapsulate and package the finished product. The Company is required to purchase specified minimum quantities of capsules from Boehringer Ingelheim, which is the only manufacturer of Redux identified in the NDA. However, the Company's agreement with Boehringer Ingelheim expires in December 1998, at which time a second source must be qualified to ensure no interruption in supply. AHP has advised the Company that it intends to assume manufacturing of Redux prior to expiration of that agreement. In the event Servier or Boehringer Ingelheim are unable to satisfy the Company's product requirements on a timely basis or are prevented for any reason from manufacturing dexfenfluramine or Redux finished product, the Company would likely be unable to secure any alternate supplier or manufacturer without materially adverse disruption and substantially increased cost, which would materially adversely affect the Company's business. The Company is unable to predict whether product inventory will be sufficient to meet demand. See "Collaborative Agreements -- Licensing/Manufacturing and Supply Agreements."

    Supplies of citicoline and bucindolol used for clinical purposes have been produced on a contract basis by third party manufacturers.

    A steering committee consisting of representatives of Intercardia and Astra Merck is selecting a third party manufacturer for bucindolol.

COMPETITION

    The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. Many companies, including major pharmaceutical companies and specialized biotechnology companies are engaged in activities similar to those of the Company. Many of the Company's competitors have substantially greater financial and other resources, larger research and development staffs and greater experience than the Company in preclinical testing, human clinical trials and other regulatory approval procedures.

    Redux may be subject to substantial competition. The Company is aware that BASF AG has filed an NDA for sibutramine, a serotonin and noradrenaline re-uptake inhibitor, to treat obesity. Roche Holdings Ltd. is developing a drug (Orlistat) to block fat absorption that is in Phase 2 clinical trials, and Neurogen Corporation has filed an IND for an anti-obesity drug, NGD 95-1, for which clinical trials are expected to begin in 1996. AHP also sells fenfluramine under the brand name Pondimin to treat obesity. There can be no assurance that Redux, which is expected to be priced higher than Pondimin, will achieve greater market acceptance than or replace sales of Pondimin. AHP also has an anti-obesity compound which the Company believes is in Phase 2 clinical trials. In addition, other drugs and technologies relating to the treatment of obesity are in earlier stages of development.

    Competitive factors may include the relative price of competitive drugs, which will be a function to some extent of the dosage required for effectiveness as well as the perceived safety and effectiveness of the drugs and the relative side effects profile. In addition, generic or other competitive drugs may be introduced in the U.S. if FDA approval is obtained, particularly once the use patent expires. These drugs can be expected to be available at a significantly lower price than Redux, especially due to the minimum royalties and fixed price provisions to which the Company is subject.


    There are currently no FDA approved drugs with an indication for the treatment of stroke. However, there are a number of drugs in clinical trials pursuing such an indication and Genentech, Inc. has filed a PLA for the use of t-PA as a treatment for stroke. An advisory committee of the FDA has been scheduled to meet on June 6, 1996 to consider the approvability of t-PA to treat acute ischemic stroke. The Company also believes an NDA may have been filed (or may soon be filed) for the use of a compound, which is believed to act as a free radical scavenger, to treat stroke.


    The cardiovascular drug market is highly competitive with many drugs marketed by major multi-national drug companies having substantially greater technical, marketing and financial resources than Intercardia. In particular, carvedilol, a non-selective beta-blocker with vasodilating properties is owned by Boehringer Mannheim GmbH and licensed in the U.S. and certain other countries to SmithKline Beecham. Since 1991, carvedilol has been approved as a treatment for hypertension in several European countries and in September 1995, it was approved by the FDA for commercial marketing in the U.S. as a twice-daily treatment for hypertension. In February 1995, the Phase 3 studies of carvedilol for treatment of congestive heart failure were stopped early due to carvedilol's unexpected effect in reducing mortality. In November 1995, SmithKline Beecham submitted data to the FDA to supplement its hypertension NDA for carvedilol to cover the treatment of congestive heart failure. An advisory committee of the FDA which met on May 2, 1996 recommended against the approval of carvedilol to treat congestive heart failure. In the event that carvedilol receives approval for marketing as a treatment of congestive heart failure prior to bucindolol, the patient enrollment rate of the BEST study could be adversely affected and SmithKline Beecham could have a marketing advantage. In addition, beta-blockers have not historically been accepted by the medical community to treat congestive heart failure and substantial educational efforts may be required to convince physicians of the therapeutic benefits of bucindolol notwithstanding its action as a beta-blocker. The Company is also aware of other drugs under development for the treatment of heart failure.

    Many companies are engaged in research and development of products, technologies and therapies similar to those being pursued by the Company. There can be no assurance that research and development by others will not render the Company's potential products obsolete or uneconomical or result in treatments or cures superior to any therapy developed by the Company or that any therapy developed by the Company will be preferred to any existing or newly developed technologies. Other companies may succeed in developing and commercializing products earlier than the Company that are safer and more effective than those proposed to be developed by the Company. Further, it is expected that competition in these fields will intensify. Colleges, universities, governmental agencies and other public and private research organizations continue to conduct research and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed, some of which may be directly competitive with that of the Company. In addition, these institutions may compete with the Company in recruiting highly qualified scientific personnel. The Company expects technological developments in its fields of research and development to occur at a rapid rate and expects competition to intensify as advances in these fields are made. Accordingly, the Company will be required to continue to devote substantial resources and efforts to research and development activities.

    The Company does not have the resources and does not intend to compete directly with major pharmaceutical companies in drug manufacturing and marketing, except for certain neuropharmaceutical and nutritional products and food related products which the Company may directly market in the U.S. In the event the Company seeks to market any products directly, it will compete with companies with well-established distribution networks and market position. See "Marketing and Sales," "Manufacturing and Supply" and "Government Regulation."

COLLABORATIVE AGREEMENTS

MARKETING AGREEMENTS

    AHP AGREEMENTS

    In November 1992, the Company entered into the AHP Agreements, as subsequently amended, which granted American Cyanamid Company the exclusive right to manufacture and market dexfenfluramine in the U.S. for use in treating obesity associated with abnormal carbohydrate craving, with Interneuron retaining co-promotion rights. In 1994, AHP acquired American Cyanamid Company. The agreement is for a term of 15 years commencing on the date dexfenfluramine is first commercially introduced by AHP, subject to earlier termination.

    Under the AHP Agreements, through March 31, 1996, the Company received $4,500,000 in milestone payments, $3,500,000 in equity investments and approximately $1,700,000 in research and development funding. In connection with the April 1996 receipt of FDA marketing clearance for Redux, the Company is entitled to an additional $500,000 milestone payment. As of May 30, 1996, AHP owned shares of Interneuron Preferred Stock convertible into an aggregate of 622,222 shares of Common Stock. See "Description of Securities." AHP is obligated to make additional payments and purchase additional shares of preferred stock pursuant to the AHP Agreements upon the achievement of specified milestones, including descheduling of dexfenfluramine or the achievement of specified levels of net sales if dexfenfluramine is not descheduled. AHP is also responsible for reimbursing the Company for certain expenditures related to clinical development, Phase 4 studies and market surveillance for abuse potential.


    The AHP Agreements provide for base royalties to the Company of 11.5% of AHP's net sales (equal to the royalty required to be paid by the Company to Servier) and for additional royalties, ranging from a minimum of 5% of the first $50 million of net sales if dexfenfluramine is not descheduled to a maximum of 12% of net sales over $200 million if dexfenfluramine is descheduled and the Company does not manufacture the finished dosage formulation of dexfenfluramine (subject to 50% reduction if generic drug competition exceeds a 10% market share percentage in two consecutive quarters).

    Interneuron also agreed to sell to AHP and AHP agreed to purchase from Interneuron for five years from commercial introduction of Redux all of AHP's requirements for dexfenfluramine in bulk chemical form at a purchase price equal to the price required to be paid by Interneuron to Servier. The Company and AHP agreed to confer with respect to the allocation of the obligation to manufacture Redux capsules between themselves and third parties and AHP approved Boehringer Ingelheim as a third party supplier.

    AHP has the right to terminate its sublicense at any time prior to its first commercial sale of dexfenfluramine or, upon 12 months notice to Interneuron, after such first commercial sale. The AHP Agreements provide that Servier has the right to withdraw its consent to the sublicense in the event that any entity acquires stock in AHP sufficient to elect a majority of AHP's Board of Directors or otherwise obtains control of AHP, provided that no such termination shall occur if AHP or its successor achieves minimum net sales of $75 million in the first marketing year or $100 million thereafter or pays Servier amounts it would have been entitled to if AHP had achieved such minimum net sales. Servier consented to the AHP acquisition of American Cyanamid Company.

    AHP may continue to market Pondimin but agreed that so long as Redux remains commercially viable, AHP will differentiate Redux for promotional and marketing purposes and will not promote or market Pondimin or any other product for the anti-obesity indication which competes directly with Redux in a manner which negatively affects the future market for Redux.


    The Company and AHP are finalizing an agreement relating to Interneuron's right to co-promote Redux. Although there can be no assurance that an agreement will be entered into, the discussions contemplate that Interneuron would promote Redux to endocrinologists, diabetologists, bariatricians and weight management specialists, subject to certain restrictions, and receive payments from AHP for a portion of the Company's actual costs for up to 33 salespersons during the first and second years. Interneuron would also be entitled to varying percentages of profit derived from sales generated by its sales force, after deducting costs, including royalties to Interneuron, and Interneuron's proportionate share of advertising and promotion costs. Total payments to Interneuron for salesforce payments and profit sharing would not exceed $10,000,000 per year. Interneuron would also agree, if requested by AHP, to promote other products of Wyeth-Ayerst that fit within the physician specialists targeted by Interneuron's sales force. Interneuron would also agree that its Redux sales force would not promote another company's product without AHP's consent, under certain conditions. The co-promotion agreement could be terminated by AHP under certain conditions, including if sales generated by Interneuron do not exceed a specified level per year. Interneuron would be able to terminate the arrangement at any time on six month's notice.

LICENSING/MANUFACTURING AND SUPPLY AGREEMENTS

    SERVIER AGREEMENTS

    The Servier Agreements, entered into in February 1990 and as subsequently amended, grant the Company an exclusive right to market dexfenfluramine in the U.S. to treat obesity associated with abnormal carbohydrate craving for a term of 15 years from the date dexfenfluramine is first marketed in the U.S. The agreements provide for royalties of 11.5% of net sales, with minimum royalties based on the achievement of specified net sales. The license includes rights to Servier's trademark Redux. The Servier Agreements require launch of the product within six months after an approval letter from the FDA is obtained.

    Servier has the right to terminate the license agreement upon the occurrence of certain events, including a sale or transfer of a substantial part of the Company's assets or a majority of its stockholdings (other than in connection with a public offering), an acquisition by any party (other than existing stockholders or their affiliates as of the date of the Servier Agreements) of a 20% beneficial interest in the Company, or if the Company manifests an intent to market a substantially similar pharmaceutical product.

    An affiliate of Servier has agreed to supply the Company with, and the Company has agreed to purchase, all of the Company's bulk chemical requirements for dexfenfluramine for incorporation into the finished dosage formulation, subject to provisions for alternate supply if the Company's requirements cannot be satisfied. The purchase price is fixed, subject to annual increases to cover production costs. The supply agreement is for a term expiring five years from the date of commercial introduction of dexfenfluramine, and is automatically extended for an additional five-year term, subject to provisions for termination for a third party supplier under certain conditions.

    BOEHRINGER INGELHEIM AGREEMENT

    In November 1995, Interneuron entered into an exclusive manufacturing agreement with Boehringer Ingelheim under which Boehringer Ingelheim agreed to supply, and Interneuron agreed to purchase from Boehringer Ingelheim, all of its requirements for dexfenfluramine capsules. The contract, which expires December 31, 1998, contains certain minimum purchase and insurance commitments by Interneuron and requires conformance by Boehringer Ingelheim to the FDA's GMP regulations. The agreement provides for Interneuron to be able to qualify a second source manufacturer under certain conditions.

    FERRER AGREEMENT

    In January 1993, the Company entered into a license and supply agreement with Ferrer granting the Company the exclusive right to make, use and sell any products or processes developed with respect to patent rights relating to the use of citicoline in exchange for an up-front license fee to be credited against royalties based on sales. The Company's license includes patent and know-how rights in the U.S. and know-how rights in Canada, and is for a period coextensive with Ferrer's license from MIT. The underlying U.S. patent expires in 2003. See "Patents and Proprietary Rights." The agreement also provides that Ferrer shall, subject to certain limitations, be the exclusive supplier at a fixed price of raw materials required for the manufacture of any product developed under such patent rights.

    RHONE-POULENC RORER AGREEMENT

    In February 1994, the Company licensed from Rhone-Poulenc Rorer exclusive worldwide rights to pagoclone, a patented compound, for use as an anti-anxiety drug, together with related know-how, in exchange for license fees, milestone payments and royalties based on sales.

    ELAN AGREEMENT

    In September 1993, the Company licensed to Elan, exclusive worldwide rights to manufacture and market a food for use by patients with Parkinson's Disease, including patent rights and related know-how, in exchange for a $5,400,000 advance royalty and running royalties of 5% based on product sales. The advance royalty will be credited against 2% of running royalties until recovered. The license includes two U.S. patents, one U.S. patent application, and corresponding foreign patents and patent applications and terminates on the last to expire of these patent rights.

    MIT LICENSES

    In March 1994, the Company entered into a license agreement with MIT granting the Company an exclusive worldwide license to a number of patent rights and related technology, including a patent covering a low-dose formulation of melatonin for use in inducing sleep, in exchange for an initial license fee and royalties based on sales.

    The Company also licensed from MIT in February 1992, upon exercise of a May 1989 option, a number of other patent rights in exchange for a license fee and royalties based on sales (the "MIT License"). The MIT License covers a number of U.S. patents and foreign counterparts and any related improvements (subject to certain exclusions), with respect to which Richard Wurtman, M.D. was the inventor or co-inventor. The Company's license is exclusive for the first 12 years following commercialization of an individual licensed product. The patents underlying the MIT License expire at various times commencing in 1997.

    The MIT License includes a patent covering the use of a choline source to reduce fatigue caused by intense exercise. This license is subject to, and limited by, a license previously granted by MIT to another company, which licensed two U.S. patents relating to the use of lecithin in capsule, granular or liquid form (but not in food form or as part of a prescription drug) for raising blood choline levels. As the Company expects Boston Sports Supplement to be in a food form (e.g., a drink), it does not believe this license will materially restrict its ability to market this proposed product. Although the Company believes this product will be considered a food or a dietary supplement, there can be no assurance that the FDA will not regulate it as a drug, thereby requiring the filing and approval of an NDA.

SUBSIDIARY AGREEMENTS

INTERCARDIA AGREEMENTS

    ASTRA MERCK AGREEMENT

    In December 1995, Intercardia entered into the Astra Merck Collaboration, a development and marketing collaboration and license agreement with Astra Merck which provides for the development, commercialization and marketing of a twice-daily formulation of bucindolol for the treatment of congestive heart failure in the U.S. Under the terms of the agreement, Astra Merck made a $5,000,000 initial payment to Intercardia and agreed to fund up to $15 million of development expenses, including Intercardia's costs related to the BEST study and certain marketing and manufacturing costs for bucindolol in the U.S. Astra Merck agreed to market bucindolol, with Intercardia retaining certain co-promotion rights. Astra Merck may terminate the Astra Merck Collaboration at any time in order to enter into a contract relating to or to launch a competing product if it first makes a payment to Intercardia. If the termination occurs more than five years after FDA approval of an NDA for bucindolol, no payment would be required.

    The agreement calls for Intercardia to receive additional payments based upon milestones related to FDA approval and the achievement of specified levels of sales. Astra Merck agreed to pay the Company $5,000,000 within 10 days of the grant by the FDA of marketing approval for a twice-daily formulation of bucindolol, unless such an approval has previously been granted for another beta-blocker based upon a reduction in heart failure mortality claims. Intercardia is entitled to royalties of 15% of the first $110 million per year in net sales and 30% of yearly net sales above $110 million, adjusted for inflation. Intercardia is committed to reimburse Astra Merck $10,000,000 in December 1997 and, through the first 12 months of commercial sales, to reimburse one-third of the launch costs up to $11 million. In the event Intercardia does not make these payments, the royalty rate declines to 7% of net sales. Intercardia retained U.S. rights to a once-daily formulation of bucindolol, as well as rights for all formulations of bucindolol outside of the U.S.

    BRISTOL-MYERS SQUIBB AGREEMENT

    Through CPEC, Intercardia has an exclusive worldwide license to bucindolol from Bristol-Myers Squibb for pharmaceutical therapy for congestive heart failure and left ventricular function. The license requires the Company to conduct all appropriate and necessary clinical trials and to take all actions that are reasonably necessary for the preparation and filing of an NDA and a comparable application in at least one Western European country. Intercardia is obligated to pay royalties on net product sales during the term of the bucindolol license, and must pay all or a portion of patent prosecution, maintenance and defense costs. Intercardia may terminate the bucindolol license on a country-by-country basis by written notice to Bristol-Myers Squibb, and either party may terminate the bucindolol license upon a breach by the other party which remains uncured for 60 days after receipt of written notice thereof. Unless so terminated, the bucindolol license continues, with respect to each country, until the patent on bucindolol issued in that country expires or has been found invalid, or, if later, 15 years after first commercial sale of bucindolol (subject to two five-year renewals at Intercardia's option).

    DUKE LICENSE

    In July 1995, Aeolus, Intercardia's 61% subsidiary, obtained from Duke University ("Duke") an exclusive worldwide license (the "Duke License") to products using catalytic antioxidant small molecule technology and compounds. The Duke License also provides the Company a 180-day option and negotiation period to license certain future discoveries in the field of antioxidant research.

    The Duke License requires Aeolus to use its best efforts to diligently pursue development of products using the licensed technology and compounds and to have the licensed technology cleared for marketing in the U.S. by the FDA and other countries. Duke was issued 6.7% of the outstanding shares of Aeolus common stock in connection with the Duke License. Aeolus will pay royalties to Duke on net product sales and milestone payments upon the occurrence of certain events.

PROGENITOR AGREEMENTS

    CHIRON AGREEMENT

    In March 1995, Progenitor entered into an agreement with Chiron to collaborate in the development and commercialization of part of Progenitor's gene therapy technology. The agreement establishes a research and development collaboration between Progenitor and Chiron in selected cancer fields, and licenses to Chiron proprietary vector technology applicable to a number of therapeutic and vaccine products for certain cancers, cardiovascular disorders and infectious diseases, for which Chiron gains certain exclusive manufacturing and marketing rights. All rights to product applications of the technology that are not specifically included in the agreement are retained by Progenitor. The two companies will jointly continue development of Progenitor's lead gene therapy product for the treatment of solid-tumor cancers. Progenitor retains rights to co-invest and to participate in product revenues based on its contributions. Chiron will supply clinical and commercial manufacturing for the collaboration's products and would be a preferred manufacturer for the product fields retained by Progenitor. Upon execution of the agreement, Progenitor received an initial payment of $2,500,000, up to $750,000 of which is committed to share in certain start-up nonviral gene therapy manufacturing costs at Chiron. Under the agreement Progenitor received an additional $500,000 in January 1996 and may receive additional payments based upon the achievement of defined, mostly late-stage clinical development and regulatory milestones. The agreement encompasses a minimum of eleven potential products subject to the research and development collaboration that Chiron may take forward for clinical development. Progenitor would also receive royalties from commercial sales of any products resulting from the collaboration.

    NOVO NORDISK/ZYMOGENETICS AGREEMENT

    In May 1995, Progenitor and ZymoGenetics, a subsidiary of Novo Nordisk, entered into a research, development and commercialization agreement. Under the agreement, ZymoGenetics gained access to two proprietary therapeutic growth factor projects that address early development of the hematopoietic (blood-cell formation) system and may be valuable in cancer therapy and as treatments for diseases of the blood and immune systems. The initial stages of this agreement include the provision of scientific resources by ZymoGenetics for the development of these two projects. The first stage of one project was not successfully completed and the project was terminated by Progenitor. If the first stage of the second project, which is ongoing, is completed successfully, Progenitor could also receive license fees and additional payments contingent on achieving late stage development and regulatory approval milestones for each product. Progenitor would also receive royalties from commercial sales. ZymoGenetics has the right to manufacture and market, on an exclusive worldwide basis, products developed from this collaboration.

    OTHER PROGENITOR AGREEMENTS


    Progenitor entered into a license agreement and a sponsored research agreement with Ohio University in January 1992, as amended in October 1993. The license agreement grants Progenitor the exclusive worldwide license to patent and other rights to yolk-sac stem cells, gene therapy technologies, and related technologies in exchange for royalties based on net sales and an equity investment in Progenitor. One U.S. patent and one foreign patent have been issued, a notice of allowance has been issued for one U.S. patent application (relating to T7/T7 vector technology), and additional patent applications are pending in the U.S., and foreign countries. The research agreement requires Progenitor to fund specified levels of research and related expenses incurred by Ohio University, as well as any additional costs approved in advance by Progenitor.


    In connection with the foregoing agreements, Progenitor initially issued 5% of its equity to the Ohio University Foundation (the "Foundation"). In February 1996, the Foundation purchased an additional equity interest in Progenitor for $350,000 and, as of April 30, 1996 owned approximately 5.9% of Progenitor's outstanding capital stock. The Foundation has the right to purchase an additional 50,000 shares of Progenitor common stock (subject to adjustment in the event of stock splits or similar transactions) in the event of an initial public offering or merger or other similar corporate transaction involving Progenitor, at a price equal to 50% of the public offering price or merger consideration.

    The license agreement also contains certain requirements relating to the management and operations of Progenitor, including the nomination of two Ohio University designees to the Board of Directors of Progenitor.

    In February 1994, Progenitor licensed from Albert Einstein College of Medicine ("AECOM") certain gene therapy technology, including vectors for targeted gene delivery and any patent rights obtained thereon, in exchange for a license fee and royalties based on sales.

    In July 1995, Progenitor licensed from Vanderbilt University exclusive worldwide rights to a patent application covering the DEL-1 gene that may play a role in the development and growth of blood vessels. The gene was co-discovered by Progenitor and Vanderbilt. The license was granted in exchange for royalties based on sales.

TRANSCELL AGREEMENTS

    In January 1992 and October 1993, Transcell entered into license agreements with Princeton University ("Princeton") pursuant to which Transcell was granted exclusive worldwide licenses to specified patent applications and any patents that issue therefrom, including any derivative patent applications or patents that issue, relating to certain technology funded by Transcell and any licensed products, in exchange for an upfront license fee and royalties based on sales. The license agreements provide for Transcell to use its best efforts to commercialize the licensed products or processes, including satisfying milestones.

PATENTS AND PROPRIETARY RIGHTS

    The Company has rights to a number of patents and patent applications. Under the Servier Agreements, the Company has an exclusive license to sell dexfenfluramine in the U.S. under a patent covering the use of dexfenfluramine to treat abnormal carbohydrate craving, which has been sublicensed by the Company to AHP. The compound patent on dexfenfluramine, which was discovered by Servier, has expired. Use of dexfenfluramine for the treatment of abnormal carbohydrate craving was patented by Drs. Richard Wurtman and Judith Wurtman, consultants to the Company and directors of Interneuron and InterNutria, respectively. This use patent was assigned to MIT and licensed by MIT to Servier, and pursuant to the Servier Agreements, licensed to the Company. The Drs. Wurtman have advised the Company that, in accordance with MIT policy, they are entitled to 50% of the royalties received by MIT in connection with MIT's licensing of dexfenfluramine to Servier. This use patent expires in 2000 although the Company intends to apply for an extension of the expiration date by an amount of time determined in relation to the FDA regulatory review process (but in any event no longer than five additional years). However, there can be no assurance that the Company will receive any such patent term extension and, if available at all, the Company believes that such extension would be for no greater than two to three years. Upon expiration of the patent, generic drugs claiming the same use covered by the use patent may become available. Fenfluramine is already available in the U.S. for the treatment of obesity. See "Competition" and "Government Regulation."

    The compound citicoline is not covered by a composition of matter patent. The licensed U.S. patent covering the administration of citicoline to treat patients afflicted with conditions associated with the inadequate release of brain acetylcholine expires in 2003. As described in the licensed patent, the inadequate release of acetylcholine may be associated with several disorders, including the behavioral and neurological syndromes seen after brain traumas and peripheral neuro-muscular disorders including myasthenia gravis and post-stroke rehabilitation. The claim of the licensed patent, while being broadly directed to the treatment of inadequate release of brain acetylcholine, does not specifically recite the indications for which the IND has been filed. In addition to any proprietary rights provided by this patent, the Company expects to rely on certain marketing exclusivity regulations of the FDA. The Company has also filed a patent application relating to the use of citicoline to reduce the size of the area of the stroke, or infarct size.

    The U.S. composition of matter patent on bucindolol expires in 1997, prior to the anticipated launch of the product. Intercardia intends to pursue up to five years' market exclusivity under the Waxman-Hatch Act, although there can be no assurance such exclusivity will be obtained.

    Interneuron licensed from MIT a patent issued in September 1995 that covers the use of low-doses of melatonin for the induction of sleep, in exchange for royalties based on sales.

    With regard to IP 100-9, a patent was issued to Interneuron in April 1995 for a class of melatonin analogs that includes IP 100-9, under preclinical development as a prescription drug to be used as a novel sleeping aid.


    Progenitor has licensed from Ohio University one U.S. patent and two pending U.S. patent applications relating to stem cell technology and gene delivery technology (T7/T7) (and has received a notice of allowance relating to the gene delivery technology patent application), along with certain corresponding foreign patents and applications. Progenitor has also licensed from AECOM certain gene delivery technology, including any patent rights obtained thereon. In addition, Progenitor has filed two U.S. patent applications covering a novel hematopoietin receptor, a leptin receptor which may play a role in obesity, blood cell growth, diabetes and fertility, and which may be an important drug target. (Progenitor has also filed additional patent applications covering potential uses of the receptor.) The patent applications cover the receptor protein, the gene for the receptor, expression vectors and genetically engineered cells carrying the gene. The Company is aware that Millennium has filed a patent application based on the purported full-length sequence of the gene that encodes a receptor for leptin. Because Progenitor's corresponding international application was published in March 1996, whereas, to the Company's knowledge, an international application corresponding to Millenium's U.S. application has not yet been published, the Company believes that Progenitor's U.S. application was likely filed prior to that of Millenium. However, due to a lack of available information, the Company is unable to determine the priority of Progenitor's invention relative to that of Millenium's. There can be no assurance that the invention by Millenium will be accorded an invention date later than Progenitor's invention date, that any patent will issue to Progenitor or that a patent will not issue to Millenium or any other third party relating to a leptin receptor or to specific applications of the leptin receptor, including obesity. Any legal action against the Company or its strategic partners claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting the Company to potential liability for damages, require the Company or its strategic partner to obtain a license in order to continue to manufacture or market the affected products and processes. There can be no assurance that the Company or its strategic partner would prevail in any such action or that any license required under any such patent would be made available on commercially acceptable terms, if at all. The Company believes that there may be significant litigation in the industry regarding patent and other intellectual property rights relating to the leptin receptor or receptors. If the Company becomes involved in such litigation, it could consume a substantial portion of the Company's managerial and financial resources.

    Transcell has exclusive licenses under two U.S. patents assigned to Princeton relating to Transcell's drug transport technology. Transcell also has exclusive rights under domestic patent applications and their foreign counterparts relating to oligosaccharide synthesis/combinatorial chemistry, drug transport and gene therapy technologies, and Transcell has received a notice of allowance of a U.S. patent directed to aspects of Transcell's oligosaccharide synthesis/combinatorial chemistry. See "Subsidiary Agreements."

    There can be no assurance that patent applications filed by the Company or others, in which the Company has an interest as assignee, licensee or prospective licensee, will result in patents being issued or that, if issued, any of such patents will afford protection against competitors with similar technology or products, or could not be designed around or challenged. If the Company is unable to obtain strong proprietary rights protection of its products after obtaining regulatory clearance, competitors may be able to market competing products by obtaining regulatory clearance, through showing equivalency to the Company's product, without being required to conduct the lengthy clinical tests required to be conducted by the Company. The patent situation in the field of biotechnology generally is highly uncertain and involves complex legal, scientific and factual questions. To date, there has emerged no consistent policy regarding the breadth of claims allowed in biotechnology patents.

    Products being developed by the Company may conflict with patents which have been or may be granted to competitors, universities or others. Third parties could bring legal actions against the Company claiming patent infringement and seeking damages or to enjoin manufacturing and marketing of the affected product or process. If any such actions are successful, in addition to any potential liability for damages, the Company could be required to obtain a license, which may not be available, in order to continue to manufacture or market the affected product or use the affected process. The Company also relies upon unpatented proprietary technology and may determine in some cases that its interest would be better served by reliance on trade secrets or confidentiality agreements rather than patents. No assurance can be made that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to such proprietary technology or disclose such technology or that the Company can meaningfully protect its rights in such unpatented proprietary technology. The Company also intends to conduct research on other pharmaceutical compounds or technologies, the rights to which may be held by, or be subject to, patent rights of third parties and accordingly, if products based on such technologies are commercialized, they may infringe such patents or other rights.

GOVERNMENT REGULATION

    Most of the Company's products will require regulatory clearance prior to commercialization. The nature and extent of regulation differs with respect to different products. In order to test, produce and market certain therapeutic products in the U.S., mandatory procedures and safety standards, approval processes, and manufacturing and marketing practices established by the FDA must be satisfied.

    An IND application is required before human clinical use in the U.S. of a new drug compound or biological product can commence. The IND application includes results of preclinical studies evaluating the safety and efficacy of the drug and detailed description of the clinical investigations to be undertaken.

    Clinical trials are normally done in three phases. Phase 1 trials are concerned primarily with the safety and preliminary effectiveness of the product. Phase 2 trials are designed primarily to demonstrate effectiveness in treating the disease or condition for which the product is limited, although short-term side effects and risks in people whose health is impaired may also be examined. Phase 3 trials are expanded clinical trials intended to gather additional information on safety and effectiveness needed to clarify the product's benefit-risk relationship, discover less common side effects and adverse reactions, and generate information for proper labeling of the drug. The FDA receives reports on the progress of each phase of clinical testing, and may require the modification, suspension, or termination of clinical trials if an unwarranted risk is presented to patients.

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
    With certain exceptions, once clinical testing is completed, the sponsor can submit an NDA for approval of a drug or PLA for approval of a biologic. The FDA's review of an NDA or PLA is lengthy. In addition, an establishment license application is required to be filed with and approved by the FDA for the manufacturing facility for a biologic.

    The precise regulatory standards to which Progenitor's proposed products eventually will be held are uncertain due to the uniqueness of the therapies under development and the lack of regulatory policy associated with bone marrow transplantation. The Company assumes that Progenitor's therapeutic products will be subjected to clinical testing similar to that of a drug in addition to other FDA and international approval processes. The Company expects that the majority, if not all, of the therapeutic products developed by Progenitor will be classified by the FDA as biological products.

    It is possible that certain of the products being developed by Progenitor will be regulated by the FDA as drugs or as medical devices. The FDA approval process for medical devices differs from that for drugs or biologics but may also be expensive and time-consuming. Progenitor's activities may also be subject to guidelines established by the NIH relating to the transfer of recombinant DNA into humans. All such research, including clinical trials, must be approved by the NIH Recombinant DNA Advisory Committee.

    Under the Waxman-Hatch Act, a patent which claims a product, use or method of manufacture covering certain drugs and certain other products may be extended for up to five years to compensate the patent holder for a portion of the time required for research and FDA review of the product. Although Interneuron expects to apply for such protection for the use patent covering dexfenfluramine, it is unlikely to receive such an extension. The Waxman-Hatch Act also establishes periods of market exclusivity, which are various periods of time following approval of a drug during which the FDA may not approve, or in certain cases even accept, applications for certain similar or identical drugs from other sponsors unless those sponsors provide their own safety and effectiveness data. Under present regulatory interpretations, the longest period of market exclusivity (five years) may not be available to isomers, such as dexfenfluramine, of a previously approved drug (fenfluramine) whose active ingredient is a mixture of related isomers. The Company is asking the FDA to reconsider this interpretation and it is possible, but not likely, that dexfenfluramine may qualify for this five year period of exclusivity. However, the FDA will likely recognize at least three years of marketing exclusivity for dexfenfluramine such that generic drugs would not be eligible to compete in the marketplace for the first three years after the FDA has approved the marketing of dexfenfluramine.

    The Company believes that citicoline and bucindolol may be entitled to patent extension and to five years of market exclusivity, respectively, under the Waxman-Hatch Act. However, there can be no assurance that the Company will be able to take advantage of either the patent term extension or marketing exclusivity provisions or that other parties will not challenge the Company's rights to such exclusivity.

    Foods with health-related claims will be subject to regulation by the FDA as foods, medical foods, dietary supplements or drugs, and a product's classification will depend, in part, on its intended use as reflected in the claims for the product. If represented for use in the cure, mitigation, treatment or prevention of disease, the product will be regulated as a drug. If no such claims are made, the product may be regulated as a food, a medical food, or a dietary supplement. No explicit or implicit claim that "characterizes the relationship" of a nutrient to a "disease or health-related condition" is permitted in food labeling unless the FDA has authorized that claim by regulation. Any food product that bears an unauthorized health claim is considered misbranded. Dietary supplements may bear claims describing the role of a nutrient or dietary ingredient intended to affect the structure or function of the body, provided certain requirements (such as substantiation for the claims) are met. These claims need not be authorized by the FDA in a regulation. Medical foods are specifically exempted from the restrictions of making health claims for foods. FDA regulations define a medical food, in part, as "a food which is formulated to be consumed or administered enterally under the supervision of a physician and which is intended for the specific dietary management of a disease or condition for which distinctive nutritional requirements, based on recognized scientific principles, are established by medical evaluation." Medical foods occupy an intermediate position between a "food" and a "drug." While a medical food is not now subject to regulation as a drug or to any type of prior approval under the federal food and drug laws, the FDA is in the process of reevaluating its regulation of medical foods and there is no assurance that the FDA's regulatory policies on medical foods will not change.

    Although the Company believes Melzone and PMS Escape will be considered dietary supplements, there can be no assurance that the FDA will not attempt to regulate them as drugs, thereby requiring the filing of NDAs and review and approval by the FDA prior to marketing. In addition, classification of these two products as dietary supplements limits the types of claims that can be made in marketing.

    The FDA also regulates the substances that may be included in food products. A substance intended for use as a food or to be added to a food may be marketed only if it is generally recognized among qualified experts as safe for its intended use or if it has received FDA approval for such use in the form of a food additive regulation. If the Company develops a food which is, or which contains, a substance that is not generally recognized as safe or approved by the FDA in a food additive regulation for its intended use, then such approval must be obtained prior to the marketing of the product. The Company will be required to present studies showing, among other things, that the substance is safe, and that its use will not promote deception of the consumer or otherwise violate the Federal Food, Drug, and Cosmetic Act. Dietary ingredients used in dietary supplements need not be generally recognized as safe, but they may not present a significant or unreasonable risk of illness or injury.

GENE THERAPY REGULATION

    The NIH has established the NIH Recombinant DNA Advisory Committee (the "RAC") to advise the NIH concerning approval of NIH-supported research involving the use of recombinant DNA. A proposal will be considered by the RAC only after the protocol has been approved by the local Institutional Review Board and Institutional BioSafety Committee of the institution where the trial is to be conducted, which address issues such as the provision of informed consent by human research subjects and the risks to human subjects in relationship to anticipated benefits of the research. All meetings of the RAC are open to the press and public and therefore could subject Progenitor to unfavorable public sentiment regarding human gene therapy which could serve to hinder or delay the widespread commercialization of Progenitor's human gene therapy products. Although the jurisdiction of the NIH currently applies only when NIH-funded research or facilities are involved in any aspect of the protocol, the RAC encourages all gene transfer protocols to be submitted for its review. The NIH and FDA are currently considering a revision to the RAC review process to make it applicable only to specific protocols that raise novel issues. Progenitor intends to comply with RAC and NIH guidelines even when, under present policy, it may not be subject to them.

    In addition, the FDA, which has jurisdiction over drug and biological products intended for use in patients, must also review and authorize human trials involving gene therapy, whether or not the research is federally funded, before such human trials can proceed. The FDA requires the submission of an IND application before human trials with new biological drugs can be conducted. Because gene therapy is a novel therapeutic approach, the approval process for clinical trials involving gene therapy is not yet clearly defined. There can be no assurance that Progenitor will be able to comply with future requirements or that its products will be approvable.

    New human gene therapy products are expected to be subject to extensive regulation by the FDA and comparable agencies in other countries. The precise regulatory requirements that will have to be complied with are uncertain at this time due to the novelty of the human gene therapies under development. Currently, each protocol is reviewed by the FDA on a case by case basis. The FDA has published a "Points to Consider" guidance document with respect to the development of gene therapy protocols. The Company believes that certain products developed by Progenitor will be regulated as biological products. In addition, each vector containing a particular gene is expected to be regulated as a separate biological product or new drug, depending upon its intended use and FDA policy. New drugs are subject to regulation under the Federal Food, Drug and Cosmetic Act, and biological products, in addition to being subject to certain provisions of that Act, are regulated under the Public Health Service Act. One or both statutes and the regulations promulgated thereunder govern, among other things, the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising and other promotional practices involving biologics or new drugs. FDA approval or other clearances must be obtained before clinical testing, and before manufacturing and marketing, of new biologics or other new drug products. At the FDA, the Center for Biologics Evaluation and Research ("CBER") is responsible for the regulation of new biological drugs. CBER has a Division of Cell and Gene Therapy, which is the primary group within the FDA to oversee gene therapy products.

OTHER

    The Federal Food, Drug, and Cosmetic Act, the Public Health Service Act, the Federal Trade Commission Act, and other federal and state statutes and regulations govern or influence the research, testing, manufacture, safety, labeling, storage, record keeping, approval, advertising and promotion of drug, biological, medical device and food products. Noncompliance with applicable requirements can result, among other things, in fines, recall or seizure of products, refusal to permit products to be imported into the U.S., refusal of the government to approve product approval applications or to allow Interneuron to enter into government supply contracts, withdrawal of previously approved applications and criminal prosecution. The FDA may also assess civil penalties for violations of the Federal Food, Drug, and Cosmetic Act involving medical devices. The Federal Trade Commission may assess civil penalties for violations of the requirement to rely upon a "reasonable basis" for advertising claims for non-prescription and food products.

    There can be no assurance that any required FDA or other governmental approval will be granted, or if granted, will not be withdrawn. Governmental regulation may prevent or substantially delay the marketing of the Company's proposed products and cause Interneuron to undertake costly procedures. In addition, the extent of potentially adverse government regulations which might arise from future administrative action or legislation cannot be predicted.

EMPLOYEES

    As of March 31, 1996, Interneuron and its subsidiaries had 88 full-time employees, including 25 of Interneuron, 25 employees of Progenitor, 21 of Transcell, 12 of Intercardia, 5 of InterNutria and a number of part-time consultants, including Richard Wurtman, M.D. and Judith Wurtman, Ph.D. and Lindsay Rosenwald, M.D., Interneuron's Chairman. None of the Company's employees is represented by a labor union and the Company believes its employee relations are satisfactory.

PROPERTIES

    The Company leases an aggregate of approximately 10,200 square feet of office space in Lexington, MA. The lease expires in December 1996 and provides for annual rent of approximately $204,000. The lease may be renewed for an additional five-year term. The Company is seeking to lease additional office space which it believes is readily available. The subsidiaries are parties to office leases providing for aggregate annual rent of approximately $687,000. The Company has guaranteed the subsidiaries' obligations under these leases.

LEGAL PROCEEDINGS

    The Company is not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY PERSONNEL

                NAME                      AGE                                     POSITION
- ------------------------------------  -----------  ----------------------------------------------------------------------
EXECUTIVE OFFICERS AND DIRECTORS
Lindsay A. Rosenwald, M.D.                    41   Chairman of the Board of Directors
Glenn L. Cooper, M.D.                         43   President, Chief Executive Officer and Director; Acting President of
                                                    Transcell
Mark S. Butler                                49   Executive Vice President, Chief Administrative Officer and General
                                                    Counsel
Thomas F. Farb                                39   Executive Vice President, Finance, Chief Financial Officer and
                                                    Treasurer
Bobby W. Sandage, Jr., Ph.D.                  42   Executive Vice President, Research and Development and Chief
                                                    Scientific Officer
Harry J. Gray                                 76   Director
Alexander M. Haig, Jr.                        71   Director
Peter Barton Hutt                             61   Director
Malcolm Morville, Ph.D.                       50   Director
Robert K. Mueller                             82   Director
Lee J. Schroeder                              67   Director
David B. Sharrock                             60   Director
Richard Wurtman, M.D.                         60   Director and Chairman of the Scientific Advisors
KEY PERSONNEL
Brian R. Anderson                             49   Senior Vice President, Marketing and Commercial Development of
                                                    Interneuron
Clayton I. Duncan                             46   President, Chief Executive Officer and Director of Intercardia
Douglass B. Given, M.D., Ph.D.                44   President, Chief Executive Officer and Director of Progenitor
James F. Pomroy                               61   Chairman, InterNutria

EXECUTIVE OFFICERS AND DIRECTORS


    LINDSAY A. ROSENWALD, M.D. was a co-founder of the Company and since February 1989 he has been Chairman of the Board of Directors of the Company.
 Dr. Rosenwald has been the Chairman and President of The Castle Group, Ltd., a New York medical venture capital firm ("Castle"), since October 1991 and the Chairman and President of Paramount Capital, Inc., an investment banking firm, since February 1992. In June 1994, Dr. Rosenwald founded Aries Financial Services, Inc. a money management firm specializing in the health sciences industry. From 1987 to September 1991, Dr. Rosenwald was a Managing Director, Corporate Finance at D.H. Blair & Co., Inc. ("Blair"), an investment banking firm. Prior to joining Blair, from September 1986 to June 1987, Dr. Rosenwald was a Senior Analyst at Ladenburg Thalmann & Co., an investment banking firm. Dr. Rosenwald received his M.D. from Temple University School of Medicine and his B.S. in Finance from Pennsylvania State University. Dr. Rosenwald is also a director of the following publicly-traded pharmaceutical biotechnology companies: Ansan, Inc., Atlantic Pharmaceuticals, Inc.,
BioCryst Pharmaceuticals, Inc., Neose Technologies, Inc., Sparta Pharmaceuticals, Inc., Titan Pharmaceuticals, Inc., and Xenometrix, Inc. and is a director of a number of privately-held companies founded by Castle in biotechnology or pharmaceutical fields. Dr. Rosenwald devotes only a portion of his time to the Company.


    GLENN L. COOPER, M.D. has been President, Chief Executive Officer and a director of the Company since May 1993 and, since March 1996, has been acting President of Transcell. Dr. Cooper was also Progenitor's

President and Chief Executive Officer from September 1992 to June 1994 and is a director of each of the subsidiaries and Chairman of Progenitor, Intercardia and Transcell. Prior to joining Progenitor, Dr. Cooper was Executive Vice President and Chief Operating Officer of Sphinx Pharmaceuticals Corporation from August 1990. Dr. Cooper had been associated with Eli Lilly since 1985, most recently, from June 1987 to July 1990, as Director, Clinical Research, Europe, of Lilly Research Center Limited; from October 1986 to May 1987 as International Medical Advisor, International Research Coordination of Lilly Research Laboratories; and from June 1985 to September 1986 as Medical Advisor, Regulatory Affairs, Chemotherapy Division at Lilly Research Laboratories. Dr. Cooper received his M.D. from Tufts University School of Medicine, performed his postdoctoral training in Internal Medicine and Infectious Diseases at the New England Deaconess Hospital and Massachusetts General Hospital and received his A.B. from Harvard College.

    MARK S. BUTLER joined the Company in December 1993 as Senior Vice President (and in December 1995 was appointed Executive Vice President), Chief Administrative Officer and General Counsel. Prior to joining the Company, Mr. Butler was associated with the Warner-Lambert Company since 1979, serving as Vice President, Associate General Counsel since 1990, as Associate General Counsel from 1987 to 1990, Assistant General Counsel from 1985 to 1987 and in various other legal positions from 1979 to 1985. From 1975 to 1979, Mr. Butler was an attorney with the law firm of Shearman & Sterling.

    THOMAS F. FARB joined the Company in April 1994 as Senior Vice President (and in December 1995 was appointed Executive Vice President) Finance, Chief Financial Officer and Treasurer. Prior to joining the Company, from October 1992, Mr. Farb was the Vice President of Finance and Corporate Development and Chief Financial Officer of Cytyc Corporation, a publicly-held medical device and diagnostics company. From April 1989 to October 1992, he was Senior Vice President, Chief Financial Officer and a Director of Airfund Corporation, a commercial aircraft leasing company, and from October 1983 to April 1989, he held various positions at Symbolics, Inc., a computer and software manufacturer, including General Manager of Eastern Operations, Vice President, Finance and Corporate Development and Chief Financial Officer. Mr. Farb received an A.B. from Harvard College. He is a member of the Board of Directors of HNC Software, Inc. and Redwood Trust, Inc., public companies.

    BOBBY W. SANDAGE, JR., PH.D. joined the Company in November 1991 as Vice President, Medical and Scientific Affairs and was appointed Vice President, Research and Development in February 1993, Senior Vice President, Research and Development in February 1994 and was appointed Executive Vice President, Research and Development and Chief Scientific Officer in December 1995. From February 1989 to November 1991 he was Associate Director, Project Management for the Cardiovascular Research and Development division of DuPont Merck Pharmaceutical Company. From May 1985 to February 1989 he was affiliated with the Medical Department of DuPont Critical Care, most recently as associate medical director, medical development. Dr. Sandage is an adjunct professor in the Department of Pharmacology at the Massachusetts College of Pharmacy. Dr. Sandage received his Ph.D. in Clinical Pharmacy from Purdue University and his B.S. in Pharmacy from the University of Arkansas.

    HARRY J. GRAY has been a director of the Company since May 1993. Mr. Gray was associated with United Technologies Corp. for 17 years and was its President from 1971 until 1972 when he became its Chairman and Chief Executive Officer until his retirement in 1986. Mr. Gray is currently Chairman and Chief Executive Officer of Harry Gray Associates of Florida, a private investment firm, Chairman and Chief Executive Officer of Mott Corporation and Chairman and Chief Executive Officer of Worldwide Fulfillment and Distribution, Inc.

    ALEXANDER M. HAIG, JR. has been a director of the Company since January 1990. Since August 1982, General Haig has been Chairman and President of Worldwide Associates, Inc., a business adviser to both U.S. and foreign companies in connection with international marketing and sales activities. From January 1981 until July 1982, General Haig served as Secretary of State of the U.S. From November 1979 until January 1981, General Haig was President and Chief Operating Officer of United Technologies Corp. and is currently a senior consultant to such corporation. From 1974 through 1979, General Haig was the Supreme

Allied Commander of NATO. Prior to that, he was White House Chief of Staff under the Nixon and Ford Administrations. General Haig currently serves on the Board of Directors of MGM Grand, Inc. and America Online, Inc. and is also a director of Progenitor.


    PETER BARTON HUTT has been a director of the Company since April 1994. Mr. Hutt has been a partner of Covington & Burling, a Washington, D.C. law firm since 1975 and from 1968 through 1971, and has been associated with the firm since 1960. He has also served as Chief Counsel of the FDA from 1971 to 1975. He currently serves on the Boards of Directors of several developmental stage pharmaceutical companies, including Cell Genesys, Inc., Sparta Pharmaceuticals, Inc., IDEC Pharmaceuticals Corp. and Emisphere Technologies, Inc. Mr. Hutt received a B.A. from Yale University, an L.L.B. from Harvard University and an L.L.M. from New York University.


    MALCOLM MORVILLE, PH.D. has been a director of the Company since February 1993. Since February 1993, Dr. Morville has been President and Chief Executive Officer and a director of Phytera, Inc., a plant biotechnology company. From June 1988 through January 1993, Dr. Morville held various positions with ImmuLogic Pharmaceutical Corporation, including Division Vice President, Allergic Diseases Strategic Business Unit and Senior Vice President, Development and Preclinical Research. From 1970 to June 1988, Dr. Morville held various positions with Pfizer Central Research, including Director, Immunology and Infectious Diseases and Assistant Director, Metabolic Diseases and General Pharmacology. Dr. Morville received his Ph.D. and his B.Sc. in Biochemistry at the University of Manchester Institute of Science and Technology (U.K.).

    ROBERT K. MUELLER has been a director of the Company since February 1993. Mr. Mueller was Chairman of the Board of Arthur D. Little, Inc. from 1977 until his retirement in 1989 and currently serves as a consultant to such entity and a director of its U.K. subsidiary, Arthur D. Little, Ltd. (U.K.). From 1935 to 1968, when he joined Arthur D. Little, Inc., Mr. Mueller held various positions with Monsanto Company, including director, member of the executive committee and vice president positions. Mr. Mueller is the author of numerous books and articles on management and corporate governance, and received his M.S. in Chemistry from the University of Michigan, his B.S. in Chemical Engineering from Washington University and completed the Advanced Management Program at Harvard University.

    LEE J. SCHROEDER has been a director of the Company since August 1991. Since 1985, Mr. Schroeder has been the President of Lee Schroeder & Associates, Inc., a pharmaceutical consulting firm. Mr. Schroeder was President and Chief Operating Officer of FoxMeyer Lincoln Drug Co., a wholesale drug company, from February 1983 to March 1985 and was the Executive Vice President, responsible for U.S. pharmaceutical operations, and a member of the Executive Committee of Sandoz, Inc. from April 1981 to February 1983, and was Vice President and General Manager of Dorsey Laboratories, a division of Sandoz, Inc., from November 1974 to April 1981. Mr. Schroeder is also a director of Firstier Bank, Lincoln, N.A., Celgene Corporation and MGI Pharma Inc.

    DAVID B. SHARROCK has been a director of the Company since February 1995. Mr. Sharrock was associated with Marion Merrell Dow Inc. and its predecessor companies for over thirty-five years until his retirement in December 1993. Most recently, since December 1989, he served as Executive Vice President and Chief Operating Officer and a Director, and in 1988, he was named President and Chief Operating Officer of Merrell Dow Pharmaceuticals Inc. Mr. Sharrock has been a consultant to the Company since February 1994 and is also a director of Progenitor and Intercardia and of Unitog Co. and Cincinnati Bell Inc.

    RICHARD WURTMAN, M.D. was a co-founder of the Company and has been a director of the Company and Chairman of the Scientific Advisors since the Company's inception in October 1988. Dr. Wurtman is the Cecil H. Green Distinguished Professor in the Department of Brain and Cognitive Sciences at MIT where he has been a full-time Professor of Neuroendocrine Regulation since 1967 and a Professor of Neuropharmacology at the Whitaker College of Health Sciences, Technology and Management at MIT. Since July 1985, he has been the Director of the Clinical Research Center at MIT. Since 1978, he has been a part-time Professor of Neuroendocrine Regulation at Harvard University. Dr. Wurtman received his M.D.

from Harvard University and his B.A. from the University of Pennsylvania. Dr. Wurtman is a consultant to the Company and devotes only a portion of his time (limited to a maximum of five days per month) to the Company and also is a consultant to other pharmaceutical entities, including Servier and Ferrer.

KEY PERSONNEL

    BRIAN R. ANDERSON joined Interneuron in September 1995 as Senior Vice President, Marketing and Commercial Development. Prior to joining Interneuron, Mr. Anderson was associated with Bristol-Myers Squibb since August 1987. Most recently, since January 1994, he was Senior Director, CNS Marketing, U.S. Pharmaceuticals of Bristol-Myers Squibb Pharmaceutical Group; from April 1, 1990 to December 1993 was Senior Director, CNS Business Planning and from August 1987 to April 1990 was Director, Business Development of Bristol-Myers International Group. Prior to joining Bristol-Myers, Mr. Anderson was associated with The Upjohn Company of Canada since 1971.


    CLAYTON I. DUNCAN joined Intercardia as its President, Chief Executive Officer and director in January 1995. Mr. Duncan was President and Chief Executive Officer of Sphinx Pharmaceuticals Corporation from April 1989 to December 1993, was the Chairman of the Board of Sphinx from August 1988 to August 1990, and was a member of the Board of Directors of Sphinx from August 1988 to September 1994. From 1987 to 1990, Mr. Duncan was Chairman of the Board of CRX Medical, Inc., a medical products company founded by him. From 1987 to 1989, Mr. Duncan was General Partner of InterSouth Partners, a venture capital fund and, from 1979 to 1987, was Executive Vice President and a director of Carolina Securities Corporation, a regional investment banking firm. Mr. Duncan is also a director of Transcell.



    DOUGLASS  B.  GIVEN,  M.D.,  PH.D.  joined  Progenitor  in  January  1993 as
Executive Vice President and was appointed President, Chief Executive Officer and a director of Progenitor in June 1994. From March 1989 to January 1993, Dr. Given was Vice President for U.S. Regulatory Affairs at the Schering-Plough Research Institute. From August 1986 to March 1989, Dr. Given was Vice President of Project Management and Worldwide Regulatory Affairs at G.D. Searle. From August 1983 to August 1986, he held clinical investigation positions at Eli Lilly. Dr. Given received his M.D. and Ph.D. from the University of Chicago, performed his postdoctoral training in Internal Medicine and Infectious Diseases at Harvard Medical School and Massachusetts General Hospital, and received his M.B.A. from the Wharton School at the University of Pennsylvania.



    JAMES F. POMROY was named Chairman of InterNutria, Inc. in April 1995. From January 1994 to February 1995, Mr. Pomroy was President and Chief Executive Officer of Nutriceutical Products Corporation, and from January 1992 to January 1994, he served as Chairman and Chief Executive Officer of Everfresh Beverages. Previously, Mr. Pomroy was President and Chief Executive Officer of Drake Bakeries, Inc. from June 1989 to December 1991, and Chairman and Chief Executive Officer of Sundor Brands. From November 1976 to March 1983, Mr. Pomroy was Executive Vice President of Iroquois Brands, and from 1972 to 1976 he was Senior Vice President of the Kitchens of Sara Lee. Mr. Pomroy holds an M.B.A. from Harvard University Graduate School of Business.

                       PRINCIPAL AND SELLING STOCKHOLDERS


    Set forth below is information concerning beneficial stock ownership as of May 30, 1996 and as adjusted to give effect to the sale of the shares offered hereby (i) by each of the Company's executive officers and directors; (ii) by each person known by the Company to own beneficially 5% or more of the Company's Common Stock or preferred stock and (iii) by all directors and executive officers of the Company as a group. This table does not reflect potential sales of Common Stock by the Selling Stockholders in the event the over-allotment option is exercised. See Note 15.



                                                                                    PERCENT OF OUTSTANDING SHARES(15)
                                                            AMOUNT & NATURE OF
                                                                BENEFICIAL          ---------------------------------
         NAME AND ADDRESS OF BENEFICIAL OWNER                OWNERSHIP(1)(15)       BEFORE OFFERING   AFTER OFFERING
- ------------------------------------------------------  --------------------------  ----------------  ---------------
Lindsay A. Rosenwald, M.D. ...........................      2,596,152(2)                    6.9%              6.4%
 375 Park Avenue
 New York, N.Y. 10152
Glenn L. Cooper, M.D..................................        765,488(3)                    2.0%              1.9%
Harry J. Gray.........................................         37,750(4)                   *                 *
Alexander M. Haig, Jr.................................        202,750(5)                   *                 *
Peter Barton Hutt.....................................         37,750(4)                   *                 *
Malcolm Morville, Ph.D................................         50,250(6)                   *                 *
Robert K. Mueller.....................................         50,250(6)                   *                 *
Lee J. Schroeder......................................         50,250(6)                   *                 *
David B. Sharrock.....................................         37,500(7)                   *                 *
Richard Wurtman, M.D..................................        927,651(8)                    2.5%              2.3%
Mark S. Butler........................................        270,500(9)                   *                 *
Thomas F. Farb........................................        228,906(10)                  *                 *
Bobby W. Sandage, Jr., Ph.D...........................        255,277(11)                  *                 *
J. Morton Davis ......................................     11,039,758(12)                  29.4%             27.2%
 c/o D.H. Blair Investment Banking Corp.
 44 Wall Street
 New York, New York 10005
American Home Products Corp. .........................        632,157(13)                   1.7%              1.5%
 Five Giralda Farms
 Madison, New Jersey 07940
All directors and executive officers as a group (13
 persons).............................................      5,510,474(2)(3)(8)(14)         14.0%             13.0%


- ---------
*   Less than 1%


 (1) Beneficial ownership is defined in accordance with the rules of the Commission and generally means the power to vote and/or to dispose of the securities regardless of any economic interest therein.


 (2) Includes (i) 7,671 shares of Common Stock issuable upon exercise of outstanding warrants and (ii) 60,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days, but excludes (i) 658,481 shares of Common Stock owned by Dr. Rosenwald's wife and (ii) 37,800 Shares owned by two limited partnerships, the limited partners of which include Dr. Rosenwald's wife and children, as to which shares of Common Stock Dr. Rosenwald disclaims beneficial ownership.

 (3) Includes (i) 5,488 shares of Common Stock and (ii) 760,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days, but excludes (i) 260,000 shares of Common Stock issuable upon exercise of options which are not exercisable within 60 days and (ii) 35,000 shares of Common Stock issuable upon exercise of options which are not exercisable within 60 days owned by Dr. Cooper's wife, as to which shares of Common Stock Dr. Cooper disclaims beneficial ownership.

 (4) Represents shares of Common Stock issuable upon exercise of options exercisable within 60 days, but excludes 14,250 shares of Common Stock issuable upon exercise of options which are not exercisable within 60 days.

 (5) Includes (i) 202,500 shares of Common Stock and (ii) 250 shares of Common Stock issuable upon exercise of options exercisable within 60 days, but excludes 1,750 shares of Common Stock issuable upon exercise of options which are not exercisable within 60 days.

 (6) Represents shares of Common Stock issuable upon exercise of options exercisable within 60 days, but excludes 1,750 shares of Common Stock issuable upon exercise of options which are not exercisable within 60 days.

 (7) Represents shares of Common Stock issuable upon exercise of options exercisable within 60 days, but excludes 63,500 shares of Common Stock issuable upon exercise of options which are not exercisable within 60 days.


 (8) Includes (i) 831,059 shares of Common Stock owned by Dr. Wurtman; (ii) 1,342 shares of Common Stock owned by Dr. Wurtman's adult son, who has granted Dr. Wurtman an irrevocable proxy to vote such shares of Common Stock and (iii) 95,250 shares of Common Stock issuable upon exercise of options exercisable within 60 days. Excludes (i) 45,000 shares of Common Stock held in a blind trust of which Dr. Wurtman is the sole beneficiary; (ii) 1,750 shares of Common Stock issuable upon exercise of options which are not exercisable within 60 days, and (iii) 83,218 shares of Common Stock owned by Judith Wurtman, Dr. Wurtman's wife, as to which Dr. Wurtman disclaims beneficial ownership.


 (9) Includes (i) 7,500 shares of Common Stock, of which 478 shares are held jointly by Mr. Butler and his wife, (ii) 3,000 shares of Common Stock owned by Mr. Butler's children, and (iii) 260,000 shares of Common Stock issuable upon exercise of options exercisable within 60 days, but excludes 310,000 shares of Common Stock issuable upon exercise of options which are not exercisable within 60 days.

(10) Includes (i) 2,240 shares of Common Stock and (ii) 226,666 shares of Common Stock issuable upon exercise of options exercisable within 60 days, but excludes 268,334 shares of Common Stock issuable upon exercise of options which are not exercisable within 60 days.

(11) Includes (i) 1,527 shares of Common Stock and (ii) 253,750 shares of Common Stock issuable upon exercise of options exercisable within 60 days, but excludes (i) 191,250 shares of Common Stock issuable upon exercise of options which are not exercisable within 60 days.

(12) Includes (i)  1,043,500 shares of  Common Stock owned  by J. Morton  Davis;
    (ii) 8,772,993 shares of Common Stock owned by D.H. Blair Investment Banking Corp. ("Blair Banking") which is owned by Mr. Davis; (iii) 321,500 shares of Common Stock owned by Mr. Davis' wife; (iv) 657,865 shares of Common Stock owned by Rivkalex Corp., the sole stockholder of which is Mr. Davis' wife; and (v) 243,900 shares of Common Stock owned by Engex, Inc., a closed-end investment company of which Mr. Davis is the Chairman of the Board and Blair Banking is the largest stockholder. Blair Banking and Mr. Davis disclaim beneficial ownership of the shares owned by Mr. Davis' wife and Rivkalex.

    Excludes (i) an aggregate of 2,665,424 shares of Common Stock owned by the four adult children (including the wife of Dr. Rosenwald) of Mr. Davis; (ii) an aggregate of 6,688 shares of Common Stock issuable upon exercise of warrants and 345,000 shares of Common Stock owned by sons-in-law of Mr. Davis, who are officers of Blair, a company substantially owned by family members (including the wife of Dr. Rosenwald) of Mr. Davis; (iii) 83,700 shares of Common Stock owned jointly by two adult children of Mr. Davis and their respective spouses, who are officers of Blair; (iv) 37,800 shares of Common Stock owned by two limited partnerships, the limited partners of which are family members of Mr. Davis (including the wife and children of Dr. Rosenwald); and (v) 777,297 shares of Common Stock owned by The Morton Foundation, a charitable foundation of which Mr. Davis' wife and two of their adult children are the trustees and for which a proxy to vote and dispose of such shares of Common Stock is held by a third party, as to all of which shares of Common Stock Blair Banking and Mr. Davis disclaim beneficial ownership.

(13) Includes 622,222 shares of Common Stock issuable upon conversion of 244,425 shares of Preferred Stock (100% of the class), each entitled to one vote per share, on a converted basis, on all matters except the election of directors.

(14) Includes (i) 1,919,666 shares of Common Stock issuable upon exercise of options exercisable within 60 days and (ii) 7,671 shares of Common Stock issuable upon exercise of outstanding warrants, but excludes 1,130,334 shares of Common Stock issuable upon exercise of options which are not exercisable within 60 days.


(15) All holders own shares of Common Stock, with the exception of AHP which owns 244,425 shares of Preferred Stock (100% of the class) convertible into 622,222 shares of Common Stock and 9,935 shares of Common Stock. Shares issuable within 60 days upon exercise of options or warrants or upon conversion of preferred stock are deemed to be outstanding solely for purposes of calculating the percentage owned by holders of such securities.



    The numbers in this column do not give effect to exercise of the over-allotment option. In the event the over-allotment option to purchase an aggregate of 450,000 shares is exercised in full, the number of shares to be sold by the Selling Stockholders (and the percent to be beneficially owned by Selling Stockholders holding more than 1% after such sale) will be as follows: Dr. Rosenwald--225,000 shares (5.8%); Dr. Cooper--55,000 shares (1.7%); Dr. Richard Wurtman--25,000 shares (2.2%); Dr. Judith Wurtman--5,000 shares; Mr. Butler--46,667 shares; Mr. Farb--46,666 shares and Dr. Sandage--46,667 shares. The shares to be sold by Dr. Cooper, Mr. Butler, Mr. Farb and Dr. Sandage are issuable upon exercise of immediately exercisable options held by such individuals. See "Management."

                           DESCRIPTION OF SECURITIES

COMMON STOCK


    The Company is authorized to issue up to 60,000,000 shares of Common Stock, $.001 par value. At May 30, 1996, there were approximately 37,540,000 shares of Common Stock outstanding. Holders of Common Stock are entitled to one vote at all meetings of shareholders for each share held by them. Common Stock have no preemptive rights and have no other rights to subscribe for additional shares or any conversion right or right of redemption. Holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor. Subject to the rights of holders of Preferred Stock, if any, upon liquidation, all such holders are entitled to participate pro rata in the assets of the Company available for distribution. All of the outstanding shares of Common Stock are, and the shares to be issued hereby will be, when issued, fully paid and nonassessable.


PREFERRED STOCK

    The Certificate of Incorporation of the Company authorizes the issuance of 5,000,000 shares of Preferred Stock. The Board of Directors, within the limitations and restrictions contained in the Certificate of Incorporation and without further action by the Company's stockholders, has the authority to issue Preferred Stock from time to time in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series. To the extent shares of Preferred Stock with voting rights are issued, such issuance affects the voting rights of the holders of the Company's Common Stock by increasing the number of outstanding shares entitled to vote and, if applicable, by the creation of class or series voting rights. In addition, while the issuance of Preferred Stock can provide flexibility in connection with acquisitions and other corporate purposes, any issuance of Preferred Stock could, under certain circumstances, have the effect of delaying or preventing a change in control of the Company and may adversely affect the rights of holders of Common Stock. Other than the Series B and Series C Preferred Stock issued and additional shares of preferred stock which may be issued to AHP, the Company has no agreements or arrangements to issue any shares of Preferred Stock or to establish or designate any series of Preferred Stock.

    In November 1992, the Company sold 239,425 shares of Series B Preferred Stock to AHP pursuant to the AHP Agreements for an aggregate purchase price of $3,000,000. In June 1993, the Company sold 5,000 shares of Series C Preferred Stock to AHP for an aggregate purchase price of $500,000. Holders of the Series B and Series C Preferred Stock are entitled to vote on all matters submitted to a vote of stockholders generally, other than the election of directors, holding the number of votes equal to the number of shares of Common Stock into which the Preferred Stock is then convertible. The shares of Series B Preferred Stock and the Series C Preferred Stock are convertible into an aggregate of 622,222 shares of Common Stock, subject to further adjustment. Holders of the Series B and Series C Preferred Stock are entitled to receive out of funds legally available therefor, mandatory dividends of $0.1253 and $1.00 per share, respectively, payable at the election of the Company in cash or Common Stock. Such dividends are payable annually on April 1 of each year, accrue on a daily basis and are cumulative. In the event of any liquidation, distribution or sale of all or substantially all of the assets, dissolution or winding up of the Company, the holders of Series B and Series C Preferred Stock shall be entitled to receive a preference of $12.53 and $100 per share, respectively, plus cumulated and unpaid dividends, over the holders of Common Shares and any other shares, other than any other series of Preferred Stock which may be issued to AHP under the AHP Agreements which rank on a parity with the Series B and C Preferred Stock.

    The AHP Agreements provide for the potential sale to AHP of up to $3,500,000 (35,000 shares) of Series E Preferred Stock ( the "Additional Series"), depending upon whether and when dexfenfluramine is descheduled. The Additional Series will contain terms substantially similar to those of the Series C Preferred Stock except that each share of any Additional Series will be convertible into the number of shares of Common Stock obtained by dividing $100 by the then conversion price. The initial conversion price for the Series E Preferred Stock will be 150% of the market price of the Common Stock for 10 days preceding the descheduling of dexfenfluramine subject to antidilution adjustments. Holders of the Additional Series are entitled to dividends of $1.00 per share and a liquidation preference of $100 per share on the terms described above.

    Until the date AHP ceases to be the registered holder of all of the outstanding Preferred Stock of at least one series, the Company will not, without the approval of the majority of the outstanding shares of all series of Preferred Stock issued to AHP, (i) issue shares of stock having a preference or, except shares issued to AHP, ranking PARI PASSU with the outstanding series;
(ii) reclassify any shares of stock to shares having a preference over any such series; (iii) make any amendment to its Certificate of Incorporation or by-laws adversely affecting the rights of holders of such series; (iv) merge or consolidate with any entity or sell or otherwise dispose of all or substantially all of its assets or liquidate, dissolve, recapitalize or reorganize; (v) repurchase or redeem any shares of its Common Stock; (vi) pay dividends or make any other distribution on any Common Stock, except a distribution payable entirely in Common Stock, unless at the same time, a payment is made to the holder of such series equal to the amount the holder would have been entitled to had such holder converted its Series B and Series C Preferred Stock into Common Stock; or (vii) guarantee any indebtedness of any third party, except a subsidiary.

PUT PROTECTION RIGHTS

    In connection with certain private placements by the subsidiaries, Interneuron issued to the investors (i) three-year warrants to purchase an aggregate of 218,125 shares of Common Stock and (ii) rights to sell varying amounts of investors' convertible preferred stock in the subsidiaries to Interneuron (the "Put Protection Rights") in exchange for shares of Interneuron Common Stock in the event certain conditions (including a public offering by the applicable Subsidiary) are not met by June 30, 1998. The shares underlying these warrants were registered for resale in March 1996. As a result of the Intercardia IPO, Put Protection Rights that could have caused Interneuron to issue in June 1998 up to approximately 1,914,000 shares of Interneuron Common Stock expired and, accordingly, a maximum of 2,181,250 shares may be issued upon exercise of the Put Protection Rights (if Interneuron's Common Stock is $2.00 or less at the time of exercise).

BUSINESS COMBINATION PROVISIONS

    The Business Combination provision contained in Section 203 of Delaware's General Corporation Law ("Section 203") defines an interested shareholder as any person that (i) owns, directly or indirectly 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder; and the affiliates and the associates of such person. Under Section 203, a resident domestic corporation may not engage in any business combination with any interested shareholder for a period of three years following the date such shareholder became an interested shareholder, unless (i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder or (ii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for determining the number of shares outstanding (a) shares owned by persons who are directors and officers and (b) employee stock plans, in certain instances, or (iii) on or subsequent to such date the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders by at least 66% of the affirmative voting stock which is not owned by the interested shareholder. The Company did not "elect-out" of the statute and, therefore, the restrictions imposed by Section 203 apply to the Company.

TRANSFER AGENT AND REGISTRAR

    American Stock Transfer and Trust Company, New York, New York serves as transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE


    At May 30, 1996, the Company had approximately 37,540,000 shares of Common Stock outstanding. Of these shares, and excluding the shares offered hereby, approximately 14,631,000 are owned by affiliates of the Company or are "restricted securities" within the meaning of Rule 144. Substantially all of these shares are eligible for sale under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons who may be deemed to be "affiliates" of the Company as that term is defined under the Securities Act, is entitled to sell within any three-month period a number of restricted shares beneficially owned for at least two years that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock, or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and the availability of current public information about the Company. However, a person who is not an affiliate and has beneficially owned such shares for at least three years is entitled to sell such shares without regard to the volume or other requirements. However, the Company's executive officers and directors and certain principal stockholders have agreed not to sell any of their shares (except pursuant to the over-allotment option) for 90 days from the date of this Prospectus without the prior consent of Montgomery Securities on behalf of the Underwriters. See "Underwriting."



    One stockholder of the Company has demand and piggy-back registration rights relating to a minimum of 1,000,000 shares of Common Stock commencing June 2, 1996. Another stockholder of the Company has demand and piggy-back registration rights, which have been waived in connection with this offering, relating to 622,222 shares of Common Stock issuable upon conversion of preferred stock. Holders of shares of Common Stock to be issued in each of November 1996 and 1997 with a market value of $1,200,000 at the time of each issuance have registration rights in January 1997 and 1998 relating to the resale of those shares. In the event up to a maximum of 2,181,250 shares of Common Stock are issued in June 1998 pursuant to Put Protection Rights, holders of such shares will have registration rights at that time. Two other stockholders of the Company have piggy-back registration rights until March 1997 relating to an aggregate of approximately 1,330,000 shares of Common Stock, which rights have been waived in connection with this offering.


    The Company has a registration statement on Form S-3 relating to the resale of approximately 3,533,000 shares of Common Stock and has registration statements on Form S-8 relating to its Option Plans and the 1995 Plan in order to permit holders of options issued pursuant to the Plans, other than affiliates of the Company, to sell, without restriction, shares of Common Stock issued upon exercise of options.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, the Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite the names of such Underwriters below:


                                                                                   NUMBER OF
                                      NAME                                           SHARES
- ---------------------------------------------------------------------------------  ----------
Montgomery Securities............................................................
Lehman Brothers..................................................................
Vector Securities International, Inc.............................................
                                                                                   ----------
    Total........................................................................   3,000,000
                                                                                   ----------
                                                                                   ----------


    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares offered hereby (other than the shares covered by the over-allotment option described below) if any such shares are taken.

    The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at such price less a concession not in excess of $ per share. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $ per share to other Underwriters or to certain other dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Company, the Selling Stockholders and the Underwriters have agreed in the Underwriting Agreement to indemnify each other against certain liabilities, including liabilities under the Securities Act.


    The Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 450,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less the underwriting discount. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.


    The Company and its executive officers and directors, and certain stockholders of the Company, including all of the Selling Stockholders, have agreed that they will not (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (whether such shares or any securities are then owned by such person or are thereafter acquired), or (b) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (a) or (b) above is to be settled by delivery of such Common Stock or such other securities, in cash or otherwise for a period of 90 days after the date of this Prospectus, without the prior written consent of Montgomery Securities, other than (i) the sale to the Underwriters of the shares of Common Stock under the Underwriting Agreement, (ii) the issuance by the Company of shares of Common Stock upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this Prospectus and (iii) the grant by the Company of options or the issuance by the Company of shares pursuant to the Option Plans or the 1995 Plan.

    In connection with this offering, certain Underwriters and selling group members may engage in passive market making transactions in the Common Stock on the Nasdaq National Market immediately prior to the commencement of sales in this offering, in accordance with Rule 10b-6A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Passive market making consists of displaying bids on the Nasdaq National Market limited by the bid prices of independent market makers for a security and making purchases of a security which are limited by such prices and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the Common Stock during a specified prior period and must be discontinued when such limit is reached. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail and, if commenced, may be discontinued at any time.

                                    EXPERTS

    The consolidated balance sheets of the Company as of September 30, 1995 and 1994 and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended September 30, 1995, incorporated by reference in this registration statement, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P. independent accountants, given on the authority of that firm as experts in accounting and auditing. The statements in this Prospectus under the captions "Risk Factors -- Uncertainty of Patent Position and Proprietary Rights" and "Business -- Patents and Proprietary Rights" relating to general patent matters and to specific patent matters regarding dexfenfluramine, Progenitor and IP 100-9 appearing therein have been reviewed and approved by Pennie & Edmonds, New York, New York, patent counsel to the Company, and have been included herein in reliance upon the review and approval by such firm as experts in patent law. The statements relating to patent matters in this Prospectus under the captions "Risk Factors -- Uncertainty of Patent Position and Proprietary Rights" and "Business -- Patents and Proprietary Rights" and elsewhere herein relating to citicoline, low-dose melatonin, dihydrexidine, Intercardia, Transcell and InterNutria have been reviewed and approved by Lowe, Price, LeBlanc, & Becker, Alexandria, Virginia, patent counsel to the Company, and have been included herein in reliance upon the review and approval by such firm as experts in patent law.

                                 LEGAL MATTERS

    The validity of the securities offered hereby will be passed upon for the Company by Bachner, Tally, Polevoy & Misher LLP, New York, New York. Certain members of Bachner, Tally, Polevoy & Misher LLP, including the secretary of the Company, own shares of Common Stock of the Company. The statements in this Prospectus under the captions "Risk Factors -- Risks Relating to Redux -- Effect of Controlled Substances Act and Similar State Regulations," "Risk Factors -- Uncertainties Related to Clinical Trials," "Risk Factors -- Uncertainty of Government Regulation," "Risk Factors -- Uncertainty Regarding Waxman-Hatch Act" and "Business -- Government Regulation" and other references herein relating to FDA/ DEA regulatory matters have been reviewed and are being passed on by Hyman Phelps & McNamara, Washington, D.C. regulatory counsel to the Company. Certain legal matters will be passed upon for the Underwriters by Davis Polk & Wardwell, New York, New York.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company may be inspected and copies at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's following Regional Offices: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004.

    The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract or other document has been filed as an exhibit necessarily complete and in each instance where such contract or other document has been filed as an exhibit to the Registration Statement, reference is made to the exhibit so filed, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement and exhibits thereto. The information so omitted, including exhibits, may be obtained from the Commission at its principal office in Washington, D.C. upon the payment of the prescribed fees, or may be inspected without charge at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission (File No. 0-18728) pursuant to the Exchange Act are incorporated herein by reference, except as superseded or modified herein: the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995, including any documents or portions thereof incorporated by reference therein and all amendments thereto; the Company's definitive proxy statement dated January 26, 1996, except the Compensation Committee Report on executive compensation and the performance graph included in the proxy statement, filed pursuant to Section 14 of the Exchange Act; the Company's Reports on Form 8-K dated January 18, 1996, February 7, 1996, March 22, 1996 and April 29, 1996 and Form 8-K/A dated February 20, 1996; the Company's Quarterly Reports on Form 10-Q for the quarters ended December 31, 1995 and March 31, 1996; the Company's Registration Statement on Form 8-A declared effective on March 8, 1990, as amended, registering the Common Stock under the Exchange Act; and all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering.

    Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference into such documents). Requests for such documents should be directed to the Company, 99 Hayden Avenue, Lexington, Massachusetts 02173, Attention: Chief Financial Officer, telephone (617) 861-8444.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF ANY OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                             ----------------------
                               -----------------

                               TABLE OF CONTENTS
                                   PROSPECTUS

                             ----------------------


                             ----------------------

                                                 PAGE
                                                  ---
PROSPECTUS SUMMARY...........................          3
RISK FACTORS.................................          6
USE OF PROCEEDS..............................         15
PRICE RANGE OF COMMON STOCK..................         16
DIVIDEND POLICY..............................         16
CAPITALIZATION...............................         17
DILUTION.....................................         18
SELECTED CONSOLIDATED FINANCIAL DATA.........         19
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS.................................         20
BUSINESS.....................................         26
MANAGEMENT...................................         56
PRINCIPAL AND SELLING STOCKHOLDERS...........         60
DESCRIPTION OF SECURITIES....................         63
SHARES ELIGIBLE FOR FUTURE SALE..............         65
UNDERWRITING.................................         66
EXPERTS......................................         67
LEGAL MATTERS................................         67
AVAILABLE INFORMATION........................         67
INCORPORATION OF CERTAIN DOCUMENTS BY
  REFERENCE..................................         68



                                3,000,000 SHARES


                                  INTERNEURON
                             PHARMACEUTICALS, INC.

                                  COMMON STOCK

                             MONTGOMERY SECURITIES

                                LEHMAN BROTHERS

                        VECTOR SECURITIES INTERNATIONAL,
                                      INC.


                                 JUNE   , 1996


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The estimated expenses payable by the Registrant in connection with the issuance and distribution of the securities being registered are as follows:


SEC Registration Fee...............................................  $  49,185
NASD Filing Fee....................................................     14,764
Nasdaq National Market Listing Fee.................................     17,500
Printing Fees and Expenses.........................................    125,000
Accounting Fees and Expenses.......................................     75,000
Legal Fees and Expenses............................................    325,000
Blue Sky Fees and Expenses.........................................     15,000
Transfer Agent Fees................................................     10,000
Miscellaneous Expenses.............................................     68,551
                                                                     ---------
    Total..........................................................    700,000
                                                                     ---------
                                                                     ---------


- ---------
* To be completed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Certificate of Incorporation and By-Laws of the Company provide that the Company shall indemnify any person to the full extent permitted by the Delaware General Corporation Law.

    Reference is hereby made to Section 145 of the Delaware General Corporation Law relating to the indemnification of officers and directors which Section is hereby incorporated herein by reference.

    The Registrant also has Indemnification Agreements with each of its directors and maintains officers' and directors' liability insurance.


    Under Section 9 of the Underwriting Agreement, the Underwriters are obligated, under certain circumstances, to indemnify directors and officers of the Registrant against certain liabilities under the Securities Act of 1933, as amended.


ITEM 16.  EXHIBITS


      1.1        --      Form of Underwriting Agreement
      4.4        --      Certificate of Designation establishing Series C Preferred Stock (17)
      4.6        --      Form of Registrant Warrant issued in subsidiary private placement (25)
      4.7        --      Form of Registrant Warrant to be issued to Paramount Capital, Inc., D.H.
                          Blair & Co., Inc. or designees (25)
      5.1        --      Opinion of Bachner, Tally, Polevoy & Misher LLP
     10.5(a)     --      Consultant and Non-competition Agreement between the Registrant, Richard
                          Wurtman, M.D. (34)
     10.5(b)     --      Consultant and Non-competition Agreement between InterNutria, Inc. and
                          Judith Wurtman, Ph.D. (34)
     10.6        --      Assignment of Invention and Agreement between Richard Wurtman, M.D.,
                          Judith Wurtman and the Registrant (1)
     10.7        --      Management Agreement between the Registrant and Lindsay Rosenwald, M.D.
                          (1)
     10.9(a)     --      Restated and Amended 1989 Stock Option Plan (7)
     10.10       --      Form of Indemnification Agreement (1)
     10.11       --      Restated Amendment to MIT Option Agreement (1)

     10.12(a)    --      Patent and Know-How License Agreement between the Registrant and Les
                          Laboratoires Servier ("Servier") dated February 7, 1990 ("License
                          Agreement") (1)
     10.12(b)    --      Revised Appendix A to License Agreement (1)
     10.12(c)    --      Amendment Agreement between Registrant and Servier, Orsem and Oril,
                          Produits Chimiques dated November 19, 1992(3)(12)
     10.12(d)    --      Amendment Agreement dated April 28, 1993 between Registrant and Servier
                          (16)
     10.12(e)    --      Consent and Amendment Agreement among Servier, American Home Products
                          Corp. and Registrant. (34)
     10.13       --      Trademark License Agreement between the Registrant and Orsem dated
                          February 7, 1990 (1)
     10.14       --      Supply Agreement between the Registrant and Oril Products Chimiques dated
                          February 7, 1990 (1)(3)
     10.15(a)    --      Form of Indemnification Agreement between the Registrant and Alexander M.
                          Haig, Jr. (1)
     10.16       --      Assignment of Invention by Richard Wurtman, M.D. (1)
     10.22(a)    --      License Agreement dated January 15, 1993, as amended, between the
                          Registrant and Grupo Ferrer (3)(16)
     10.25       --      License Agreement between the Registrant and the Massachusetts Institute of Technology (4)
     10.28       --      Letter Agreement between the Registrant and Bobby W. Sandage, Jr., Ph.D.
                          (7)
     10.29       --      Amended Lease dated December 12, 1991 for Registrant's offices in
                          Lexington, Massachusetts (7)
     10.29(a)    --      First Amendment to Lease dated as of October 14, 1994 between Registrant and Ledgemont Realty Trust (25)
     10.30       --      License Agreement dated January 1, 1992 between the Trustees of Princeton
                          University and the Registrant (3)(8)
     10.31       --      Research Agreement dated as of July 1, 1991 between the Registrant and the
                          Trustees of Princeton University (3)(8)
     10.32       --      Consulting Agreement dated as of July 1, 1991 between the Registrant and
                          Daniel Kahne, Ph.D. (3)(8)
     10.33       --      License Agreement dated January 28, 1992 between Ohio University, The
                          Castle Group, Inc. and Scimark Corporation (assigned to Progenitor, Inc.)
                          (3)(8)
     10.34       --      Sponsored Research Agreement between Scimark Corporation (assigned to
                          Progenitor, Inc.) and Ohio University (3)(8)
     10.34(a)    --      Letter Amendment between Progenitor, Inc. and Ohio University (18)
     10.35       --      Technology License Contract dated December 18, 1991 between the Registrant and the Mayo Foundation for Medical Education and Research (3)(8)
     10.36       --      Exclusive License Agreement dated February 24, 1992 between the Registrant and Purdue Research Foundation (9)
     10.37       --      License Agreement dated as of February 15, 1992 between the Registrant and
                          Massachusetts Institute of Technology (9)
     10.39       --      Employment Agreement between Transcell Technologies, Inc. and Elizabeth
                          Tallet dated November 11, 1992 and Guarantee by Registrant (13)
     10.40       --      Patent and Know-How Sublicense and Supply Agreement between Registrant and
                          American Cyanamid Company dated November 19, 1992 (3)(12)
     10.41       --      Equity Investment Agreement between Registrant and American Cyanamid
                          Company dated November 19, 1992 (12)

     10.42       --      Trademark License Agreement between Registrant and American Cyanamid
                          Company dated November 19, 1992 (12)
     10.43       --      Consent Agreement between Registrant and Servier dated November 19, 1992
                          (12)
     10.44(a)    --      Termination Letter to Registrant from Veryfine Products, Inc., dated
                          October 30, 1995 (34)
     10.45       --      Agreement between Registrant and Parexel International Corporation dated
                          October 22, 1992 (as of July 21, 1992) (3) (14)
     10.46       --      License Agreement dated February 9, 1993 between the Registrant and
                          Massachusetts Institute of Technology (3)(15)
     10.47       --      Sublease between Enichem America and Transcell Technologies, Inc.
                          including guarantee by the Registrant (15)
     10.49       --      License Agreement between Registrant and Elan Corporation, plc dated
                          September 9, 1993 (3)(18)
     10.50       --      License Agreement between Transcell Technologies, Inc. and Princeton
                          University dated October 14, 1993 (3)(18)
     10.51       --      Letter Agreement between the Registrant and Mark S. Butler (18)
     10.52       --      License Agreement dated February 18, 1994 between Registrant and Rhone-
                          Poulenc Rorer, S.A. (20)
     10.54       --      Form of Purchase Agreement dated as of February 24, 1994 (20)
     10.54(a)    --      Form of Amendment to Purchase Agreement (20)
     10.55       --      Patent License Agreement between Registrant and Massachusetts Institute of
                          Technology dated March 1, 1994 (20)
     10.56       --      License Agreement between Progenitor, Inc. and Albert Einstein College of
                          Medicine of Yeshiva University dated as of February 1, 1994 (20)
     10.57       --      Employment Letter dated February 28, 1994 between the Registrant and
                          Thomas F. Farb (21)
     10.58       --      Master Equipment Lease including Schedules and Exhibits between Phoenix
                          Leasing and Registrant (agreements for Transcell and Progenitor are substantially identical), with form of continuing guarantee for each of
                          Transcell and Progenitor (22)
     10.59       --      Exhibit D to Agreement between Registrant and Parexel International
                          Corporation dated as of March 15, 1994. (3)(22)
     10.60(a)    --      Acquisition Agreement dated as of May 13, 1994 among the Registrant,
                          Intercardia, Inc., Cardiovascular Pharmacology Engineering Consultants,
                          Inc. (CPEC), Myocor, Inc. and the sellers named therein (23)
     10.60(b)    --      Amendment dated June 15, 1994 to the Acquisition Agreement (23)
     10.60(c)    --      Form of Consulting Agreement between Intercardia, Inc., CPEC and Myocor,
                          Inc. (23)
     10.61       --      License Agreement dated December 6, 1991 between Bristol-Myers Squibb and
                          CPEC, as amended (3)(23)
     10.61(a)    --      Letter Agreement dated November 18, 1994 between CPEC and Bristol-Myers
                          Squibb (25)
     10.62       --      Lease Agreement between Thomas R. Eggers and Progenitor, Inc. dated as of
                          November 1994 with Registrant guaranty (25)
     10.63       --      Form of Stock Purchase Agreement dated December 15, 1994 (25)
     10.64       --      Form of Investor Rights Agreement among Progenitor, Transcell, Registrant and each investor in the subsidiary private placement (25)

     10.64(a)    --      Form of Investor Rights Agreement among Intercardia, the Registrant and each investor in the Intercardia private placement (25)
     10.65       --      1994 Long-Term Incentive Plan (25)
     10.67       --      Employment Agreement between Intercardia and Clayton I. Duncan with
                          Registrant guarantee (25)
     10.67(a)    --      Amendment to Employment Agreement between Intercardia, Inc. and Clayton I.
                          Duncan (27)
     10.68       --      Interneuron Pharmaceuticals, Inc. 1995 Employee Stock Purchase Plan, as
                          amended (36)
     10.69       --      Office Lease, dated April 24, 1995 between Intercardia, Inc. and
                          Highwoods/ Forsyth Limited Partnership, with Registrant Guaranty (27)
     10.70(a)    --      License and Collaboration Agreement by and between Progenitor, Inc., and
                          Chiron Corporation dated March 31, 1995 (3) (30)
     10.71       --      Securities Purchase Agreement dated June 2, 1995 between the Registrant and Reliance Insurance Company, including Warrant and exhibits (29)
     10.72       --      Sponsored Research and License Agreement dated as of May 1, 1995 between
                          Progenitor and Novo Nordisk (3) (30)
     10.73       --      Form of Stock Purchase Agreement dated as of June 28, 1995 (31)
     10.74       --      Securities Purchase Agreement dated as of August 16, 1995 between the
                          Registrant and BT Holdings (New York), Inc., including Warrant issued to
                          Momint (nominee of BT Holdings) (32)
     10.75       --      Stock Purchase Agreement dated as August 23, 1995 between the Registrant and Paresco, Inc. (32)
     10.76       --      Stock Purchase Agreement dated as of September 15, 1995 between the
                          Registrant and Silverton International Fund Limited (32)
     10.77       --      Subscription Agreement dated September 21, 1995, as of August 31, 1995, including Registration Rights Agreement between Registrant and GFL
                          Advantage Fund Limited. (32)
     10.78       --      Contract Manufacturing Agreement dated November 20, 1995 between
                          Registrant and Boehringer Ingelheim Pharmaceuticals, Inc. (3)(34)
     10.79       --      Development and Marketing Collaboration and License Agreement between
                          Astra Merck, Inc., Intercardia, Inc. and CPEC, Inc., dated December 4,
                          1995. (33)
     10.80       --      Intercompany Services Agreement between Registrant and Intercardia, Inc.
                          (33)
     10.81       --      Asset Purchase Agreement dated November 14, 1995 among Registrant,
                          InterNutria, Inc., and Walden Laboratories, Inc. (34)
     10.82       --      Employment Agreement between Registrant and Glenn L. Cooper M.D. dated
                          April 30, 1996 effective as of May 13, 1996*
     23.1        --      Consent of Coopers & Lybrand L.L.P. -- Included on Page II-9
     23.2        --      Consent of Bachner, Tally, Polevoy & Misher LLP (Included in Exhibit 5.1)
     23.3        --      Consent of Pennie & Edmonds -- Included on Page II-11*
     23.5        --      Consent of Lowe, Price, LeBlanc & Becker -- Included on Page II-12*
     24          --      Power of Attorney -- Included on Page II-7*


- ---------

*   Previously filed.

 (1) Incorporated by reference to the Registrant's registration statement on Form S-1 (File No. 33-32408) declared effective on March 8, 1990.

 (3) Confidential Treatment requested for a portion of this Exhibit.

 (4) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended September 30, 1990.

 (7) Incorporated by reference to Post-Effective Amendment No. 2 to the Registrant's registration statement on Form S-1 (File No. 33-32408) filed December 18, 1991.

 (8) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the three months ended December 31, 1991.

 (9) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 1992.

(12) Incorporated by reference to the Registrant's Form 8-K dated November 30, 1992.

(13) Incorporated by reference to Post-Effective Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 33-32408) filed on December 21, 1992.

(14) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1992.

(15) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the three months ended December 31, 1992

(16) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the six months ended March 31, 1993

(17) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the nine months ended June 30, 1993

(18) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1993

(20) Incorporated by reference to the Registrant's Registration Statement on Form S-3 or Amendment No. 1 (File no. 33-75826)

(21) Incorporated by reference to the Registrant's Form 8-K dated March 31, 1994

(22) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the six months ended March 31, 1994

(23) Incorporated by reference to the Registrant's Form 8-K dated June 20, 1994

(25) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1994

(27) Incorporated by reference to the Registrant's Quarterly Report on From 10-Q for the six months ended March 31, 1995

(29) Incorporated by reference to the Registrant's Quarterly Report on Form 8-K dated June 2, 1995

(30) Incorporated by reference to the Registrant's Quarterly Report on Form 8-K dated May 16, 1995; Exhibit 10.70 (a) supersedes Exhibit 10.70.

(31) Incorporated by reference to Registrant's Quarterly Report on Form 10-Q for the nine months ended June 30, 1995.

(32) Incorporated by reference to Registrant's Report on Form 8-K dated August 16, 1995.

(33) Incorporated by reference to Registration Statement filed on Form S-1 (No. 33-80219) by Intercardia, Inc. on December 8, 1995.

(34) Incorporated by reference to Registrant's Annual Report on Form 10-K or Form 10K/A for the fiscal year ended September 30, 1995.

(36) Incorporated by reference to Amendment No. 1 to Registrant's Registration Statement on Form S-3 (File No. 333-1273) filed on March 15, 1996.

ITEM 17.  UNDERTAKINGS

Undertaking Required by Regulation S-K, Item 512(b).

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

Undertaking required by Regulation S-K, Item 512(h).

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Undertakings required by Regulation S-K, Item 512(i).

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lexington, County of Middlesex on the 3rd day of June, 1996.


                                          INTERNEURON PHARMACEUTICALS, INC.

                                          By:      /s/ GLENN L. COOPER, M.D.
                                             -----------------------------------
                                                    Glenn L. Cooper, M.D.
                                                President and Chief Executive
                                                           Officer

    The undersigned hereby constitute and appoint Glenn L. Cooper, M.D. and Thomas F. Farb, and each of them the true and lawful agents and attorneys-in-fact of the undersigned with full power and authority in said agents and attorneys-in-fact, and in any one or more of them, to sign for the undersigned any and all amendments (including post-effective amendments) to this Registration Statement and any related Registration Statements filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and with full power of substitution, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.


             SIGNATURE                         TITLE                  DATE
- -----------------------------------  -------------------------  ----------------

          /s/ GLENN L. COOPER,       President, Chief
               M.D.                   Executive Officer and
- -----------------------------------   Director (Principal         June 3, 1996
       Glenn L. Cooper, M.D.          Executive Officer)

         /s/ LINDSAY ROSENWALD,
               M.D.                  Chairman of the Board of
- -----------------------------------   Directors                   June 3, 1996
      Lindsay Rosenwald, M.D.

                /s/ HARRY J.
               GRAY
- -----------------------------------  Director                     June 3, 1996
           Harry J. Gray

    /s/ ALEXANDER M. HAIG, JR.
- -----------------------------------  Director                     June 3, 1996
      Alexander M. Haig, Jr.

             /s/ PETER BARTON
               HUTT
- -----------------------------------  Director                     June 3, 1996
         Peter Barton Hutt

    /s/ MALCOLM MORVILLE, PH.D
- -----------------------------------  Director                     June 3, 1996
      Malcolm Morville, Ph.D.

             SIGNATURE                         TITLE                  DATE
- -----------------------------------  -------------------------  ----------------
- -----------------------------------  Director                        , 1996
         Robert K. Mueller

- -----------------------------------  Director                        , 1996
         Lee J. Schroeder

- -----------------------------------  Director                        , 1996
          David Sharrock

     /s/ RICHARD WURTMAN, M.D.
- -----------------------------------  Director                     June 3, 1996
       Richard Wurtman, M.D.

                                     Executive Vice President,
                /s/ THOMAS F.         Finance, Treasurer and
               FARB                   Chief Financial Officer     June 3, 1996
- -----------------------------------   (Principal Financial and
          Thomas F. Farb              Accounting Officer)

               *By:
- -----------------------------------                                  , 1996
            Attorney-in-Fact

                                                                    EXHIBIT 23.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

    We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated November 13, 1995, on our audits of the consolidated financial statements of Interneuron Pharmaceuticals, Inc. as of September 30, 1994 and 1995, and for each of the three years in the period ended September 30, 1995. We also consent to the reference to our firm under the caption "Experts" in the Prospectus.

                                          COOPERS & LYBRAND L.L.P.


Boston, Massachusetts
June 3, 1996

                               INDEX TO EXHIBITS

  EXHIBITS                                                                                                       PAGE
- ------------                                                                                                 -------------
    1.1          --      Form of Underwriting Agreement....................................................
    4.4          --      Certificate of Designation establishing Series C Preferred Stock (17).............
    4.6          --      Form of Registrant Warrant issued in subsidiary private placement (25)............
    4.7          --      Form  of Registrant Warrant to be issued  to Paramount Capital, Inc., D.H. Blair &
                          Co., Inc. or designees (25)......................................................
    5.1          --      Opinion of Bachner, Tally, Polevoy & Misher LLP...................................
   10.5  (a)     --      Consultant and Non-competition Agreement between the Registrant, Richard  Wurtman,
                          M.D. (34)........................................................................
   10.5  (b)     --      Consultant  and  Non-competition Agreement  between  InterNutria, Inc.  and Judith
                          Wurtman, Ph.D. (34)..............................................................
   10.6          --      Assignment of  Invention  and  Agreement between  Richard  Wurtman,  M.D.,  Judith
                          Wurtman and the Registrant (1)...................................................
   10.7          --      Management Agreement between the Registrant and Lindsay Rosenwald, M.D. (1).......
   10.9  (a)     --      Restated and Amended 1989 Stock Option Plan (7)...................................
   10.10         --      Form of Indemnification Agreement (1).............................................
   10.11         --      Restated Amendment to MIT Option Agreement (1)....................................
   10.12 (a)     --      Patent  and Know-How License Agreement between the Registrant and Les Laboratoires
                          Servier ("Servier") dated February 7, 1990 ("License Agreement") (1).............
   10.12 (b)     --      Revised Appendix A to License Agreement (1).......................................
   10.12 (c)     --      Amendment Agreement  between  Registrant and  Servier,  Orsem and  Oril,  Produits
                          Chimiques dated November 19, 1992(3)(12).........................................
   10.12 (d)     --      Amendment Agreement dated April 28, 1993 between Registrant and Servier (16)......
   10.12 (e)     --      Consent  and Amendment Agreement  among Servier, American  Home Products Corp. and
                          Registrant. (34).................................................................
   10.13         --      Trademark License Agreement  between the  Registrant and Orsem  dated February  7,
                          1990 (1).........................................................................
   10.14         --      Supply Agreement between the Registrant and Oril Products Chimiques dated February
                          7, 1990 (1)(3)...................................................................
   10.15 (a)     --      Form  of Indemnification Agreement  between the Registrant  and Alexander M. Haig,
                          Jr. (1)..........................................................................
   10.16         --      Assignment of Invention by Richard Wurtman, M.D. (1)..............................
   10.22 (a)     --      License Agreement dated January 15, 1993,  as amended, between the Registrant  and
                          Grupo Ferrer (3)(16).............................................................
   10.25         --      License  Agreement  between  the  Registrant and  the  Massachusetts  Institute of
                          Technology (4)...................................................................
   10.28         --      Letter Agreement between the Registrant and Bobby W. Sandage, Jr., Ph.D. (7)......
   10.29         --      Amended Lease  dated December  12,  1991 for  Registrant's offices  in  Lexington,
                          Massachusetts (7)................................................................
   10.29 (a)     --      First  Amendment to  Lease dated  as of  October 14,  1994 between  Registrant and
                          Ledgemont Realty Trust (25)......................................................
   10.30         --      License Agreement  dated  January  1,  1992  between  the  Trustees  of  Princeton
                          University and the Registrant (3)(8).............................................

   10.31         --      Research  Agreement  dated as  of  July 1,  1991  between the  Registrant  and the
                          Trustees of Princeton University (3)(8)..........................................
   10.32         --      Consulting Agreement dated as  of July 1, 1991  between the Registrant and  Daniel
                          Kahne, Ph.D. (3)(8)..............................................................
   10.33         --      License  Agreement  dated January  28, 1992  between  Ohio University,  The Castle
                          Group, Inc. and Scimark Corporation (assigned to Progenitor, Inc.) (3)(8)........
   10.34         --      Sponsored Research Agreement between Scimark Corporation (assigned to  Progenitor,
                          Inc.) and Ohio University (3)(8).................................................
   10.34 (a)     --      Letter Amendment between Progenitor, Inc. and Ohio University (18)................
   10.35         --      Technology License Contract dated December 18, 1991 between the Registrant and the
                          Mayo Foundation for Medical Education and Research (3)(8)........................
   10.36         --      Exclusive  License Agreement  dated February 24,  1992 between  the Registrant and
                          Purdue Research Foundation (9)...................................................
   10.37         --      License Agreement  dated  as of  February  15,  1992 between  the  Registrant  and
                          Massachusetts Institute of Technology (9)........................................
   10.39         --      Employment  Agreement between  Transcell Technologies,  Inc. and  Elizabeth Tallet dated November 11, 1992 and Guarantee by Registrant (13).........................
   10.40         --      Patent and  Know-How  Sublicense  and  Supply  Agreement  between  Registrant  and
                          American Cyanamid Company dated November 19, 1992 (3)(12)........................
   10.41         --      Equity Investment Agreement between Registrant and American Cyanamid Company dated
                          November 19, 1992 (12)...........................................................
   10.42         --      Trademark License Agreement between Registrant and American Cyanamid Company dated
                          November 19, 1992 (12)...........................................................
   10.43         --      Consent Agreement between Registrant and Servier dated November 19, 1992 (12).....
   10.44 (a)     --      Termination  Letter to Registrant from Veryfine  Products, Inc., dated October 30,
                          1995 (34)........................................................................
   10.45         --      Agreement between Registrant and  Parexel International Corporation dated  October
                          22, 1992 (as of July 21, 1992) (3) (14)..........................................
   10.46         --      License  Agreement dated February 9, 1993 between the Registrant and Massachusetts
                          Institute of Technology (3)(15)..................................................
   10.47         --      Sublease between  Enichem  America  and  Transcell  Technologies,  Inc.  including guarantee by the Registrant (15).................................................
   10.49         --      License  Agreement between Registrant and Elan Corporation, plc dated September 9,
                          1993 (3)(18).....................................................................
   10.50         --      License Agreement between  Transcell Technologies, Inc.  and Princeton  University
                          dated October 14, 1993 (3)(18)...................................................
   10.51         --      Letter Agreement between the Registrant and Mark S. Butler (18)...................
   10.52         --      License  Agreement dated  February 18,  1994 between  Registrant and Rhone-Poulenc
                          Rorer, S.A. (20).................................................................
   10.54         --      Form of Purchase Agreement dated as of February 24, 1994 (20)
   10.54 (a)     --      Form of Amendment to Purchase Agreement (20)......................................
   10.55         --      Patent  License  Agreement  between  Registrant  and  Massachusetts  Institute  of
                          Technology dated March 1, 1994 (20)..............................................
   10.56         --      License Agreement between Progenitor, Inc. and Albert Einstein College of Medicine
                          of Yeshiva University dated as of February 1, 1994 (20)..........................
   10.57         --      Employment  Letter dated  February 28, 1994  between the Registrant  and Thomas F.
                          Farb (21)........................................................................

   10.58         --      Master Equipment Lease  including Schedules and  Exhibits between Phoenix  Leasing and  Registrant  (agreements  for  Transcell  and  Progenitor  are  substantially identical),  with  form  of  continuing  guarantee  for  each  of  Transcell  and
                          Progenitor (22)..................................................................
   10.59         --      Exhibit  D to Agreement  between Registrant and  Parexel International Corporation dated as of March 15, 1994. (3)(22)..............................................
   10.60 (a)     --      Acquisition Agreement dated as of May 13, 1994 among the Registrant,  Intercardia,
                          Inc.,  Cardiovascular Pharmacology Engineering  Consultants, Inc. (CPEC), Myocor,
                          Inc. and the sellers named therein (23)..........................................
   10.60 (b)     --      Amendment dated June 15, 1994 to the Acquisition Agreement (23)...................
   10.60 (c)     --      Form of  Consulting Agreement  between Intercardia,  Inc., CPEC  and Myocor,  Inc.
                          (23).............................................................................
   10.61         --      License Agreement dated December 6, 1991 between Bristol-Myers Squibb and CPEC, as amended (3)(23)..................................................................
   10.61 (a)     --      Letter  Agreement dated  November 18, 1994  between CPEC  and Bristol-Myers Squibb
                          (25).............................................................................
   10.62         --      Lease Agreement between Thomas R. Eggers and Progenitor, Inc. dated as of November
                          1994 with Registrant guaranty (25)...............................................
   10.63         --      Form of Stock Purchase Agreement dated December 15, 1994 (25).....................
   10.64         --      Form of Investor Rights Agreement among Progenitor, Transcell, Registrant and each investor in the subsidiary private placement (25)................................
   10.64 (a)     --      Form of  Investor Rights  Agreement  among Intercardia,  the Registrant  and  each investor in the Intercardia private placement (25)...............................
   10.65         --      1994 Long-Term Incentive Plan (25)................................................
   10.67         --      Employment  Agreement between  Intercardia and  Clayton I.  Duncan with Registrant guarantee (25)...................................................................
   10.67 (a)     --      Amendment to Employment Agreement between Intercardia, Inc. and Clayton I.  Duncan
                          (27).............................................................................
   10.68         --      Interneuron  Pharmaceuticals, Inc. 1995  Employee Stock Purchase  Plan, as amended
                          (36).............................................................................
   10.69         --      Office Lease,  dated  April 24,  1995  between Intercardia,  Inc.  and  Highwoods/
                          Forsyth Limited Partnership, with Registrant Guaranty (27).......................
   10.70 (a)     --      License  and Collaboration Agreement  by and between  Progenitor, Inc., and Chiron
                          Corporation dated March 31, 1995 (3) (30)........................................
   10.71         --      Securities Purchase  Agreement  dated June  2,  1995 between  the  Registrant  and
                          Reliance Insurance Company, including Warrant and exhibits (29)..................
   10.72         --      Sponsored  Research  and  License  Agreement  dated  as  of  May  1,  1995 between
                          Progenitor and Novo Nordisk (3) (30).............................................
   10.73         --      Form of Stock Purchase Agreement dated as of June 28, 1995 (31)...................
   10.74         --      Securities Purchase Agreement dated as of  August 16, 1995 between the  Registrant and  BT Holdings (New York), Inc., including Warrant issued to Momint (nominee of
                          BT Holdings) (32)................................................................
   10.75         --      Stock Purchase  Agreement dated  as August  23, 1995  between the  Registrant  and
                          Paresco, Inc. (32)...............................................................
   10.76         --      Stock Purchase Agreement dated as of September 15, 1995 between the Registrant and
                          Silverton International Fund Limited (32)........................................
   10.77         --      Subscription  Agreement dated September 21, 1995, as of August 31, 1995, including
                          Registration Rights Agreement between Registrant and GFL Advantage Fund  Limited.
                          (32).............................................................................
   10.78         --      Contract  Manufacturing Agreement dated  November 20, 1995  between Registrant and
                          Boehringer Ingelheim Pharmaceuticals, Inc. (3)(34)...............................

   10.79         --      Development and Marketing Collaboration and License Agreement between Astra Merck,
                          Inc., Intercardia, Inc. and CPEC, Inc., dated December 4, 1995. (33).............
   10.80         --      Intercompany Services Agreement between Registrant and Intercardia, Inc. (33).....
   10.81         --      Asset Purchase Agreement  dated November 14,  1995 among Registrant,  InterNutria,
                          Inc., and Walden Laboratories, Inc. (34).........................................
   10.82         --      Employment  Agreement between Registrant and Glenn  L. Cooper M.D. dated April 30,
                          1996 effective as of May 13, 1996*...............................................
   23.1          --      Consent of Coopers & Lybrand L.L.P. -- Included on Page II-9......................
   23.2          --      Consent of Bachner, Tally, Polevoy & Misher LLP (Included in Exhibit 5.1).........
   23.3          --      Consent of Pennie & Edmonds -- Included on Page II-11*............................
   23.5          --      Consent of Lowe, Price, LeBlanc & Becker -- Included on Page II-12*...............
   24            --      Power of Attorney -- Included on Page II-7*.......................................

- ---------
*   Previously filed.

 (1) Incorporated by reference to the Registrant's registration statement on Form S-1 (File No. 33-32408) declared effective on March 8, 1990.

 (3) Confidential Treatment requested for a portion of this Exhibit.

 (4) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended September 30, 1990.

 (7) Incorporated by reference to Post-Effective Amendment No. 2 to the Registrant's registration statement on Form S-1 (File No. 33-32408) filed December 18, 1991.

 (8) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the three months ended December 31, 1991.

 (9) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the three months ended March 31, 1992.

(12) Incorporated by reference to the Registrant's Form 8-K dated November 30, 1992.

(13) Incorporated by reference to Post-Effective Amendment No. 5 to the Registrant's Registration Statement on Form S-1 (File No. 33-32408) filed on December 21, 1992.

(14) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1992.

(15) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the three months ended December 31, 1992

(16) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the six months ended March 31, 1993

(17) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the nine months ended June 30, 1993

(18) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1993

(20) Incorporated by reference to the Registrant's Registration Statement on Form S-3 or Amendment No. 1 (File no. 33-75826)

(21) Incorporated by reference to the Registrant's Form 8-K dated March 31, 1994

(22) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the six months ended March 31, 1994

(23) Incorporated by reference to the Registrant's Form 8-K dated June 20, 1994

(25) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1994

(27) Incorporated by reference to the Registrant's Quarterly Report on From 10-Q for the six months ended March 31, 1995

(29) Incorporated by reference to the Registrant's Quarterly Report on Form 8-K dated June 2, 1995

(30) Incorporated by reference to the Registrant's Quarterly Report on Form 8-K dated May 16, 1995; Exhibit 10.70 (a) supersedes Exhibit 10.70.

(31) Incorporated by reference to Registrant's Quarterly Report on Form 10-Q for the nine months ended June 30, 1995.

(32) Incorporated by reference to Registrant's Report on Form 8-K dated August 16, 1995.

(33) Incorporated by reference to Registration Statement filed on Form S-1 (No. 33-80219) by Intercardia, Inc. on December 8, 1995.

(34) Incorporated by reference to Registrant's Annual Report on Form 10-K or Form 10K/A for the fiscal year ended September 30, 1995.

(36) Incorporated by reference to Amendment No. 1 to Registrant's Registration Statement on Form S-3 (File No. 333-1273) filed on March 15, 1996.